As submitted confidentially to the Securities and Exchange Commission on February 13, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZSPACE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	35-2284050 (I.R.S. Employer Identification No.)
zSpace, Inc.
65 Nicholson Lane
San Jose, California 95134
(408) 498-4050
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Kellenberger
Chief Executive Officer
zSpace, Inc.
65 Nicholson Lane
San Jose, California 95134
(408) 498-4050
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Daniel E. Larkin
Steven C. Papkin
Fisher Broyles LLP
203 N. LaSalle Street
Chicago, Illinois 60601
Tel: (312) 863 0740

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting unaudited financial statements as of and for the nine months ended September 30, 2023 and 2022. While this financial information is otherwise required by Regulation S-X, we believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion
preliminary prospectus dated          , 2024
PROSPECTUS
SHARES
ZSPACE, INC.
Common Stock
This is zSpace, Inc.’s initial public offering of             shares of common stock of zSpace, Inc. Prior to this offering, there has been no public market for shares of our common stock. We anticipate that the initial public offering price will be between $      and $      per share.
We intend to apply to list our common stock on The Nasdaq Capital Market® (“Nasdaq”), under the symbol “ZSPC”.
We are an emerging growth company and a smaller reporting company under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
After the completion of this offering, we expect that our Controlling Stockholder (see “Principal Stockholders”) will continue to control a majority of the voting power of our common stock. As a result, although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” under the listing standards of Nasdaq and the rules of the Securities and Exchange Commission (“SEC”), and we will qualify for exemptions from certain corporate governance requirements. See “Management — Controlled Company Exemption.”
Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 13 of this prospectus for a discussion of some of the risks you should consider before investing.
	Per Share	Total
Initial Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting.”

We have granted the underwriters an option, which is exercisable for up to 30 days after the date of this prospectus, to purchase up to            additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares, if any.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The Underwriters expect to deliver the shares of our common stock to purchasers against payment on or about            , 2024.

Book-running Manager
Roth Capital Partners
Prospectus dated           , 2024

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters have authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.
i

NON-GAAP FINANCIAL MEASURES
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We also supplement our consolidated financial statements with non-GAAP financial measures in this prospectus, including Adjusted EBITDA. For a discussion of the limitations on these measures and the rationales for using these measures see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
FISCAL YEAR
We operate on a calendar year ending on December 31 each year. Our fiscal year is divided into four calendar quarters ending on March 31, June 30, September 30 and December 31 of each year.
MARKET DATA AND FORECASTS
We are responsible for the disclosures contained in this prospectus. However, unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on information obtained from a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.
Our estimates are derived from publicly available information released by third parties, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications discussed in this prospectus were prepared on our behalf.
TRADEMARKS, TRADENAMES, SERVICE MARKS, AND COPYRIGHTS
We own or have rights to use various trademarks, tradenames, service marks, and copyrights, which are protected under applicable intellectual property laws, as further described herein. This prospectus also contains trademarks, tradenames, service marks, and copyrights of other companies, which are, to our knowledge, the property of their respective owners. Solely for convenience, certain trademarks, tradenames, service marks, and copyrights referred to in this prospectus may appear without the ©, ®, and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks, and copyrights.
ii

SUMMARY OF THE PROSPECTUS
This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the information in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “zSpace,” the “Company,” “we,” “us,” and “our” refer to zSpace, Inc.
•   Company Overview
We are a leading provider of augmented reality (AR) and virtual reality (VR) educational technology solutions. We believe that we are a recognized brand in the education market with a current focus on both U.S. K-12 schools and Career & Technical Education (CTE) markets. Our proprietary hardware and software platform provides the unique ability to deliver end users an interactive, stereoscopic three-dimensional (3D) learning experience without the need to utilize VR goggles or specialty glasses. Our hands-on “learning by doing” experience has been shown to enhance the learning process and drive higher student test scores, as evidenced by the 2021 published study in the Journal of Computer Assisted Learning. We allow students and teachers to experience learning in the classroom that may otherwise be dangerous, impractical, counterproductive, or expensive using traditional techniques. Our platform serves a broad range of critical educational tools designed for K-12 science, technology, engineering, and math (STEM) lessons as well as training skilled trades in areas such as health sciences, automotive engineering/repair, Unity3D® software programming, and advanced manufacturing.
Today, our platform is implemented in more than 3,500 of the approximately 13,000 U.S. public school districts. Our solutions have been deployed in 94 of the top 100 public school districts in the U.S., as measured by student enrollment. In addition, our solutions have been used in the CTE market in 73% of these school districts and less than 2% of U.S. community and technical colleges.
From a technology perspective, graphics and speed of computing have increased exponentially over time, but the physical computing experience has remained largely static since the introduction of the mouse and touchscreen in the 1980s. We believe limiting the user experience to the confines of a screen creates inherent limitations such as slowing technological breakthroughs, discouraging engagement and hampering creativity, particularly when utilizing technology as a learning tool. We were founded with the goal to eliminate that barrier between students and content and reinvent the student experience. We hope to accomplish this through a range of proprietary innovations in hardware and software that comprise the foundation of our educational platform. We believe that these innovations help to eliminate a barrier between digital content and students so that students can be immersed in content: manipulate it, experience it, and interact with it as if it were real.

We sell our platform directly to U.S. school districts and community college customers through both a direct sales and support team as well as regional resellers. Internationally, we work exclusively with resellers within the countries to bring our solutions to those markets.
Our Industry and Market Opportunity
We estimate using data from national government sources specifying the number of schools within their regions that our total addressable market (TAM) is approximately $32 billion in the U.S., $63 billion in the Europe, Middle East and Africa region (“EMEA”) and $124 billion in the Asia Pacific region (“APAC”), with an overall global TAM of greater than $200 billion. These TAM estimates are based upon the premise of each school having a minimum of one complete classroom solution consisting of hardware, software content and teacher training services sufficient for a minimum of 15 students.
According to Grandview Research, the Global Education Technology market is expected to grow at a compound annual growth rate (CAGR) of 13.6% from 2023 to 2030.
Our Learning Platform
Key elements of our platform include:
The ability for users to easily understand abstract concepts.   Our products have the ability to deliver an interactive, stereoscopic 3D experience on a laptop without the need to utilize glasses, allowing students to interact directly with complex, spatial, and abstract concepts. Our products integrate the latest AR/VR technology with science, math, and career training applications that empower students to learn in a 3D world without the fear of making mistakes.

Power Units
Gear Pump
• External Gear Pump
• Internal Gear Pump
Vane Pump
Piston Pump
A gear pump is a commonly used hydraulic pump. Its main advantages are simple structure, small size, light weight, strong self-priming ability, strong anti-pollution ability, reliable work, easy maintenance and repair. Its shortcomings are large flow fluctuation, loud noise, and
zSpace

An immersive 3D experience using familiar hardware.   Traditionally, AR/VR technology has required complicated hardware, including glasses or goggles, that is difficult to easily incorporate into a classroom setting and limits collaboration. Our platform is delivered on a laptop that is familiar to students without the need for any external eyewear. Using our patented hand-held stylus device, which functions like a pen, interactions are designed to be simple and familiar so customers can feel more comfortable bringing the latest technology into classrooms. Our platform is designed to work with natural gestures and movements to allow learners to manipulate objects in a 360-degree experience outside the confines of the screen.
Effective kinesthetic learning tools.   Our products leverage hands on, kinesthetic learning (i.e., using body movements to interact with learning environments). With built-in eye-tracking technology and our patented hand-held stylus device, learners naturally move their heads and rotate their wrist as they pick-up, dissect, and interact with virtual objects. We believe that engaging tactile learning with movement, testing, and trial and error in a non-traditional learning environment can support retention and recall of information.
Our Products
Our platform consists of three key products — hardware, software and services.
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Hardware:   Our hardware is the enabler of the 3D learning experience on our platform. We work closely with original equipment manufacturers (OEMs) to produce devices that deliver a 3D experience.

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Inspire is our second-generation laptop product launched in early 2022 and built in partnership with a major PC OEM. It is our first product that delivers autostereoscopic 3D graphics, not requiring any eyewear or headset. With a specialized optical lens and eye-tracking technology, a set of images for each eye is created and directly projected through the lens to where the eyes are looking for a unique 3D experience. We deliver each Inspire laptop with our patented hand-held stylus, which allows users to interact with and manipulate 3D images. When not being used in 3D stereo, the screen provides 2D color accuracy, including 100% Adobe RGB color gamut and Delta E<2 color accuracy, allowing the end user to see minute details on the 15.6” 4K UHD narrow bezel display.

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Legacy Original Edition (OE) Products (Both All-in-One (AIO) Products and OE Laptop) were our initial product offerings that used a proprietary passive circular polarized display creating comfortable 3D stereo using lightweight eyewear. We are no longer producing our OE products, although we continue to sell existing inventory outside of the US.

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Software   We develop and deliver both platform management software, enabling the easy distribution, licensing and management of web enabled applications, and end user applications that students use on our devices. Our platform offers a full range of applications, developed both in-house as well as by third party application developers, that provide learning experiences designed for the K-12 STEM and CTE markets. In the K-12 market, we offer applications in areas such as science, health and math, and in the CTE markets cover key areas such as automotive, advanced manufacturing, health and agri-sciences. We believe that providing software that offers a range of effective educational experiences for end users is a critical component of our product’s value to our customers.

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Services — Implementation and professional development services are part of the overall solution we offer to our customers so they can be quickly using, and fully trained on, our products. We have developed a network of trainers in the United States with education experience, to ensure that our customers’ experience with our products is positive and effective. Internationally, we partner with resellers to provide these services to our customers.

Our Competitive Strengths
We believe that we have a number of competitive strengths that will enable us to grow our business. Our competitive strengths include:
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Breadth and depth of our platform.   Our platform is focused on delivering virtual interactive learning capabilities to the education market. From our technology design to content development, our products have the ability to deliver value across the world-wide education spectrum. Our Growing software ecosystem content is driving renewing revenue, developed both in house and by third party software developers, includes STEM, game design and CTE lessons, including physical science, math, health, automotive, Unity3D® programming, and advanced manufacturing. Utilizing our platform, students can enhance their learning within Unity3D® software programming, automotive repair, physics, chemistry, biology, geometry and more.

•
Highly Differentiated and Proprietary Technology.   Our product offerings are designed to facilitate intuitive, responsive, and comfortable learner experiences, with hardware that includes built-in eye-tracking technology that allows for 3D images without the use of specialized glasses and a hand-held stylus device that allows users to bring objects out of the screen and manipulate them as if they were real objects. Our proprietary platform offers a unique solution to educators interested in effective kinesthetic learning tools.
•
Brand recognition.   We believe that we are a trusted brand in the K-12 education market that has a track record of attracting and maintaining customers. We believe we are recognized as a market leader in AR/VR and the “eduverse” for schools. We expect to continue to leverage our leading position and increase our brand awareness to grow our customer base.

•
Leadership and first-mover advantage.   We believe we are a leader in the AR/VR educational market with an experienced executive management and sales team with longstanding relationships and significant knowledge regarding the education market. Our broad patent portfolio is the result of many years of research and development and innovation, and we believe it provides a strong foundation for our business. Innovation has been at the center of our business since inception, and we will continue to prioritize investments in R&D to further our market-leading position.

Our Growth Strategies
We believe that we have significant growth potential ahead. We believe we have demonstrated a repeatable value proposition and the ability of our sales growth model to scale. With a mature and tested go-to-market playbook and team in place, we are focused on scaling execution across a carefully selected set of growth vectors. These include:
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Targeted additional software via both software acquisitions and application acquisitions to further drive software growth.   We intend to pursue potential acquisition targets, both specific software applications and third-party software developers, in order to increase the growth of our software offerings. Such acquisitions, if completed, will be intended to be accretive to earnings and materially increase our software revenue.

•
Scale within the U.S. education market.   We expect to continue to drive growth by increasing marketing efforts, expanding use cases and introducing new applications. We are focused on acquiring and retaining both K-12 and CTE customers while expanding our sales with our Inspire products to our existing OE installed customer base. We also plan to increase investments in specific sales and marketing initiatives to increase sales efficiency and drive additional growth in renewing software revenue.

Corporate Information, Principal Executive Offices and Internet Address
zSpace, Inc. is a Delaware corporation incorporated on October 26, 2006 under the name Infinite Z, Inc. On February 12, 2013 we effected a name change from Infinite Z, Inc. to zSpace, Inc. Our business is conducted through zSpace, Inc. and our other operating subsidiaries.
Our principal executive office is located at 65 Nicholson Lane, San Jose, CA 95134. Our telephone number is (408) 498-4050. Our website is zspace.com. Information contained on or accessible through our website is not part of this prospectus, and is not incorporated by reference herein, and should not be relied on in determining whether to make an investment decision. The inclusion of our website address in this prospectus is an inactive textual reference only.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we are an emerging growth company, we will, among other things:
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not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”),

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not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of Securities Exchange Act of 1934, as amended (the “Exchange Act”),

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not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act,

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be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation and identification of critical audit matters, and

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be subject to reduced disclosure obligations regarding executive compensation in our periodic reports.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
We will continue to qualify as an emerging growth company until the earliest of:
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the last day of our fiscal year following the fifth anniversary of the date of our initial public offering,

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the last day of our fiscal year in which we have annual gross revenue of $1.235 billion or more,

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the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, and

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the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
For risks related to our status as an emerging growth company and a smaller reporting company, including the potential impact of reduced financial reporting and disclaimer requirements see “Risk Factors — Risks Related to the offering and Ownership of Our Common Stock — We are an emerging growth company and a smaller reporting company, and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.”
Controlling Stockholder
As of December 31, 2023 dSpace Investments Limited (our “Controlling Stockholder”) held     % of the outstanding shares of our voting securities. We expect our Controlling Stockholder will beneficially own approximately      % of our common stock immediately following consummation of this offering (or approximately       % if the underwriters exercise their option to purchase additional shares of common stock in full). Therefore, our Controlling Stockholder will be able to have a significant influence over fundamental and significant corporate matters and transactions. Although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” under the listing standards of Nasdaq and the rules of the SEC and we will qualify for exemptions from certain corporate governance requirements. See “Management — Controlled Company Exemption” and “Risk Factors — Risks Related to this offering, the Securities Markets and Ownership of Our Common Stock.”

Summary of Risk Factors
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zSpace has a limited operating history at the scale of our business which makes it difficult to evaluate our current business and future prospects, and we may not be able to scale our business for future growth.

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zSpace has a history of net losses and may experience net losses in the future and we cannot assure you that we will achieve or sustain profitability. If we cannot achieve and sustain profitability, our business, financial condition and operating results will be adversely affected.

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Our cybersecurity and data privacy programs are in the early stages and any interruptions due to cyberattacks or to our failure to maintain adequate security and supporting infrastructure as we scale, could damage our reputation, business, operating results, and financial condition.

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If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing subscriber needs or requirements, our platform may become less competitive.

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zSpace expects to incur research and development costs in developing new products, which could significantly reduce our profitability and may never result in revenue.

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Our business is dependent on our ability to maintain and scale our product and software offerings and technical infrastructure, and any significant disruption in the availability of our platform could damage our reputation, result in a potential loss of customers and engagement, and adversely affect our business, operating results and financial condition.

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Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their contracts with us, or if we are unable to expand sales to our existing customers or develop new products that achieve market acceptance.

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zSpace operates in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

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zSpace plans to continue expanding our international operations where we have limited operating experience and may be subject to increased business, regulatory and economic risks that could seriously harm our business, operating results and financial condition.

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If we need additional capital in the future, it may not be available on favorable terms, if at all.

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We were involved in a SPAC transaction that was terminated. The outcome of the termination remains uncertain and may result in negative impacts to the company.

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Our existing and future levels of indebtedness could adversely affect our financial health, ability to obtain financing in the future, ability to react to changes in our business and ability to fulfill our obligations under such indebtedness.

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zSpace depends on certain third-party partners, including our PC Original Equipment Manufacturer partnership, in producing, reselling and distributing our products.

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Certain of our market opportunity estimates, growth forecasts and key metrics could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

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Our ability to use our U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.

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State or local legislation has been and may continue to be adopted that limits or bans instruction in public schools that includes or promotes social or emotional learning, which could limit our ability to operate in those states and/or localities and have an adverse impact on our business, operating results and financial condition.

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Our failure to comply with laws and regulations applicable to us as a technology provider for Higher Education and K-12 could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.

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Our business is subject to complex and evolving U.S. and foreign laws, regulations and industry standards, many of which are subject to change and uncertain interpretation, which uncertainty could harm our business, operating results and financial condition.

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The obligations associated with operating as a public company following the Business offering will require significant resources and management attention and will cause us to incur additional expenses, which will adversely affect our profitability.

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Failure to maintain effective systems of internal control and disclosure controls could have a material adverse effect on our business, operating results, and financial condition.

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zSpace has identified material weaknesses in its internal control over financial reporting. If we do not remediate the material weaknesses in its internal control over financial reporting, or if we fail to establish and maintain effective internal control, we may not be able to accurately report its financial results or file its periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our common stock.

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Economic uncertainty or downturns, including as a result of supply chain disruptions, the Ukraine-Russia conflict, rising fuel prices, inflation, increasing interest rates and instability in the global banking system could adversely affect our business, financial condition and operating results.

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Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.

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The price of our common stock may be volatile.

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zSpace will incur significant transaction and transition costs in connection with the offering, and we will incur additional costs and obligations as a result of being a public operating company following the offering.

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An established market for our securities may not develop following consummation of the offering.

THE OFFERING
Issuer
zSpace, Inc.
Common stock offered by us
         shares (or          shares if the underwriters exercise their option to purchase additional common stock in full)
Option to purchase additional shares of
 common stock

The underwriters have a 30-day option extending from the date of this prospectus to purchase up to an additional            shares of common stock from us to cover over-allotments.
Shares of common stock to be outstanding  immediately after this offering

       shares (or          shares if the underwriters exercise their option to purchase additional common stock in full).
Use of proceeds
We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately      million, assuming an initial public offering price of          per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to advance software application and/or company acquisitions, international development and for working capital and general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds. See “Use of Proceeds.”
Dividend policy
After the consummation of this offering, we do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business.
Risk factors
You should carefully consider all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” on page 13, before deciding whether to invest in our common stock.
Principal stockholder and “controlled  company” exemption

After the completion of this offering, our Controlling Stockholder (see “Principal Stockholders”) will continue to control a majority of the voting power of our common stock. As a result, we will be a “controlled company” under the listing standards of Nasdaq and the rules of the SEC, and we will qualify for exemptions from certain corporate governance requirements.
Listing
We intend to apply to list our shares of common stock on Nasdaq Capital Markets under the symbol “ZSPC”. No assurance can be given that our listing will be approved by Nasdaq or that a trading market will be approved by Nasdaq or that a trading market will develop for the common stock. We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.

Except as otherwise indicated, all information in this prospectus:
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excludes            shares of common stock issuable upon exercise of options to purchase shares of common stock outstanding at a weighted average exercise price of $            per share;

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excludes            shares of common stock reserved for issuance following this offering under our 2017 and 2024 equity plans;

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the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering;

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gives effect to the 75 for 1 stock split of our common stock completed as of December 29, 2023;

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gives effect to amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering; and

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assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

SUMMARY FINANCIAL DATA
The following tables summarize our financial data as of the dates and for the periods presented. We have derived the summary statements of operations data for the years ended December 31, 2023 and 2022, and the balance sheets data as of December 31, 2023 and 2022, from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
The following summary financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
Consolidated Statements of Operations
(In Thousands)	2023	2022
Revenues		$35,784
Cost of goods sold		22,656
Gross profit		13,128
Operating expenses:
Research and development		4,666
Selling and marketing		11,585
General and administrative		6,780
Total operating expenses		23,031
Loss from operations		(9,903)
Other income (expense):
Interest expense		(3,696)
Other (expense) income, net		(196)
Loss on extinguishment of debt		(3,346)
Forgiveness of paycheck protection program loan		2,012
Loss, before income taxes		(15,129)
Income tax provision		(44)
Net loss		$(15,173)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment		212
Comprehensive loss		$(14,961)
Net loss per share – basic and diluted		$(156.71)
Weighted average shares outstanding – basic and diluted		161,683
Pro forma net loss per share, basic and diluted (unaudited)
Weighted average shares outstanding used in computing pro forma net loss per share, basic and diluted (unaudited)

Consolidated Balance Sheet Data
As of December 31,
(In Thousands)	2023	Pro Forma(1)(2)(3)	Pro Forma As Adjusted
Cash and cash equivalents
Working capital(4)
Total assets
Convertible debt
Related party debt
Noncurrent related party accrued interest
Total liabilities
Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit

(1)
The pro forma consolidated balance sheet data gives effect to the amounts converted from debt to preferred stock under the recapitalization as described under “Capitalization”, (iii) the stock-based compensation expense of $       associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2023 and the performance event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $       per share and an assumed       % tax withholding rate) and the related increase in liabilities and corresponding decrease in additional paid-in capital.

(2)
The pro forma as adjusted consolidated balance sheet data gives effect to the automatic conversion of the NCNV preferred stock outstanding as of December 31, 2023 as described under “Capitalization” into         shares of our common stock at the assumed initial public offering price of $      per share at the consummation of this offering.

(3)
The pro forma as adjusted consolidated balance sheet data gives effect to the issuance and sale by us of        million shares of our common stock in this offering at the assumed initial public offering price of $       per share, after deducting the underwriting discounts and commission and estimated offering expenses payable by us and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” in each case, as if such event had occurred on December 31, 2023.

(4)
Working capital is defined as total current assets less total current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Adjusted EBITDA is not presented in accordance with GAAP. We believe, however, that Adjusted EBITDA is meaningful to our investors to enhance their understanding of our financial performance. We understand that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report similar metrics. Our calculation of Adjusted EBITDA), however, may not be comparable to similarly titled measures reported by other companies. When assessing our operating performance, investors and others should not consider this data in isolation or as a substitute for net income (loss) calculated in accordance with GAAP. Further, the results presented by Adjusted EBITDA cannot be achieved without incurring the costs that the measure excludes. We calculate Adjusted EBITDA as GAAP net loss adjusted for interest expense, depreciation and amortization, terminated merger offering costs, stock-based compensation, gain on forgiveness of paycheck protection program loan, loss on debt extinguishment and income taxes. In addition, for the periods presented herein, we have excluded inventory write-offs associated with product and component purchases due to COVID-19 pandemic related supply chain disruptions (see Supply Chain Challenges).

	2023	2022
GAAP Net income (loss)		$(15,173)
Add back (deduct):
Interest expense		3,696
Depreciation and amortization		49
Income tax expense (benefit)		44
Terminated merger offering costs		—
Stock-based compensation		20
Forgiveness of paycheck protection program loan		(2,012)
Inventory write-off		1,320
Loss on extinguishment of debt		3,346
Adjusted EBITDA		$(8,710)

RISK FACTORS
An investment in our common stock involves risks. You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline, and you may lose all or part of your investment.
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to zSpace, Inc. and its subsidiaries prior to the consummation of the offering, which will be the business of we and its subsidiaries following the consummation of the offering.
Risks Related to Our Business and Industry
We have a limited operating history at the current scale of our business, which makes it difficult to evaluate our current business and future prospects, and we may not be able to scale our business for future growth.
We began offering our education products and solutions in 2014 and we have limited operating history at the current scale of our business. We have encountered, and will likely continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly evolving industries, including challenges in accurate financial planning and forecasting, increasing competition and expenses as we continue to grow our business, and attracting and retaining customers. You should consider our business and prospects in light of the risks and difficulties that we may encounter as a business with a limited operating history. We may not be successful in addressing these and other challenges we may face in the future, and our business, operating results, and financial condition may be adversely affected if we do not manage these risks successfully. We may not be able to maintain our current rate of growth, which is a risk characteristic often shared by companies with limited operating histories participating in rapidly evolving industries.
We have a history of net losses; we expect to continue to experience net losses in the future and we may not achieve profitability. If we do not achieve profitability, our business, financial condition and operating results will be adversely affected.
We have experienced significant net losses each year since we began operations in 2014, including net loss of approximately $(15.2) million for the year ended December 31, 2022. We have an accumulated deficit of $(256.5) million and a total stockholders’ deficit of $(111.6) million as of December 31, 2022. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest in acquiring additional customers, expanding our platform and operations domestically and internationally, hiring additional employees, developing and enhancing our platform and application and solutions offerings, marketing and sales, and enhancing our infrastructure. Our expansion efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Given the significant operating and capital expenditures associated with our business. We expect to continue to incur net losses for the foreseeable future and cannot assure you that we will be able to achieve profitability.
Our business is highly competitive. Competition presents an ongoing threat to the success of our business.
The market for education technology is highly fragmented and rapidly evolving. We expect alternative modes of learning to continue to be developed and accelerate as players in this industry introduce new and more competitive products, enhancements and bundles.
Participants in the education technology ecosystem include:
•
Companies that provide technology solutions and services to K-12 schools such as Chegg, Coursera, Docebo, Duolingo, Instructure, Kahoot, Powerschool, and Udemy.

•
Career training education companies such as A Cloud Guru Ltd., Degreed, Inc., LinkedIn Corporation through its LinkedIn Learning services, Pluralsight, Inc. and Udacity, Inc.;

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Companies that operate in virtual technology market like Meta Platforms, Matterport Inc and Unity Software.

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Providers of free educational resources such as Khan Academy, Inc., The Wikipedia Foundation, Inc. and Google LLC through its YouTube services.

In the United States, AR/VR focused companies such as ClassVR, Inception XR, Interplay Learning, Umety Solutions Ltd, Transfr VR Victory XR, and Labster may enter the education market. In addition, as a new market entrant, Apple with their Vision Pro goggles. In China, there are a number of competitors that have created clones of our original all-in-one (AIO) product.
Our competitors and new entrants to the education technology market may revise and improve their business models. If these or other market participants introduce new or improved education technology solutions or platforms and technology-enabled services that are more compelling or widely accepted than ours, our ability to grow our revenue and achieve profitability could suffer. Several new and existing companies in the education technology industry provide or may provide offerings similar to what we offer with our products, and these companies may pursue relationships with our sales channel partners, which may reduce the content our software developer partners produce for our platform. In addition, our customers, which include educational institutions, may choose to continue using or develop their own educational tools or training solutions in-house, rather than pay for our products.
Some of our competitors and potential competitors have significantly greater resources than us. Increased competition may result in pricing pressure for us in terms of the price of the products and solutions we offer to our customers. The competitive landscape may also result in a longer and more complex process of recruiting and maintaining current and prospective partners or a decrease in our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.
A number of factors could impact our ability to compete, including:
•
changes in pricing policies and terms offered by us or our competitors;

•
the ability to adapt to new technologies and changes in requirements of our customers;

•
customer acquisition and retention costs;

•
the ability of our current and future competitors to establish relationships with educational institutions to enhance their services and expand their markets; and

•
industry consolidation and the number and rate of new entrants.

We may not be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customers’ needs or requirements, our platform may become less competitive.
Our future success depends on our ability to adapt and enhance our platform. To attract new customers and partners and increase revenue from existing customers, we will need to continuously enhance and improve our offerings to meet customers’ and end user needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we and our partners are unable to develop content that addresses customers’ and end users’ needs, or enhance and improve our platform in a timely manner, we may not be able to maintain or increase market acceptance of our platform. Further, many of our competitors expend a considerably greater amount of funds on their research and development programs. If we fail to maintain adequate research and development resources or compete effectively with the research and development programs of our competitors, our business could be harmed. Our ability to grow is also subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver AR/VR learning tools at lower prices, more efficiently, more conveniently or more securely, and if we fail to adopt such technologies or do so in a timely manner, our ability to compete would be adversely affected.
Cybersecurity attacks on or breaches of our information technology environment could result in business interruptions, remediation costs and/or legal claims.
To protect confidential customer, vendor, financial and employee information, we employ information security measures that secure our information systems from cybersecurity attacks or breaches. Even with these measures, we may be subject to unauthorized access of digital data with the intent to misappropriate information, corrupt data or cause operational disruptions. If a failure of our safeguarding measures were to occur, or if software or third-party vendors that support our information technology environment are compromised, it could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We expect to incur research and development costs in developing new products, which could significantly reduce our profitability and may never result in revenue.
Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products and solutions that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Our research and development efforts may not produce successful results, and any of our new products may not achieve market acceptance, create additional revenue or become profitable.
Our business is dependent on our ability to maintain and scale our hardware and software offerings and technical infrastructure, and any significant disruption in the performance of our products could damage our reputation, result in a potential loss of customers and engagement, and adversely affect our business, operating results and financial condition.
Our reputation and ability to attract, retain and serve our customers and to scale our product offerings and solutions are dependent upon the reliable performance of our platform and its underlying technical infrastructure. We have in the past experienced, and may in the future experience, interruptions in the performance of our platform. Our systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays that could be harmful to our business. They also may not invest in additional products offered by us and our ability to expand our customer base or offer additional software solutions to such customers may be disrupted. Any of the foregoing could adversely affect our business, operating results and financial condition. As the application and solutions offerings provided by us grow and evolve, and as our internal operational demands continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs. If we fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, customer retention and engagement and revenue growth may be adversely impacted. Moreover, to the extent we scale our platform, product and application offerings, including additional hardware and software features, that may place strain on our technical infrastructure. In addition, we may be unsuccessful in scaling our technical infrastructure to accommodate new product offerings and increased solutions usage cost-effectively. Our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, floods, adverse weather conditions, other natural disasters, power loss, terrorism, pandemics, geopolitical conflict (such as the war in Ukraine), other physical security threats, cyber-attacks, or other catastrophic events. If such an event were to occur, our customers may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and customer data in a timely manner to restart or provide our services, which may adversely affect our financial results. In addition, the substantial majority of our employees are based in our headquarters located in San Jose, California. If there is a catastrophic failure involving our systems or major disruptive event affecting our headquarters or the San Jose area in general, we may be unable to operate our solutions.
We may not be able to maintain our revenue growth in the future or manage our growth effectively, which would adversely affect our business, operating results and financial condition.
We have experienced significant growth in recent periods. For example, consolidated revenue for the period ended December 31, 2023 increased over      % as compared to the period ended December 31,

2022, and we expect to continue to experience significant growth. The growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure and corporate culture.
In the event of further growth, our information technology systems and internal controls over financial reporting and procedures may not be adequate to support our operations and may introduce opportunities for data security incidents that may interrupt business operations or permit bad actors to obtain unauthorized access to business information or misappropriate funds.
To manage growth in operations and personnel, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulties or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing or enhancing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results.
Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their contracts with us, or if we are unable to expand sales to our existing customers or develop new products that achieve market acceptance.
To continue to grow our business, it is important that we attract new customers to purchase and use our products. Our success in attracting new customers depends on numerous factors, including our ability to:
•
offer a compelling education technology platform and solutions;

•
execute our sales and marketing strategy;

•
effectively identify, attract, hire, train, develop, motivate and retain new sales, marketing, professional services and support personnel in the markets we pursue;

•
develop or expand relationships with technology partners, resellers, online marketplaces and other partners;

•
expand into new geographies;

•
deploy our platform and solutions for new customers; and

•
provide quality customer support and professional services.

Upon purchasing our products, our customers generally enter into software application subscription agreements with a one- to three-year term and have no obligation to renew such agreements. Our customers may decide not to renew these agreements with a similar contract period, at the same prices and terms or with the same or greater application/solution coverage. Although our customer renewals have historically been strong, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention, churn and expansion rates. Our retention and expansion rates may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform, our customer support and professional services, our prices and pricing plans, the competitiveness of other software products and services, reductions in our customers’ spending levels, customer adoption of our solutions, deployment success, utilization rates by our customers and end users, new product releases and changes to our product offerings. If our customers do not renew their software application subscription agreements, or renew on less favorable terms, our business, financial condition and operating results may be adversely affected.
Our ability to increase revenue also depends in part on our ability to increase deployment of our solutions to existing customers. Our ability to increase sales to existing customers depends on several factors, some of which are outside our control. These factors may include their experience with implementing and using our platform, end user demand for our platform once deployed and the existing solutions they have implemented, additional end users for the applicable customer, their ability to integrate our solutions with existing technologies and our pricing model. A failure to increase sales to existing customers could adversely affect our business, operating results and financial condition.

If we do not successfully anticipate market needs and develop products and services and software enhancements that meet those needs, or if those products, services and software enhancements do not gain market acceptance, our business, operating results and financial condition will be adversely impacted.
We may not be able to anticipate future market needs or be able to improve our products or platform or to develop new products and services or platform enhancements to meet such needs on a timely basis, if at all. In addition, our inability to diversify beyond our current offerings could adversely affect our business. Any new products, applications or platform enhancements that we introduce, including by way of acquisitions, may not achieve any significant degree of market acceptance from current or potential customers, which would adversely affect our business, operating results, financial condition and profitability. In addition, the introduction of new products, applications or platform enhancements may decrease customers and end user engagement with our platform or future purchases of our hardware or software, thereby offsetting the benefit of even a successful product or service introduction. Any of the foregoing could adversely impact our business, operating results and financial condition.
We must incur significant expense in technology and content development to launch a new product or software application, and we may not generate sufficient revenue from a new offering to offset our costs.
Our platform enables our customers to offer end users the opportunity to experience AR/VR educational content that can be accessed at any time. We invest significant resources in developing new products and attracting new customers, including sales and marketing, and other costs and we may not recoup these costs. In addition, delays in the implementation of a new application could negatively impact our revenue and operating results.
The time that it takes for us to recover our investment in a new product or application depends on a variety of factors including our customer acquisition costs and customer retention rate. Because of the lengthy period required to recoup our investment, unexpected developments beyond our control could occur that result in the customer ceasing or significantly curtailing the scope of the applications it utilizes on our platform before we generate any revenue therefrom. In addition, third-party software partners generally do not grant us exclusive rights to their content. Even when they do, such arrangements are typically of limited duration. As such, partners may choose to offer the same content on one of our competitors’ platforms, which could limit the number of customers willing to purchase such products and solutions from us. In addition, if a third-party developer were to terminate our use of their application(s), customers whose subscriptions include such application(s) may stop using our platform, which in turn could negatively impact customer adoption generally. As a result of any of the foregoing, we may ultimately be unable to recover the full investment that we make in a new offering or achieve any level of profitability from such offering.
We were involved in a SPAC transaction that was terminated. The outcome of the termination remains uncertain and may result in negative impact to the company.
On May 16, 2022, we entered into an agreement for a merger with EdtechX Holdings Acquisition Corp II (“EdtechX”), a Special Purpose Acquisition Company (“SPAC”) (the “EdtechX Merger Agreement”). Subsequently, on June 21, 2023, the EdtechX Merger Agreement was terminated by EdtechX alleging certain breaches by us. We subsequently responded to these allegations but there has been no resolution between us. On February 8, 2024, we received a letter from EdtechX Holdings Acquisition Corp II (“EdtechX”) notifying us of possible legal action. The outcome of the termination could have negative impacts to us including but not limited to payment of legal fees, negative publicity and payment of settlement amounts.
We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our results of operations in the near term.
We believe our long-term value as a company will be greater if we focus on longer-term growth over short-term results. As a result, our results of operations may be negatively impacted in the near-term relative to a strategy focused on maximizing short-term profitability. Significant expenditures on sales and marketing efforts, including internationally, developing and enhancing our platform, including through targeted acquisitions of new applications and software developers, and expanding our research and development efforts may not ultimately grow our business or lead to expected long-term results. If our strategy does not lead to expected growth or if we are ultimately unable to achieve results of operations at the levels we expect to, our business, financial condition and results of operations may suffer.
If we fail to maintain, enhance or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.
Our reputation, brand, and the network effects among customers on our platform are important to our success, and if we are not able to maintain and continue developing our reputation, brand and network effects, our business, financial condition and results of operations could be adversely affected.
We believe that building a strong reputation and brand as an innovative and effective educational tool and continuing to increase the strength of the network effects among customers on our platform are critical to our ability to attract and retain customers. The successful development of our reputation, brand and network effects will depend on a number of factors, many of which are outside our control.
Negative perception of our platform or company may harm our reputation, brand and networks effects, including as a result of:
•
complaints or negative publicity about us, our partners, our product offerings, including our practices and policies, even if factually incorrect or based on isolated incidents;

•
illegal, negligent, reckless, or otherwise inappropriate behavior by our partners, customers, employees or third parties;

•
actual or perceived disruptions or defects in our platform, such as manufacturing or design defects in our products, payment disruptions, or other incidents that impact the reliability of our offerings;

•
litigation over, or investigations by regulators into, our platform or business;

•
inadequate or unsatisfactory customer support service experiences;

•
negative responses by partners and customers to new offerings on our platform;

•
unfavorable media coverage of us, our products or the actions of other companies that provide similar products and services to us;

•
disruptions to global supply chains caused by the COVID-19 pandemic;

•
political or social policies or activities; or

•
any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

A regional or global health pandemic, such as the COVID-19 pandemic, could severely affect our business, results of operations and financial condition due to impacts on customers and end users who access our platform, consumer spending, as well as impacts from remote work arrangements, and actions taken to contain pandemic or treat its impact.
A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic has had numerous effects on the global economy. Governmental authorities around the world implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, led to an economic downturn.
In response to the COVID-19 pandemic, we modified our business practices (including employee travel, recommending that all non-essential personnel work from home and canceling or reducing physical participation in meetings, events and conferences), and implemented additional safety protocols for essential workers. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with a regional or global health pandemic, our operations will be negatively impacted. Further, it is possible that an increase in the remote working environment could have a negative impact on the execution of our business plans and operations.
To the extent any regional or global health pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Plans to continue expanding our International operations where we have limited operating experience and may be subject to increased business, regulatory and economic risks that could seriously harm our business, operating results and financial condition.
Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States.
We intend to expand our international operations into the EMEA region, where we have relatively little business today. Our expansion efforts into international markets may not be successful. In addition, we face risks in doing business internationally, including risks associated with sales to international governments and entities, that could constrain our operations, increase our cost structure, and compromise our growth prospects, including:
•
the need to localize and adapt our platform for specific countries, including translation into foreign languages and ensuring that these programs enable our partners to comply with local education laws and regulations;

•
international data privacy laws that may require data to be handled in a specific manner, including storing and processing data solely on local in-country servers, which is a capability we currently do not have;

•
difficulties in staffing and managing foreign operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, workers’ councils or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

•
different pricing environments, longer sales cycles, longer accounts receivable payment cycles and collections issues;

•
new and different sources of competition and practices which may favor local competitors;

•
weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•
compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection and anti-bribery laws and regulations such as the U.S. Foreign Corrupt Practices Act;

•
increased financial accounting and reporting burdens and complexities;

•
risks associated with foreign tax regimes, trade tariffs, or similar issues, which could negatively impact international adoption of our products;

•
adverse tax consequences, including the potential for required withholding taxes for our overseas employees; and

•
regional and economic political conditions.

Further, as we continue to expand internationally, we will become increasingly exposed to fluctuations in currency exchange rates. Future agreements with international partners may provide for payments to us to be denominated in local currencies, and in such cases, fluctuations in the value of the U.S. dollar and foreign currencies could impact our operating results when translated into U.S. dollars. Further, the strengthening of the U.S. dollar relative to foreign currencies could increase the real cost of our platform for our customers outside of the United States, which could lead to the lengthening of our sales cycle or reduced demand for our products. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations would be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which would adversely affect our financial condition and results of operations.
If we need additional capital in the future, it may not be available on favorable terms, if at all.
We have historically relied on outside financing to fund our operations, capital expenditures and expansion. We expect to continue to require additional capital from equity or debt financing in the future to support our growth, fund our operations or to respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, if at all. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders, including you, could suffer significant dilution in their percentage ownership of our Company, and any new securities that we issue could have rights, preferences and privileges senior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms that are satisfactory to us, if and when we require financing, our ability to grow or support our business and to respond to business challenges that we may face could be significantly limited.
Our existing and future levels of indebtedness could adversely affect our financial health, ability to obtain financing in the future, ability to react to changes in our business and ability to fulfill our obligations under such indebtedness.
As of December 31, 2023, we had outstanding indebtedness in the aggregate principal amount of approximately $      million with maturity dates ranging from August 2024 – April 2026. This level of indebtedness could:
•
require us to dedicate a substantial portion of funds to the payment of principal and interest on our indebtedness, thereby reducing the amount of funds to be used for working capital, acquisitions, product development, capital expenditures and other general corporate purposes;

•
limit our ability to obtain additional financing for working capital, acquisitions, product development, capital expenditures, debt service requirements and other general corporate purposes;

•
limit our ability to refinance indebtedness or cause the associated costs of such refinancing to increase;

•
increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations; and

•
place us at a competitive disadvantage compared to our competitors with proportionately less debt or comparable debt at more favorable interest rates which, as a result, may be better positioned to withstand economic downturns.

Any of the foregoing impacts of our level of indebtedness could have a material adverse effect on us.
We plan to continue to make acquisitions, which could negatively impact our financial condition or results of operations and may adversely affect the price of our common stock.
As part of our business strategy, we have made, and intend to make acquisitions to add new software offerings, specialized employees and complementary companies, products or technologies, and enter new geographic regions. Our previous and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions we make in the future. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, our business, operating results and financial condition could be harmed. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. Our acquisition strategy may change over time and any future acquisitions we complete could be viewed negatively by customers, partners, investors or other parties with whom we do business. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, operating results and financial condition.
Our business depends largely on our ability to attract and retain talented employees, including senior management. If we lose the services of Paul Kellenberger, our Chief Executive Officer, or other members of our senior management team, we may not be able to execute on our business strategy.
Our future success depends on the continuing ability to attract, train, assimilate and retain highly skilled personnel, including software engineers and sales personnel with experience in the education market. We face intense competition for qualified individuals from numerous software and other technology companies. We may not be able to retain current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those areas. If we are unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational, and managerial requirements, on a timely basis or at all, our business, operating results and financial condition may be adversely affected.
Our future success also depends in large part on the continued services of our senior management and other key personnel. In particular, we are dependent on the services of Paul Kellenberger, Chief Executive Officer, who is critical to the future vision and strategic direction of our business. We rely on our leadership team and key employees in the areas of engineering, sales and product development, design, marketing, operations, strategy, security, and general and administrative functions. Our senior management and other key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason, and without notice. We do not currently maintain key-person life insurance policies on any of our officers or employees. If we lose the services of senior management or other key personnel, our business, operating results, and financial condition could be adversely affected.
Volatility or lack of appreciation in our stock price may also affect our ability to attract and retain key employees. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our common stock. If we are unable to retain employees, or if we need to increase our compensation expenses to retain our employees, our business, operating results and financial condition could be adversely affected.
If we fail to effectively expand our sales and marketing capabilities, we could harm our ability to increase our customer base and achieve broader market acceptance of our platform.
Our ability to broaden our customer base and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. Our marketing efforts include industry event participation, the use of search engine optimization, paid search, and custom website development and deployment.
We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting and training sales personnel will require significant time, expense, and attention. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time (including as a result of working remotely), or if our sales and marketing programs are not effective, our ability to broaden our customer and base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

If we fail to conduct our marketing activities in compliance with the advertisement regulations in China, our results of operations and financial condition may be materially and adversely affected.
Under the Advertisement Law of the PRC, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate, or any express or implied guaranteed promise relating to education or training results; (ii) express or implied statement that the relevant examination agency or its personnel or any examination test designer will be involved in the education or training; and (iii) the use of the names or images of research institutes, academic institutions, education institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Publishing advertisements for education and training in violation of the provisions may be subject to order to cessation of the publishing of advertisements, eliminate the ill-effects within the corresponding and a fine of one to five times of the advertising fees, or may revoke the business licenses and approval documents for advertisement review.
The PRC government has turned its attention toward greater regulation of advertising, and more recently of online advertising and issued the SAIC Interim Measures for the Administration of Internet Advertising, which came into effect on September 1, 2016. The new regulation clarifies what content is considered “internet advertising,” lays down rules for “publishers” of online advertisements, and outlines investigation measures and penalties for violators. In practice, any digital content placed on any online platform with the intent of promoting a product or service could be subject to the regulation. Given the ubiquity of online advertising in China, the regulations may have a widespread impact on the actions of advertisers and platform operators. The regulation identifies individual or corporate publishers who hold the responsibility of complying with the online advertising rules and are subject to penalties when in violation.
Adverse general and industry-specific economic and market conditions, reductions in IT spending or changes in the spending policies or budget priorities for government funding of K-12 schools may reduce demand for our products and platform, which could harm results of operations.
Our revenue, results of operations and cash flows depend on the overall demand for our platform and solutions. Concerns about the systemic impact of a potential widespread recession (in the United States or internationally) and instability in the global banking system, geopolitical issues, including the war in Ukraine, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in customers delaying purchase or canceling subscriptions with us, choosing to focus on less expensive educational tools or seeking to lower their costs by requesting us to renegotiate existing contracts on less advantageous terms or defaulting on payments due on existing contracts or not renewing at the end of existing contract terms. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations and cash flows.
Further, a portion of our revenue is derived from sales to K-12 schools, which are heavily dependent on federal, state, and local government funding. In addition, the school appropriations process is often slow, unpredictable and subject to many factors outside of our control. Budget cuts, curtailments, delays, changes in leadership, shifts in priorities or general reductions in funding could reduce or delay our revenue. Funding difficulties experienced by schools, which have been exacerbated by the recent economic downturn, the impacts of the COVID-19 pandemic and state budget deficits, could also slow or reduce purchases, which in turn could materially harm our business.
Our business may be adversely affected by changes in available educational funding, resulting from changes in legislation, both at the federal and state levels, changes in the state procurement process, changes in government leadership, declines in K-12 school enrollment, emergence of other priorities and changes in the condition of the local, state or U.S. economy. Moreover, future reductions in federal funding and the state and local tax bases could create an unfavorable environment, leading to budget shortfalls resulting in a decrease in educational funding. Any decreased funding for schools may harm our revenue renewals and new business materially.
Additionally, permanent shifts in student enrollment from traditional K-12 education models toward online and home schooling or other alternative educational models that do not use our solutions could materially harm our business. In addition, our revenue coming from career training education might decline if such organizations experience a decline in enrollment rates.
Our platform and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business.
Our platform and internal systems rely on software and hardware, including software and hardware developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which we rely has contained, and will in the future contain, errors, bugs, or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfill our commitments to our customers, have in the past led to, and may in the future lead to, outcomes including damage to our reputation, loss of customers, loss of revenue, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, operating results, and financial condition.
We have benefitted from the U.S. federal government’s stimulus packages focused on educational initiatives approved as a result of the COVID-19 pandemic. However, additional funding may not be approved, which may adversely affect our business, financial condition and results of operations.
As a result of the COVID-19 pandemic, the U.S. federal government approved certain fiscal stimulus packages, including $82.0 billion in December 2020, and in March 2021 President Biden signed the American Rescue Plan which included $130.0 billion to support reopening plans for K-12 schools and $35.0 billion for public Higher Education institutions to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols and emergency financial assistance. We are unable to predict the extent, implementation and effectiveness of any government-funded benefit programs and stimulus packages in the future and the corresponding effect on demand for our platform. If such government-funded benefit programs and stimulus packages are not approved, our results may not be comparable to past or future periods. Further, as a result of the stimulus packages, if potential competitors are attracted to our industry and develop and market new technologies that render our existing or future solutions less competitive, unmarketable or obsolete, Our business and operating results may be adversely affected.
We face risks related to our contracts with state and local government entities and, to a lesser extent, federal government agencies, as well as difficulties with contracting with large customers with substantial negotiating leverage, both of which could harm our results of operations.
We have in the past entered into, and expect to continue to enter into, agreements with local and state education agencies, with the possibility of entering into agreements with federal educations agencies. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully sell our products to such governmental entity. Government entities may require contract terms that differ from our standard arrangements. In addition, government demand and payment for our products may be more volatile as they are affected by public sector budgetary cycles, funding authorizations, and the potential for funding reductions or delays, making the time to close such transactions more difficult to predict. This risk is enhanced as the size of such sales to the government entities increases. As we expand our customer base, as well as the application/solution coverage of our existing customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our platform and products fail to perform as contemplated in such deployments or should we not comply with the terms of our government contracts or government contracting requirements.
If we fail to maintain relationships with key industry partners or otherwise fail to expand our partnerships with industry partners, our ability to grow our business and revenue will suffer.
The success of our business depends in large part on the continued and increased development and volume of compelling content and continuing to recruit and work with third-party developers. We may face several challenges in establishing and expanding these relationships. For instance, third party developers who contribute to our platform are required to invest significant time and resources to adjust the manner in which they develop their applications for an AR/VR learning environment. The delivery of AR/VR educational programs at educational institutions is still growing in acceptance, and it is possible that administrators and faculty members may have concerns regarding such services. We cannot be certain that AR/VR educational programs, such as those offered on our platform, will ever achieve significant market acceptance, and industry partners may therefore decline to continue to create content for our platform. Further, if we were to lose certain key third-party developers, or otherwise lose a significant number of third-party developers, our growth and revenue would be negatively impacted.
We depend on certain third-party partners, including our PC Original Equipment Manufacturer partnership, in producing, reselling and distributing our products.
We rely on certain third parties to produce our hardware and software in connection with our platform and solutions. In particular, in August 2021, we entered into an agreement to work with a major PC OEM to build Inspire, a proprietary laptop, for us leveraging the OEM’s supply chain network. Our master agreement with this PC OEM partner is subject to a one-year automatic renewal term. Either party is permitted to terminate the agreement upon written notice delivered to the other party not later than three months prior to the expiration of the applicable term. During 2023, we entered into an agreement with another PC OEM for the manufacture of an additional laptop product which is scheduled to ship in 2024. If either PC OEM partner, or any other third party on which we may rely, decided to not continue moving forward in partnership with us, this would likely have an adverse impact on our business, operating results and financial condition.
Further, we rely on certain third-party resellers and distributors to resell and distribute our products. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new products and services could be impaired, and as a result, our competitive position or our results of operations could suffer.
Pursuant our agreements with these third parties, we are required to provide our products to these third parties. If we are unable to provide a sufficient number of our products to these third parties or if these third-party resellers or distributors fail to make payments for such products, this may have an adverse impact on our business, operating result and financial condition.
Failure of our resellers or other commercial partners to use acceptable ethical business practices or comply with applicable laws could negatively impact our business.
As part of our sales and marketing strategy, we rely on third-party resellers and other commercial partners to distribute and market our products, including in jurisdictions outside the United States. We expect these resellers and partners to operate in compliance with applicable laws, rules, and regulations, but we cannot control their conduct. If any of our resellers or partners violate applicable laws or implements business practices that are regarded as unethical, the distribution of our products in those jurisdictions could be interrupted, usage of our platform could decline, our reputation could be damaged, and we may be subject to liability. Any of these events could have a negative impact on our business, financial condition, and results of operations.
Risks Related to Financial and Accounting Matters
Our operating results may fluctuate significantly, which makes our future results difficult to predict.
Our quarterly and annual operating results have fluctuated in the past and are expected to fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results and subjects us to a number of uncertainties, including our ability to plan for and anticipate future growth. As a result, you should not rely upon our past quarterly and annual operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including, but not limited to:

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our ability to generate revenues from our platform;

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our ability to attract and retain customers;

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our ability to recognize revenue or collect payments from customers or other third parties in a particular period;

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the ability of our third-party partners to manufacture and deliver our hardware, including due to global supply chain issues;

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fluctuations in spending by our customers due to availability of government funding and subsidies, episodic regional or global events, or other factors;

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the pricing of our product offerings;

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the timing, cost of and mix of new and existing sales and marketing and promotional efforts;

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changes to our platform or the development and introduction of new products or services by our competitors;

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changes in local, state or federal regulations regarding education, particularly the introduction of limitations on education products or topics for the K-12 school population, including, for example, Florida’s Parental Rights in Education bill, which became effective as of July 1, 2022;

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system failures, disruptions, breaches of security or privacy, whether on our platform or on those of third parties, and the costs associated with any such breaches and remediation;

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negative publicity associated with our products;

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health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses;

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the timing of incurring additional expenses, such as increases in sales and marketing or research and development;

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adverse litigation judgments, settlements, or other litigation-related costs;

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other changes in the legislative or regulatory environment, including with respect to education standards and privacy and cybersecurity, or actions by governments or regulators, including fines, orders, or consent decrees;

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changes in U.S. generally accepted accounting principles; and

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changes in domestic and global business and macroeconomic conditions, including as a result of increasing interest rates, inflation, instability in the global banking system, and global unrest including the wars in Gaza and the Ukraine.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.
We have identified material weaknesses in our internal control over financial reporting, and the failure to achieve and maintain effective internal controls over financial reporting could harm our business and negatively impact the value of our common stock.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our financial statements for the year ended December 31, 2022, we concluded that there were five material weaknesses in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that we identified related to;
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the lack of segregation of duties,

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certain information technology general controls, including controls review of user access roles and administrative access,

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account reconciliations and cutoff,

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analysis of significant and unusual transactions, and

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lack of a formal risk assessment policy for entity level controls.

We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including;
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the hire of additional financial personnel,

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implementation of user access reviews and procedures,

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improvement in ongoing account reconciliations,

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timely reviews of significant and unusual financing transactions and

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establishing a formal and documented risk assessment policy.

While we are implementing these measures, we cannot be certain that these efforts will remediate our material weaknesses in a timely manner, or at all, or prevent restatements of our financial statements in the future. In particular, these material weaknesses have not been fully remediated as of December 31, 2023. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, and the market price of our common stock may decline as a result.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We expect to incur additional costs to remediate these control deficiencies, though we cannot be certain that our efforts will be successful or avoid potential future material weaknesses. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products to new and existing customers.
Our business is subject to seasonal sales and customer growth fluctuations which could result in volatility in our operating results, some of which may not be immediately reflected in our financial position and results of operations.
Our business may be affected by the general seasonal trends common to education, tutoring and standardized testing markets. These include, but are not limited to:
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increased usage and engagement on our platform during the late summer and early fall months of August and September as customers seek educational enrichment tools to start the school year; and

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increased new subscriptions and expansions to existing subscriptions in connection with annual budgetary decisions made at the local, state and governmental level.

This seasonality may adversely affect our business and cause our results of operations to fluctuate.
Our ability to use our U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.
As of December 31, 2022, we had gross U.S. federal and state net operating loss (“NOL”) carryforwards of approximately $155.8 million and gross state NOL carryforwards of approximately $140.1 million, which if not utilized, will begin to expire for federal and state income tax purposes beginning in 2026. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any. Under the 2017 Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act, unused U.S. federal NOLs generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of current year taxable income.
Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding provisions of state law, if a corporation that undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to utilize its pre-change NOL carryforwards to offset its post-change income or taxes may be limited. We have completed an initial Section 382 analysis, and it is most likely that we have previously undergone one or more ownership changes so that our use of NOLs is currently subject to limitation.
We may also experience ownership change(s) in the future as a result of subsequent shifts in our stock ownership, some of which may be outside our control. Therefore, it is possible that such an ownership change could limit the amount of NOLs we can use to offset future taxable income. Our current NOL carryforwards, and any NOL carryforwards of companies we acquire in the future, may be subject to limitations, thereby increasing our overall tax liability. Our NOL carryforwards may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our U.S. federal and state NOL carryforwards and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. Our NOL carryforwards may expire unutilized or underutilized, which could prevent us from offsetting future taxable income. Any future changes in U.S. tax laws in respect of the utilization of NOL carryforwards may further affect the limitation in future years. In addition, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited at the state level, which could also impact our ability to utilize NOL carryforwards. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOLs, which could adversely affect our business, operating results, financial condition, and cash flows.
If currency exchange rates fluctuate substantially in the future, our operating results, which are reported in U.S. dollars, could be adversely affected.
As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. A substantial majority of our revenues to date have been denominated in U.S. dollars and, therefore, we have not historically been subject to foreign currency risk. In addition, as we continue to expand internationally, we expect to incur increased expenses for employee compensation and other operating expenses at non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our operating results. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.
Our global operations subject zSpace to potentially adverse tax consequences.
zSpace operates in a number of tax jurisdictions globally, including in the U.S. at the federal, state and local levels, and in many foreign countries, and plans to continue to expand the scale of our operations in the future. zSpace is subject to review and potential audit by a number of U.S. and non-U.S. tax authorities. A change in law or in our global operations could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Tax authorities may disagree with and may challenge our tax positions. If our tax positions were not sustained, zSpace could be required to pay additional taxes, interest, penalties or other costs, or have other material consequences, which could result in higher effective tax rates, reduced cash flows, and lower overall profitability.
Taxing authorities in the U.S. and in foreign jurisdictions may successfully assert that zSpace should have collected or in the future should collect sales and use, gross receipts, value-added or similar taxes, and may successfully impose additional obligations on zSpace. Any such assessments or obligations could adversely affect our business, operating results and financial condition.
The application of indirect taxes, such as sales, use, value-added, and goods and services taxes, to businesses like zSpace is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.
In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our business, operating results, and financial condition.
zSpace is subject to various indirect non-income taxes, such as payroll, sales, use, value-added and goods and services taxes in the United States and various foreign jurisdictions, and it may face indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, zSpace collects and remits indirect taxes. However, tax authorities may question, challenge or disagree with our calculation, reporting or collection of taxes and may require zSpace to collect taxes in jurisdictions in which it does not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring zSpace to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage customers from utilizing our platform or could otherwise harm our business, operating results and financial condition.
zSpace could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.
Due to shifting economic and political conditions in both the United States and internationally, tax policies, laws, or rates in various jurisdictions may be subject to significant changes in ways that impair our financial results. Various jurisdictions around the world have enacted or are considering digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes. The Organization for Economic Cooperation and Development (“OECD”) recently released proposals relating to its initiative for modernizing international tax rules, with the goal of having different countries implement a modernized and aligned international tax framework, but there can be no guarantee that this will occur.
The interpretation and application of recent U.S. tax legislation or other changes in U.S. or non-U.S. taxation of its operations could harm our business, revenue and financial results.
The Tax Act changed how the United States imposes income tax on multinational corporations in a number of ways. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the new law on the company and may harm our operating results and financial condition. Accordingly, zSpace is still analyzing the Tax Act with our professional advisers. Until that analysis is complete, the full impact of the new tax law on zSpace during future periods is uncertain, and no assurances can be made on any potential impact. Further regulatory or legislative developments may also arise from the recent proposed U.S. tax reform under the Biden Administration (known as the Build Back Better Plan), which has proposed increases to the U.S. corporate income tax rate and increased taxation of international business operations.
Additionally, in March 2018, the European Commission released a proposal for a European Council directive on taxation of specified digital services. The proposal calls for an interim tax on certain revenues from digital activities, as well as a longer-term regime that creates a taxable presence for digital services and imposes a tax on digital profits. Some jurisdictions have enacted a tax on technology companies that generate revenues from the provision of digital services, including United Kingdom, France, Spain and Italy, and a number of other jurisdictions are considering enacting similar digital tax regimes. In October 2020, the OECD Inclusive Framework, as part of its Base Erosion and Profit Shifting (BEPS) Action Plan, released proposals that provides a long-term, multilateral framework on taxation of the digital economy. Recently, the Inclusive Framework jurisdictions announced they reached agreement on the proposals endorsed by the Group of Twenty inter-governmental political forum (G20), including a global minimum tax. Although zSpace does not know the exact impact, this legislation has and may continue to result in additional tax exposure.
Further changes to the U.S. or non-U.S. taxation of our operations may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business, revenue and financial results.
zSpace may have exposure to greater-than-expected tax liabilities, which could seriously harm our business.
The amount of income tax that zSpace pays could be adversely affected by earnings being lower than anticipated in jurisdictions where zSpace has lower statutory rates and higher than anticipated in jurisdictions where zSpace has higher statutory rates. In addition, zSpace has entered into transfer pricing arrangements that establish transfer prices for our intercompany operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a determination as to whether or not zSpace is operating in compliance with such authority’s transfer pricing laws. Accordingly, taxing authorities in any of these countries could challenge our transfer prices and require us to adjust them to reallocate our income. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other uncertain tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although zSpace believes our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.
Risks Related to Legal and Regulatory Matters
State or local legislation has been and may continue to be adopted that limits or bans instruction in public schools that includes or promotes social or emotional learning, which could limit our ability to operate in those states and/or localities and have an adverse impact on our business, operating results and financial condition.
We offer learning experiences on our platform that are designed to support social and emotional learning competencies, including self-awareness, social awareness, self-management and relationship skills. Recently, certain state and local legislatures in the United States have been critical of social and emotional learning and have proposed or taken action to limit social or emotional learning in public schools. For example, Florida recently passed the Parental Rights in Education Act, which places limitations on the subjects that may be taught to students in kindergarten through third grade, requires school districts to adopt certain procedures to notify parents of such children of certain social and emotional learning topics being discussed in public schools, and provides for injunctive relief and monetary damages for parents who successfully assert a claim that the school district has violated the act. Similar measures have been proposed in other states, including Georgia and Oklahoma. It is difficult to fully predict the potential effects of such legislation on the education technology industry, and on our business in particular. If our customers are impacted by such legislation and are unable to, or do not, renew their subscription agreements, or if we are unable to attract new customers because of such local and state legislation, our business, financial condition and operating results may be adversely affected.
Our failure to comply with laws and regulations applicable to us as a technology provider for K-12 schools, community colleges and other educators could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.
We are subject to regulations and laws specific to the education sector because we offer our platform, solutions and services to educational institutions. Data privacy and security with respect to the collection of personally identifiable information from students continues to be a focus of worldwide legislation and regulation. This includes significant regulation in the European Union (the “EU”), and legislation and compliance requirements in various jurisdictions around the world. Within the United States, several states have enacted legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from students. Examples include statutes adopted by the State of California and most other states that require online services to report certain breaches of the security of personal data and a California statute that requires companies to provide choice to California customers about whether their personal data is disclosed to direct marketers or to report to California customers when their personal data has been disclosed to direct marketers. In this regard, there are many legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in customers and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before students can utilize our services. We post our privacy policies and practices concerning the use and disclosure of student data on our website. However, any failure by us to comply with our posted privacy policies, FTC requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies or by private litigants that could potentially harm our business, results of operations, and financial condition.
Our business may also be subject to laws specific to students, such as the Family Educational Rights and Privacy Act, the Delaware Higher Education Privacy Act and a California statute which restricts the access by postsecondary educational institutions of prospective students’ social media account information. Compliance requirements include obtaining government licenses, disclosures, consents, transfer restrictions, notice and access provisions for which we may in the future need to build further infrastructure to further support. We cannot guarantee that we or our acquired companies prior to our acquisition thereof have been or will be fully compliant in every jurisdiction, due to lack of clarity concerning how existing laws and regulations governing educational institutions affect our business and lengthy governmental compliance process timelines. Moreover, as the education industry continues to evolve, increasing regulation by federal, state and foreign agencies becomes more likely. Recently, California adopted the Student Online Personal Information Protection Act which prohibits operators of online services used for K-12 school purposes from using or sharing student personal information and Colorado adopted House Bill 16-1423 designed to protect the use of student personal data in elementary and secondary school. These acts do not apply to general audience Internet websites, but it is not clear how these acts will be interpreted and the breadth of services that will be restricted by them. Other states may adopt similar statutes. Certain states have also adopted statutes, such as California Education Code § 66400, which prohibits the preparation or sale of material that should reasonably be known will be submitted for academic credit. These statutes are directed at enterprises selling term papers, theses, dissertations and the like, which we do not offer, and were not designed for services like ours, which are designed to help students understand the relevant subject matter. Although we will continue to work with academic institutions to enforce our honor code and otherwise discourage students from misusing our services, other states may adopt similar or broader versions of these types of statutes, or the interpretation of the existing or future statutes may impact whether they are cited against we or where we can offer our services.
The adoption of any laws or regulations that adversely affect the popularity or growth in the use of the Internet particularly for educational services, including laws limiting the content and learning programs that we can offer, and the audiences that we can offer that content to, may decrease demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and results of operations.
While we expect and plan for new laws, regulations, and standards to be adopted over time that will be directly applicable to the Internet and to our student-focused activities, any existing or new legislation applicable to our business could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and potential penalties or fees for non-compliance, and could negatively impact the growth in the use of the Internet for educational purposes and for our services in particular. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to change previous regulatory schemes or choose to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments could harm our business, results of operations, and financial condition.
Our business is subject to complex and evolving U.S. and foreign laws, regulations and industry standards, many of which are subject to change and uncertain interpretation, which uncertainty could harm our business, operating results and financial condition.
We are subject to many U.S. federal and state and foreign laws, regulations and industry standards that involve matters central to our business, including laws and regulations that involve data privacy, cybersecurity, intellectual property (including copyright and patent laws), content, rights of publicity, advertising, marketing, competition, protection of minors, consumer protection, taxation and telecommunications. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. In addition, the introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject the company to additional laws, regulations or other government scrutiny.
We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including the Digital Millennium Copyright Act, the Common Decency Act, or CDA, and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal and state legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. we could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.
The European Union introduced the Digital Services Act, a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive. Some European jurisdictions and the United Kingdom have also proposed or intend to pass legislation that imposes new obligations and liabilities on platforms with respect to certain types of harmful content. While the scope and timing of these proposals are currently uncertain, if the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, operating results, and financial condition could be harmed.
zSpace collects, stores, uses and otherwise processes data, some of which contains personal information about individuals including, but not limited to, its customers and partners including, contact details, network details, and location data. zSpace is therefore subject to U.S. (federal, state, local) and foreign laws and regulations regarding data privacy and security and the processing of personal information and other data from customers, end users or business partners. The regulatory framework for privacy, information security, data protection and processing worldwide and interpretations of existing laws and regulations is likely to continue to be uncertain and current or future legislation or regulations in the United States and other jurisdictions, or new interpretations of existing laws and regulations, could significantly restrict or impose conditions on our ability to process data we use in our business operations.
In the United States, zSpace is subject to numerous federal, state and local data privacy and security laws and regulations governing the processing of information about individuals. For example, the CCPA, which took effect in January 2020, establishes certain transparency obligations and creates new data privacy rights for users, including rights to access and delete their personal information as well as opt-out of certain sales or transfers of their personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes statutory damages for certain violations of the law as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, California voters approved a new privacy law, the CPRA, which becomes effective January 1, 2023 (with a look back to January 2022). The CPRA will significantly modify the CCPA, including by expanding consumers’ rights and establishing a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. For example, the CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to our business. Virginia and Colorado have enacted the Consumer Data Protection Act (“VCDPA”) and the Colorado Data privacy Act (“CDPA”), respectively, which may impose obligations similar to or more stringent than those zSpace may face under other data protection laws. Compliance with the CPRA, the CCPA, the VCDPA, the CDPA and any newly enacted privacy and data security laws or regulations may be challenging and cost- and time-intensive and may require zSpace to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.
In the EEA, zSpace is subject to the GDPR and in the United Kingdom, zSpace is subject to the United Kingdom data protection regime consisting primarily of the UK GDPR and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, imposes a strict data protection compliance regime, grants new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability) and enhances current rights (e.g., data subject access requests).
zSpace is also subject to EU rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the EU Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. To safeguard data transfers from the EEA to other jurisdictions, including the United States, zSpace currently utilizes standard contractual contracts approved by the EU Commission.
This CJEU decision may result in different EEA data protection regulators applying differing standards for the transfer of personal data from the EEA to the United States, and even require ad hoc verification of measures taken with respect to data flows. Therefore, as a result of this CJEU decision, zSpace may be required to review, amend and take additional steps to legitimize impacted personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, zSpace could suffer increased costs to ensure compliance as well as additional complaints and/or regulatory investigations or fines, and/or if zSpace is otherwise unable to transfer personal data between and among countries and regions in which zSpace operates, it could affect the manner in which zSpace provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect our business, financial condition and results of operations. The EU Commission has also published revised standard contractual clauses for data transfers from the EEA, the revised clauses of which must be used for relevant new data transfers from September 27, 2021, while existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. Where zSpace continues to rely on standard contractual clauses, zSpace will need to implement the revised standard contractual clauses, in relation to relevant existing contracts and vendor/customer arrangements, within the relevant time frames. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR.
The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations, including those regarding data transfers to and from the United Kingdom, will develop in the medium to longer term. For example, while the EU Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards, the decision will automatically expire in June 2025 unless the EU Commission re-assesses and renews/extends it. These developments and this uncertainty will lead to additional costs and increase our overall risk exposure.
While zSpace has put in efforts to comply with these regulations, the uncertainty surrounding enforcement and changing privacy landscapes could change its compliance status. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business.
The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and its geographic scope expands. The impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the education technology sector that have greater resources. Even though zSpace communicates with lawmakers and regulators in countries and regions in which we conduct business, and despite zSpace having a dedicated policy team to monitor legal and regulatory developments, any failure or perceived failure of compliance on our part to comply with the laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect its business, financial condition or operating results. Furthermore, it is possible that certain governments may seek to block or limit our platform and products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our platform and products for an extended period of time or indefinitely.
We could be involved in legal disputes that are expensive and time consuming, and, if resolved adversely, could harm our business, operating results, and financial condition.
From time to time we are involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including intellectual property, data privacy, cybersecurity, privacy and other torts, illegal or objectionable content, contractual rights, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our platform. Any proceedings, claims or inquiries involving our company, whether successful or not, may be time consuming, result in costly litigation, unfavorable outcomes, increased costs of business, may require us to change our business practices or platform, require significant amount of management’s time, may harm our reputation or otherwise harm our business, operating results, and financial condition.
zSpace is currently involved in and has been subject to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and may continue to be subject to intellectual property litigation and threats thereof. Specifically, a number of competitors based in China have created clones of our original all-in-one product. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and zSpace cannot assure that we will be successful in such action. Companies in the Internet, technology and education industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As zSpace faces increasing competition and grows its business and platform offerings, the possibility of receiving a larger number of intellectual property claims against the company grows. In addition, various “non-practicing entities” that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against zSpace to extract value through licensing or other settlements.

From time to time, zSpace receives letters from patent holders alleging that our platform infringes on their patent rights and from trademark holders alleging infringement of their trademark rights. zSpace also receives letters from holders of copyrighted content alleging infringement of their intellectual property rights. Our technologies and content, including the content that partners may create for use on our platform, may not be able to withstand such third-party claims.
With respect to any intellectual property claims, zSpace may have to seek a license to continue using technologies or engaging in practices found to be in violation of a third-party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such technologies or practices may not be available to zSpace at all and it may be required to discontinue use of such technologies or practices or to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all. our business, operating results, and financial condition could be harmed as a result.
We are susceptible to illegal or improper uses of our educational platform, which could expose us to additional liability and harm our business.
Our educational platform is susceptible to unauthorized use, copyright violations and unauthorized copying and distribution (whether by students, schools or otherwise), theft, employee fraud, and other similar breaches and violations. These occurrences may potentially harm our business and consequently negatively impact our results of operations. Additionally, we may be required to employ a significant amount of resources to combat such occurrences and identify those responsible.
The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to our business and our stockholders.
Our business and operations in the PRC are governed by the PRC legal system that is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in the PRC, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the pre-emption of local regulations by national laws. As a result, there is substantial uncertainty as to the legal protection available to us and our stockholders. Moreover, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us. In addition, any litigation in the PRC may be protracted and result in substantial costs and the diversion of resources and management attention.
The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.
The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, and the Administrative Regulations on the Housing Funds, which became effective on April 3, 1999 and was amended on March 24, 2002 and March 24, 2019, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.
As these laws and regulations designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, since the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.
Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.
The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our websites are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.
We are subject to laws and regulations, including governmental export and import controls, sanctions and anti-corruption laws, that could subject us to liability if we are not in full compliance with applicable laws.
We are subject to laws and regulations, including governmental export and import controls, that could subject us to liability. Our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations (“EAR”), and we and our employees, representatives, distributors, resellers, contractors, agents, intermediaries, and other third parties are also subject to various economic and trade sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Furthermore, U.S. export control and economic sanctions laws and regulations prohibit the shipment of certain hardware and software to certain countries, governments and persons targeted by U.S. sanctions and for certain end-uses. As an example, following Russia’s invasion of Ukraine, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus. The United States and its allies could expand and strengthen these sanctions and export restrictions and take other actions should the conflict further escalate. These restrictions would further impact our ability to do business in certain parts of the world, including selling its products and services and using local developers. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations, that these procedures or we cannot be certain that we or third parties have complied with all laws or regulations in this regard. Failure by our employees, representatives, distributors, resellers, contractors, channel partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations in the collection and distribution of this information also could have negative consequences to us, including reputational harm, government investigations, and penalties.
Although we take precautions to prevent our products and services from being provided in violation of such laws and regulations, our products and services may have been in the past, and could in the future be, provided in violation of such laws. If we or our employees, representatives, distributors, resellers, contractors, channel partners, agents, intermediaries, or other third parties fail to comply with these laws and regulations, We could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through reputational harm, loss of access to certain markets or otherwise. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.
We are also subject to the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”), as amended, the United Kingdom Bribery Act 2010 (the “Bribery Act”), and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws in the United States and other countries in which we operate. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries and other third parties from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the public, and in certain cases, private sector. We leverage third parties, including intermediaries, distributors, resellers, agents and channel partners, to conduct our business in the United States and abroad and to distribute and resell our products. We and these third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, distributors, resellers, channel partners, agents, intermediaries and other third parties, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with FCPA, Bribery Act and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws, we cannot be certain that they will be effective, or that all of its employees, representatives, contractors, distributors, resellers, channel partners, agents, intermediaries or other third parties have not taken, or will not take actions, in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, including our business with government organizations, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our reputation, business, operating results, and financial condition.
The obligations associated with operating as a public company following this offering will require significant resources and management attention and will cause us to incur additional expenses, which will adversely affect our results of operations.
Following this offering, our expenses will increase as a result of the additional accounting, legal and various other additional expenses usually associated with operating as a public company and complying with public company disclosure obligations. After the consummation of this offering, we will be required to comply with certain requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and other applicable securities rules and regulations. The Exchange Act require, among other things, us to file annual, quarterly, and current reports with respect to our business and operating results with the SEC. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a public company, we will, among other things:
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prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws;

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create or expand the roles and duties of our board of directors and committees of the board;

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institute more comprehensive financial reporting and disclosure compliance functions; and

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establish new and enhance existing internal policies, including those relating to disclosure controls and procedures.

These changes, and the additional involvement of accountants and legal advisors, will require a significant commitment of additional resources. we might not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, in connection with this offering, we intend to increase our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors would also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Economic uncertainty or downturns, including as a result of supply chain disruptions, the Ukraine — Russia conflict, rising fuel prices, inflation, increasing interest rates and instability in the global banking system could adversely affect our business, financial condition and operating results.
In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain due to, among other things, rising interest rates, inflation, instability in the global banking system and the impacts of the war in Ukraine. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for us and our customers to accurately forecast and plan future business activities, and could cause our customers, as well as local, state and government entities providing funding to certain customers, to slow spending on education technology solutions, including our platform, which could delay and lengthen sales cycles. Furthermore, during uncertain economic times, our customers may face issues gaining timely access to sufficient credit on acceptable terms, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be negatively impacted.
Furthermore, since purchases of education technology like AR/VR learning platforms and applications are generally dependent on discretionary spending, negative general economic conditions could significantly reduce the overall amount that customers spend on, and the frequency of, AR/VR learning. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.
We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be materially and adversely affected.
Risks Related to Intellectual Property
Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.
We rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights. In the United States and internationally. We have filed various applications for protection of certain aspects of our intellectual property, and we currently hold issued patents and copyrights in the United States, and multiple trademark registrations in the United States and other foreign countries. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved.
Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the U.S. are typically not published until at least 18 months after filing, or, in some cases, not at all. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to the patent laws in the U.S. may also bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. Such changes may lead to uncertainties or increased costs and risks surrounding the prosecution, validity, ownership, enforcement, and defense of our issued patents and patent applications and other intellectual property, the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property brought against us and the actual or enhanced damages (including treble damages) that may be awarded in connection with any such current or future claims, and could have a material adverse effect on our business.
We rely on our trademarks, trade names, and brand names to distinguish our platform from the products of our competitors. However, third parties may have already registered identical or similar marks for products or solutions that also address the software market. Efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks may restrict our ability to promote and maintain a cohesive brand throughout our key markets. We cannot be certain that pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our platform, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands.
In addition, effective intellectual property protection may not be available in every country in which we operate or intends to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have generally taken measures to protect our proprietary rights, others may offer products or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brands and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations.
To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and we cannot be certain that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights (or to contest claims of infringement) than we do. Accordingly, despite our efforts, it may not be able to prevent third parties from knowingly or unknowingly infringing upon, misappropriating or circumventing our intellectual property rights. If we are unable to protect our proprietary rights (including aspects of our software and platform protected other than by patent rights), we will find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create our platform. Moreover, we may need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business, results of operations and financial condition or adversely affect our business, operating results, and financial condition.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.
We have devoted substantial resources to the development of our intellectual property and proprietary rights. To protect our intellectual property and proprietary rights, We rely in part on confidentiality agreements with our employees, vendors, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Effective trade secret protection may also not be available in every country in which our platform is used or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our platform by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. In addition, others may independently discover trade secrets and proprietary information and in such cases, We could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Third parties may claim that our platform infringes their intellectual property rights, and this may create liability for us or otherwise adversely affect our business, operating results and financial condition.
Third parties may claim that our platform infringes their intellectual property rights, and such claims may result in legal claims against us and our technology partners and customers. These claims may damage our brand and reputation and create liability for us. We expect the number of such claims to increase as the functionality of our platform and services overlaps with that of other products and services, and as the volume of issued software patents and patent applications continues to increase.

Companies in the software and technology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we may face a higher risk of being the subject of intellectual property infringement claims.
We may also face exposure to third-party intellectual property infringement, misappropriation, or violation actions if we engage software engineers or other personnel who were previously engaged by competitors or other third parties and those personnel inadvertently or deliberately incorporate proprietary technology of third parties into our products. In addition, We may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential products or enhancements, which could severely harm our business. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in us having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. Alternatively, we could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we would be forced to limit use of our platform. Any of these results would adversely affect our business, operating results and financial condition.
Our use of “open source” software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.
A portion of the technologies we use incorporates “open source” software, and we may incorporate open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative work we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. From time to time, companies that use third-party open source software have also faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what it believes to be open source software or claiming non-compliance with the applicable open source licensing terms.
In addition to using open source software, we also license to others some of our software through open source projects. Open sourcing our own software requires the company to make the source code publicly available, and therefore can affect our ability to protect our intellectual property rights with respect to that software. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification or derivative work of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the open source license or does not incorporate the open source software.

The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and accordingly there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platform. In that event, we could be required to seek licenses from third parties in order to continue offering our platform, to re-develop our platform, or to release our proprietary source code under the terms of an open source license, any of which could harm our business. Enforcement activity for open source licenses can also be unpredictable. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, defend claims, pay damages for breach of contract or copyright infringement, grant licenses to our patents, re-engineer our platform, or take other remedial action that may divert resources away from our product development efforts, any of which could negatively impact our business. Open source compliance problems can also result in damage to reputation and challenges in recruitment or retention of engineering personnel. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs. Litigation could be costly for us to defend, have a material adverse effect on our business, results of operations and financial condition, or require us to devote additional development resources to change our platform.
We license technology from third parties, and our inability to maintain those licenses could harm our business.
We currently incorporate and will in the future continue to incorporate, technology that we license from third parties, including software, into our platform. Licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we operate. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against its licensors or against us, or if we are unable to continue its license agreements or enter into new licenses on commercially reasonable terms, our ability to develop our platform that is dependent on that technology would be limited, and our business could be harmed. Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all and may require us to use alternative technology of lower quality or performance standards. As a result, our business, operating results and financial condition would be adversely affected.
Our cybersecurity and data privacy programs are in the early stages and any interruptions due to cyberattacks or to our failure to maintain adequate security and supporting infrastructure as we scale, could damage our reputation, business, operating results, and financial condition.
Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on our systems in the future. Any successful attempts by cyber attackers to disrupt our services or systems could result in mandated user notifications, litigation, government investigations, significant fines and expenditures, divert management’s attention from operations, deter people from using our platform, damage our brand and reputation, and materially adversely affect our business and results of operations. Insurance may not be sufficient to cover significant expenses and losses related to cyber attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to avoid attacks that arise through computer systems of our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.
We have not previously experienced, but may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. State-supported and geopolitical-related cyberattacks may increase in connection with Russia’s invasion of Ukraine and any related political or economic responses and counter-responses. The war in Ukraine and associated activities in Ukraine and Russia have increased the risk of cyberattacks on various types of infrastructure and operations, and the United States government has warned companies to be prepared for a significant increase in Russian cyberattacks in response to the sanctions on Russia. If our services are unavailable when end users attempt to access them, our customers may seek other services, which could reduce demand for our solutions from target customers.
We have processes and procedures in place designed to enable us to recover from a disaster or catastrophe and continue business operations and have tested this capability under controlled circumstances. However, though we believe we maintains cybersecurity and data privacy programs sufficient for our current operations and will expand such programs as our operations grow, as an early-stage company, we have not made significant investments in such programs to date. Further, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and end users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect our business and financial results.
Risks Related to our Common Stock and this offering
The price of our common stock may be volatile.
Upon consummation of this offering, the price of our common stock, may fluctuate due to a variety of factors, including:
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actual or anticipated fluctuations in our user growth, retention, engagement, revenue, or other operating results;

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developments involving our competitors;

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variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

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actual or anticipated fluctuations in quarterly or annual operating results;

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any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information, or our failure to meet expectations based on this information;

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publication of research reports by securities analysts about us or our competitors or our industry;

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the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

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additional shares of common stock being sold into the market by us or our stockholders, or the anticipation of such sales, or if existing stockholders subject to a lock-up sell shares into the market when applicable “lock-up” periods end;

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additions and departures of key personnel;

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commencement of, or involvement in, litigation involving the combined company;

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changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of common stock available for public sale;

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announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

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announcements by us or estimates by third parties of actual or anticipated changes in the number of customers or the level of user engagement;

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changes in operating performance and stock market valuations of technology companies in our industry, including our partners and competitors;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole, including rising interest rates and inflation;

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developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

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other events or factors, including those resulting from the war in Ukraine, recessions, interest rates, instability in the global banking system, local and national elections, international currency fluctuations, corruption, political instability and acts of war or terrorism.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and seriously harm our business.
We will have broad discretion in how we may use the net proceeds in connection with this offering, and we may not use them effectively.
We cannot specify with any certainty the particular uses of the net proceeds that we will receive in connection with this offering. our management will have broad discretion in applying the net proceeds we receive in connection with this offering. We may use the net proceeds for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. We may use these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.
We do not intend to pay dividends for the foreseeable future, and as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
Following this offering, we currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.
If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If any of the analysts who cover our downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If few analysts cover our, demand for our common stock could decrease and our common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our common stock may be volatile and, in the past in, in certain instances companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

Future sales of our shares could reduce the market price of our shares.
The price of our shares could decline if there are substantial sales of our common stock, particularly by our directors, our executive officers or their affiliates, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. Our existing stockholder prior to this offering and members of our management team are subject to lock-up agreements with the underwriters that restrict their ability to transfer their shares for at least 180 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements,           additional shares will be eligible for sale in the public market (or           shares) if the underwriters exercise their over-allotment option in full). The market price of our shares may drop significantly when the restrictions on resale lapse and these stockholders are able to sell their shares into the market.
Compliance obligations under the Sarbanes-Oxley Act may require substantial financial and management resources.
We are not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of privately held companies. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as following this offering. If we are not able to implement the requirements of Section 404, as well as any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our common stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
Provisions in our charter documents and under Delaware law, including anti-takeover provisions, could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.
Our amended and restated certificate of incorporation and amended and restated bylaws, including anti-takeover provisions, may have the effect of delaying or preventing a merger, acquisition or other change of control of the company that our stockholders may consider favorable. In addition, because the zSpace board of directors is responsible for appointing the members of the zSpace management team, these provisions may frustrate or prevent any attempts by zSpace stockholders to replace or remove current management by making it more difficult for stockholders to replace members of the zSpace board of directors. Among other things, the Charter and Bylaws include provisions that:
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require super-majority voting to amend provisions in the Charter and Bylaws;

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provide that only a majority of the zSpace board of directors, the chairman of the zSpace board of directors, the zSpace chief executive officer or the zSpace President will be authorized to call a special meeting of stockholders;

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do not provide for cumulative voting;

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provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

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prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

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provide that the zSpace board of directors is expressly authorized to make, alter, or repeal our bylaws, subject to DCGL requirements; and

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establish advance notice requirements for nominations for election to the zSpace board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.
Our Charter following this offering will contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with zSpace or its directors, officers, or employees.
Our Charter following the offering will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on offering our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against zSpace arising pursuant to the DGCL, the Charter, the Bylaws, or any action asserting a claim against zSpace that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our Charter provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with zSpace or its directors, officers, or employees, which may discourage lawsuits against zSpace and its directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our Charter or Bylaws to be inapplicable or unenforceable in an action, zSpace may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results.
The Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with zSpace or its directors, officers, employees or stockholders.
The Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel; provided that our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder and can therefore bring claims for breach of these provisions in any appropriate forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the exclusive forum provision does not apply to actions brought under the Securities Act, or the rules and regulations thereunder, for which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our charter.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with zSpace or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our charter to be inapplicable or unenforceable in an action, zSpace may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.
Investors in this offering will experience immediate dilution upon the closing of the offering.
If you purchase shares of our common stock in this offering, you will experience immediate dilution of $               per share because the price that you pay will be greater than the pro forma net asset value per share of the common stock you acquire. This dilution is in large part due to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You may experience additional dilution if we issue shares of our common stock under the zSpace, Inc. 2017 Stock Plan adopted in February 16, 2017 (our “2017 Stock Plan”), the 2024 zSpace Equity Incentive Plan (the “2024 Stock Plan”) we expect to adopt in connection with this offering or any other equity incentive plan, or we otherwise issue additional shares of our common stock at a price below the initial public offering price. For more information, see “Dilution” beginning on page 53.
Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.
We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We intend to apply to have our common stock listed on Nasdaq, but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters based on numerous factors, including the information set forth in this prospectus, our prospects and the prospects of our industry, an assessment of our management, our prospects for future earnings, the general condition of the securities markets, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure you that the initial public offering price will bear any relationship to the market price at which our common stock may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses.
Our stock price may change significantly following this offering and you could lose all or part of your investment as a result.
The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Related to our Business and Industry” and the following:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of our competitors;

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the impact of macroeconomic conditions, including inflation, interest rate increases and instability in the global banking system on our business and financial condition;

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changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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declines in the market prices of stocks generally;

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strategic actions by us or our competitors;

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announcements by us or our competitors of significant contracts, acquisitions, partnerships, other strategic relationships or capital commitments;

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any significant change in our management;

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changes in general economic or market conditions or trends in our industry or markets;

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changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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future sales of our common stock or other securities;

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investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

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the public’s response to press releases or other public announcements us or third parties, including our filings with the SEC;

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litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

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annual or quarterly guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

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the development and sustainability of an active trading market for our stock;

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actions by institutional or activist stockholders;

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changes in accounting standards, policies, guidelines, interpretations or principles; and

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other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These events or factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, prior to the offering, and following the offering. These statements are based on the reasonable beliefs and assumptions made by us. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about our ability prior to the offering, and following the offering, to:
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meet the closing conditions to the offering

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realize the benefits expected from the proposed offering;

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access, collect and use personal data about consumers;

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execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business;

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anticipate the impact of macroeconomic conditions, including rising interest rates, inflation, instability in the global banking system and the war in Ukraine, on business and financial conditions;

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anticipate the uncertainties inherent in the development of new business lines and business strategies;

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retain and hire necessary employees;

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increase brand awareness;

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attract, train and retain effective officers, key employees or directors;

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upgrade and maintain information technology systems;

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acquire and protect intellectual property;

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meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

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effectively respond to general economic and business conditions;

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maintain the listing on Nasdaq or an inability to have our securities listed on Nasdaq or another national securities exchange following the offering;

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obtain additional capital, including use of the equity and debt markets;

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enhance future operating and financial results;

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anticipate rapid technological changes;

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comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations;

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stay abreast of modified or new laws and regulations applying to its business;

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anticipate the impact of, and response to, new accounting standards;

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anticipate a rise in inflation and interest rates which would increase the cost of capital;

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anticipate the significance and timing of contractual obligations;

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maintain key strategic relationships with partners and distributors;

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respond to uncertainties associated with product and service development and market acceptance;

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manage to finance operations on an economically viable basis;

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anticipate the impact of new U.S. federal income tax laws;

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successfully defend litigation; and

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successfully deploy the proceeds from the offering.

Forward-looking statements are not guarantees of performance and speak only as of the date hereof. While we believe that these forward-looking statements are reasonable, there can be no assurance that we will achieve or realize these plans, intentions or expectations. You should understand that the following important factors, in addition to those discussed under the headings “Risk Factors” and “The offering — Financial Analysis for the offering” and elsewhere in this prospectus, could affect our future results prior to the offering, and following the offering, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this prospectus:
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any delay in consummating the offering;

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risks related to disruption of management’s time from ongoing business operations due to the proposed transactions;

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litigation, complaints, product liability claims and/or adverse publicity;

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the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability due to, among other things, rising interest rates and inflation, instability in the global banking system, global unrest, and global health epidemics, such as the COVID-19 pandemic;

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increases and/or decreases in utility and other energy costs, increased costs related to utility or governmental requirements; and

•
privacy and data protection laws, privacy or data breaches, or the loss of data.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described under the heading “Risk Factors” and elsewhere in this prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations prior to the offering, and we are following the offering. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business prior to the offering, and following the offering, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to we or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Prior to the offering, and following the offering, we did not undertake obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements of belief and similar statements reflect the reasonable beliefs and opinions of zSpace, as applicable, on the relevant subject. These statements are based upon information available to zSpace, as applicable, as of the date of this prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, involve risks and are subject to change based on various factors, including those discussed under the headings “Risk Factors,” “Underwriting” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.
Market, ranking and industry data used throughout this prospectus is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications, including reports by third-party research and publicly available information, all of which involve a number of assumptions and limitations. These estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors,” “Underwriting” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

USE OF PROCEEDS
The net proceeds to us from the sale of shares of common stock by us in this offering will be approximately      million, (or $      million if the underwriters exercise their over-allotment option in full), and after deducting underwriting discounts and commissions and estimated offering expenses. This estimate assumes a public offering price of $      per share, which is the mid-point of the offering price range indicated on the cover of this prospectus.
A $1.00 increase (decrease) in the assumed initial public offering price of $          per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price of $         per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.
We intend to use the net proceeds from this offering as follows:
•
Approximately         of the amount for the acquisition of software applications and software company acquisitions; and

•
the remaining amount to fund international development, working capital and for general corporate purposes.

Based on our current operating plan, we believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations and our planned development and research activities through at least                      .
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.
For additional information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DIVIDENDS AND DIVIDEND POLICY
We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, available-for-sale marketable securities and our capitalization as of December 31, 2023:
•
on an actual basis;

•
on an actual basis after giving effect to the recapitalization which occurred on December 30, 2023, which resulted in (i) the conversion of $5.2 million of convertible notes into 5,190 shares of NCNV 2 preferred stock, (ii) the conversion of $36.9 million of related party notes into 36,918 shares of NCNV 3 preferred stock and (iii) the conversion of 67,034 shares of NCNV preferred stock into 54,750 shares of NCNV 1 preferred stock, 562 shares of NCNV 2 preferred stock and 11,722 shares of NCNV 3 preferred stock;

•
on a pro forma basis as of       , 2024 after giving effect to the automatic conversion of (i) 54,750 shares of NCNV 1 preferred stock into        shares of our common stock, (ii) 5,752 shares of NCNV 2 preferred stock into      shares of our common stock, and (iii) 48,640 shares of NCNV 3 preferred stock into      shares of our common stock at the consummation of this offering; and

•
on a pro forma as adjusted basis to give effect to our issuance and sale of           shares of our common stock in the offering at an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” in each case, as if such event had occurred on December 31, 2023.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and the sections titled “Prospectus Summary — Summary Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following amounts are in thousands, except per share data.
	Actual(1)	Pro Forma(2)	Pro Forma, As Adjusted
Liabilities
Convertible debt
Related party debt
Non-current accrued interest
Total Liabilities
Temporary redeemable preferred stock:
Series A preferred stock, $0.00001 par value; shares authorized; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock, $0.00001 par value; shares authorized; issued and outstanding, , pro forma and pro forma as adjusted
NCNV preferred stock 1, $0.00001 par value; shares authorized; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock 2, $0.00001 par value; shares authorized; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock 3, $0.00001 par value; shares authorized; issued and outstanding, pro forma and pro forma as adjusted
Stockholders’ Deficit
Common stock, $0.00001 par value; shares authorized, issued and outstanding, pro forma and pro forma as adjusted
Additional paid in capital
Accumulated other comprehensive income (loss)
Accumulated deficit
Total stockholders’ deficit
Total capitalization

(1)
Gives effect to the recapitalization which occurred on December 30, 2023, which resulted in (i) the conversion of $5.2 million of convertible notes into 5,190 shares of NCNV 2 preferred stock, (ii) the conversion of $36.9 million of related party notes into 36,918 shares of NCNV 3 preferred stock and (iii) the conversion of 67,034 shares of NCNV preferred stock into 54,750 shares of NCNV 1 preferred stock, 562 shares of NCNV 2 preferred stock and 11,722 shares of NCNV 3 preferred stock adjusted for the conversion of accrued interest through December 31, 2023.

(2)
These pro forma adjustments are to give effect to the consummation of this offering

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering.
An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, stockholders’ equity and total capitalization by approximately $               million, assuming the assumed initial public offering price per share remains the same, and after deducting underwriting discounts and commissions. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value (deficit) per share attributable to our existing stockholders.
Historical net tangible book value (deficit) per share represents our total tangible assets less our liabilities and preferred stock that is not included in equity divided by the total number of shares of common stock outstanding. Our net tangible book value (deficit) as of December 31, 2023 was approximately $     million, or $     per share of our common stock outstanding as of December 31, 2023. Our pro forma net tangible book value (deficit) as of December 31, 2023, was approximately $     million, or $     per share, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock immediately prior to the completion of this offering.
After giving effect to (i) the pro forma adjustment set forth above, (ii) the sale by us of     shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and (iii) the use of proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value (deficit) as of December 31, 2023 would have been $      million, or $      per share of our common stock. This amount represents an immediate decrease in net tangible book value (deficit) of $      per share of common stock to our existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $      per share of common stock to new investors purchasing shares in this offering.
We calculate dilution per share to new investors by subtracting the pro forma net tangible book value (deficit) per share from the initial public offering price paid by the new investor. The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock in this offering:
Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value (deficit) per share of common stock as of December 31, 2023	$
Increase in pro forma net tangible book value (deficit) per share of common stock attributable to investors in this offering	$
Pro forma as adjusted net tangible book value (deficit) per share of common stock after giving effect to this offering	$
Dilution per share of common stock to investors in this offering	$
Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $      per share, and dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
Similarly, each increase (decrease) of 1,000,000 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value( deficit) per share after this offering by approximately $      per share and the dilution to new investors participating in this offering by $      per share, assuming that the assumed initial public offering price of $      per share remains the same after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the Pro forma, As adjusted net tangible book value (deficit) per share after giving effect to this offering would be $         per share, representing an immediate increase to existing stockholder of $         per share, and immediate dilution to new investors in this offering of $         per share.
The foregoing discussion and tables assume no exercise of stock options to purchase          shares of our common stock issuable upon the exercise of stock options outstanding as of             , 2024, at a weighted average exercise price of $         per share. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, or any options are exercised, new investors will experience further dilution.
The following table summarizes, on the same as adjusted basis as of December 31, 2023, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share of common stock paid by our existing stockholders and by new investors purchasing shares of common stock in this offering.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands)
Existing stockholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		%	$	%	$

ZSPACE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” or in other sections of this prospectus. This discussion should be read in conjunction with “Prospectus Summary — Summary Selected Consolidated Financial Data” and our unaudited consolidated and audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.
In this discussion, we use certain non-GAAP financial measures. Explanation of these non-GAAP financial measures and reconciliation to the most directly comparable GAAP financial measures are included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as “Prospectus Summary — Summary Selected Consolidated Financial Data.” Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.
Overview
zSpace is a leading augmented and virtual reality educational technology platform. We are recognized as a leader in the “eduverse” where we are breaking learning barriers, equity barriers, and workforce barriers in the global education market.
While the technology, graphics and speed of computing has increased exponentially over time, the physical computing experience has remained largely static since the introduction of the mouse and touchscreen in the 1980s. We believe limiting the user experience to the confines of a screen creates inherent limitations such as slowing technological breakthroughs, discouraging engagement and hampering creativity and learning. zSpace was founded to eliminate that barrier between people and content and reinvent the user experience — just as Apple did with smartphones and Tesla did with electric cars. We are accomplishing this through a range of proprietary innovations in hardware and software, which has resulted in greater than 75 patents globally. These innovations are eliminating a barrier between digital content and people so that they can be immersed in content: manipulate it, experience it, and interact with it as if it were real.
Our proprietary, innovative technology facilitates immersive experiential learning experiences across science, technology, engineering and workforce applications. Our solutions, including software, services and product hardware, have been demonstrated to improve outcomes and efficacy in K-12 classrooms. Our immersive augmented reality / virtual reality (“AR/VR”) technology unites education with the metaverse, providing students with equitable access to innovative, engaging learning experiences. Our solutions have been deployed in 94% of the top 100 school districts in the United States and have been used for workforce applications in 73% of these school districts, emphasizing the dexterity of our platform for learners across various ages and classroom settings.
Our technology has been used by millions of learners around the world and has been shown to result in test score improvements and greater social and emotional learning (“SEL”), teaching students “soft skills” such as persevering through failure and developing confidence. However, we believe this is only the beginning — We are committed to expanding across the entire learning spectrum and providing next-generation experiential learning to the workforce around the world.
The promise of extended reality (“XR”) is fueling predictions for once-unthinkable possibilities within the fast-emerging metaverse. According to Statista, the global AR, VR, and mixed reality (“MR”) market is expected to grow by almost nine-fold to $250 billion by 2028 compared to $28 billion in 2021. HolonIQ predicts that spending on AR and VR in the education market globally will grow to $12.6 billion in 2025 (CAGR of 32% from 2018).

zSpace recognized the opportunity for XR technology, the eduverse in education and the power of experiential learning using these technologies to enhance students’ engagement as well as improve efficacy and student outcomes. Hands-on learning is well understood as highly effective, although in the technological age it has become limited by barriers. Our engaging and immersive technology positions us as a pioneer of the eduverse, which we define as applications of AR/VR that have the ability to enhance students’ engagement with educational material, as well as improve efficacy and student outcomes. Just as we can instantly, at the touch of a button, learn the fastest route from one city to another, our spatial data unlocks a rich set of insights and learnings, including making abstract concepts easier to understand.
Since 2014, we have been developing and delivering hardware and software technology focused on transforming education in the K-12 classroom and CTE and Workforce Development. Moreover, our platform is backed by evidence, including test score improvement, which we believe supports the following outcomes in schools using zSpace:
•
Deeper understanding of content;

•
Increased motivation of students to learn;

•
Additional engagement of students with content; and

•
Improved preparedness for the workforce.

We believe the applicability of our solution in education environments provides an opportunity for significant scale and reach across the world. Our customer base is primarily centered in the United States and we have partnered with over 25 resellers and have expanded our customer network into over 50 countries. We believe we are well-positioned for significant international growth with pipeline projects expected to set up growth in key markets including Argentina and Eastern Europe. We have an efficient language translation process and the ability to localize content, positioning us for significant scale and growth over the rest of the world.
We believe that we have tremendous growth potential ahead. After securing market-leading positions in the U.S. K-12 market for AR/VR, we have demonstrated our repeatable value proposition and the ability of our sales growth model to scale. Given the size of our total addressable market, we believe our penetration rates today are a small fraction of the opportunity for zSpace. With a mature and tested go-to-market playbook and team in place, we are focused on scaling execution across a carefully selected set of growth vectors, including scaling in the United States, expanding internationally, investing in research and development (“R&D”), and acquiring companies to expand content, renewable software revenues and increase margins.
As of December 31, 2023, we had an accumulated deficit of $   million. Our net losses were $   million for the year ended December 31, 2023. A significant portion of our net losses resulted from costs incurred in connection with a terminated merger agreement.
As of December 31, 2023 and December 31, 2022, we had cash and cash equivalents of $   million and $4.1 million, respectively. Since January 1, 2023, we have raised an aggregate of $10.2 million through additional debt and financing arrangements, including $3.0 million under a loan and security agreement with Fiza. Our accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern. The recurring losses and negative cash flows from operations, working capital deficiency, the need for additional financing, uncertainties frequently encountered by companies in the technology industry and the dependency of closing the offering are factors that raise substantial doubt about our ability to continue as a going concern for the twelve-month period from the date the financial statements included herein were issued. See Note 1 to our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus for additional information on our assessment.
The Offering
On January 4, 2023, we entered into an Agreement with Roth Capital Partners to act as representative of the Underwriters, pursuant to which, Underwriter will offer and place to the general public         Public Shares of zSpace (See Underwriting).

The most significant change in our future reported financial position and results are expected to be changes in capital structure pursuant to the Underwriting Agreement. For additional information please see the section of this prospectus entitled “Unaudited Pro Forma Combined Financial Information” and the financial statements included elsewhere in this prospectus.
Upon consummation of the offering, it is expected that the shares of zSpace common stock will be listed on Nasdaq and trade under the ticker symbol “ZSPC”. As our current management team and business operations will comprise all of our management and operations, zSpace will need to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect zSpace will incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.
Our Business Model
We generate revenue by selling software to customers, selling zSpace products, including our flagship product, the Inspire laptop, and by providing services to customers from our professional development team. We are focused on driving substantial annual growth in software applications revenue and product revenue while maintaining modest growth in services revenue.
We serve public and private schools and higher education customers of all sizes, and we see opportunities for growth across all of our current customer segments. We are particularly focused on increasing sales efficiency and driving customer growth and renewable revenue growth in CTE and Workforce Development programs.
Product Revenue
The zSpace platform is designed to work with a wide range of learning applications, for both K-12 education and CTE and Workforce Development, that come to life by having 3D models projected out of and into the screen. Our flagship product is the zSpace Inspire, our latest laptop product built in partnership with a major PC original equipment manufacturer (“OEM”). It is our first product offering 3D stereo visualization without the need to utilize glasses/eyewear. The zSpace AIO is one of our legacy products that uses our proprietary passive circular polarized display creating a 3D stereo using lightweight eyewear. An integrated tracking system in the AIO tracks the user’s glasses, enabling the proper projection of the 3D information designed to result in a comfortable and realistic experience. The display is a 24” HD Display. Others are able to join in and participate through the use of follower glasses for a collaborative experience. The zSpace OE is a legacy laptop product that uses our proprietary passive circular polarized display creating 3D stereo using lightweight eyewear. The display is a 15.6” HD Display. Product revenue accounted for approximately   % and 64% of our total revenue for the year ended December 31, 2023 and 2022, respectively.
Software Applications Revenue
The zSpace platform allows for immersive experiential learning experiences across science, technology, engineering and workforce applications. We derive software applications revenue from the sale of licenses and subscription plans to the software applications available on zSpace.
Our software applications are priced based on the number of devices or users and length of the contract. We offer discount programs based on increases in volume of devices or users and the length of the contract. The wide variety and flexibility of our software applications enable us to retain existing customers and grow our subscriber base. Software applications revenue accounted for approximately       % and 30% of our total revenue for the year ended December 31, 2023 and 2022, respectively. We expect that going forward our software applications revenue will grow faster in absolute dollars and as a percentage of our total revenue than our product or service revenues.
We typically invoice our customers annually in advance of providing the goods and services. Software sales consist of licenses of our functional intellectual property that are satisfied at a point in time when key codes are provided to allow customers to access the software. In transactions where a third party is involved in providing software licenses to a customer, we recognize the third-party software revenue ratably on a straight-line basis. These fees charged to its customers are recognized on a gross basis as we have determined that it is the principal in the transaction.
Services Revenue
zSpace services are a “turn-key” solution that aids customers with configuring the purchased products with software and license keys specific to the customer’s use. This service allows the applicable school to quickly get started with an out-of-the-box ready system. We derive services revenue from installation and/or training services for products, both of which are separate performance obligations and typically are satisfied within a short period of time, often less than one month delivered remotely or on-site at the customer’s location. Additionally, we offer one- and two-year extended warranty contracts customers can purchase at their option, which are also separate performance obligations. Services revenue accounted for approximately       % and 6% of our total revenue for the year ended December 31, 2023 and 2022.
Key Metrics
We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. The calculation of the key metrics discussed below may differ significantly from other similarly titled metrics used by other companies, analysts, investors and other industry participants.
Bookings Growth
We track the bookings growth in our business very closely and we believe this is a key indicator of our business. Bookings represent customer orders that have hardware, software and service components. Bookings indicate future revenue, which lags based on product shipping date, monthly recognition of certain subscription revenue and service delivery completion. Our bookings growth is represented below for each of the periods presented:
	Year Ended December 31,
(in thousands)	2023	2022
Bookings	$	$36,604
Software and Service Subscription Renewable Revenue Growth
We believe that our ability to renew and increase the software revenues on our platform from existing customers is an indicator of market penetration, adoption, the growth of our business and future revenue trends. Software sales of our solutions are purchased on an annual or multi-year basis, as well as one-time licenses to allow (i) an unlimited number of users on a particular device or (ii) a particular number of users to access our applications and or service. We include subscriptions for both device and user-based applications and services in our measure of renewing revenue. Our customers typically enter into annual licenses or subscriptions with us, although some enter into multi-year agreements. Customers have no contractual obligation to renew their licenses or subscriptions with us after the completion of their initial term.
We believe the level of renewing revenue is an important indicator of future business success, as it is an indicator of sales growth of customer expansion accounts, utilization of the zSpace platform and future margin improvement. Our renewing revenue includes the following:
(i)
renewal of prior customer agreements in whole or in part, plus

(iii)
additional software titles added to existing customer agreements, and

(iv)
software revenues related to sales of new systems as part of an expansion of the customer footprint.

We expect to accelerate the transition of our revenue mix to software from hardware by continued improvement in renewing revenue and our stated acquisition strategy.

U.S. and International Bookings
We believe that international growth is important for our future prospects. We track our performance in this area by measuring bookings from our international reseller partners relative to total bookings. We calculate this metric on a quarterly basis by comparing the aggregate amount of booking attributable to international partners for the most recent quarter compared to the number of bookings attributable to international partners for the same quarter in the previous fiscal year and the prior quarter. Bookings include all product, software and services for the market segment. International bookings accounted for approximately    % and 10% of our total bookings for the year ended December 31, 2023 and 2022, respectively.
CTE and Workforce Development & K-12 Bookings
We believe our ability to retain and grow our product and software revenue will be dependent on our ability to grow in both our CTE and Workforce Development and K-12 market segments. We track our performance in this area by measuring our bookings from customers in each of these markets. We calculate this metric on a quarterly basis by comparing the aggregate number of bookings in each market for the most recent quarter divided by the number of bookings attributable to the same market for the same quarter in the previous fiscal year. Bookings include all product, software and services for the market segment. CTE and Workforce Development bookings accounted for approximately    % and 32% of our total bookings for the year ended December 31, 2023 and 2022 respectively, while K-12 bookings accounted for approximately    % and 68% of our total bookings for the year ended December 31, 2023 and 2022, respectively.
Non-GAAP Financial Measures
In addition to our results of operations reported in accordance with U.S. GAAP. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures, including gross profit and net income. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries.
Adjusted EBITDA
We calculate Adjusted EBITDA as GAAP net loss adjusted for interest expense, depreciation and amortization, terminated merger offering costs, stock-based compensation, gain on forgiveness of paycheck protection program loan, loss on debt extinguishment and income taxes. In addition, for the periods presented herein, we have excluded inventory write-offs associated with product and component purchases due to COVID-19 pandemic related supply chain disruptions (see Supply Chain Challenges). We believe this measure provides our management and investors with consistency and comparability with our past financial performance and is an important indicator of the performance and profitability of our business.
The following table presents our Adjusted EBITDA from operations for each of the periods presented:
	Year Ended December 31,
(in thousands)	2023	2022
GAAP Net income (loss)	$	$(15,173)
Add back (deduct):
Interest expense		3,696
Depreciation and amortization		49
Income tax expense (benefit)		44
Terminated merger offering costs		—
Stock-based compensation		20
Forgiveness of paycheck protection program loan		(2,012)
Inventory write-off		1,320
Loss on extinguishment of debt		3,346
Adjusted EBITDA	$	$(8,710)

Factors Affecting Our Performance
We believe that our growth and financial performance are dependent upon many factors, including the key factors described below, which are in turn subject to significant risks and challenges, including those discussed below and in the section of this prospectus entitled “Risk Factors.”
Supply Chain Challenges
The COVID-19 pandemic, and its persisting effects, has radically altered the supply chain delivery capability that existed prior to the onset of the pandemic and on which suppliers of physical products previously relied. Since the outset of the COVID-19 pandemic, our manufacturing partners have experienced challenges delivering against our product demand given component, labor shortages and ongoing intermittent lockdowns in China, the primary country where our products or components are manufactured. During 2023, global supply chain challenges have become less severe, but any continued disruption of global supply chains may have a material impact on our business and operations.
Retention of Key Employees
In 2020, in response to concerns relating to the COVID-19 pandemic, we made significant changes to our business, including changes to our structure and employee base. The company moved to a remote working environment beginning at the onset of the pandemic and has transitioned to a hybrid working environment. In many respects, we believe these changes have better positioned our workforce and the company for profitability. However, we believe we have many employees that are key to our operations, and in the event some of these key employees were to leave the company, it would have a detrimental effect on our business and operations.
Strategic PC OEM Partnerships
Prior to our most recent laptop product, Inspire, we worked exclusively with tier-one Original Development Manufacturers (“ODMs”) to manufacture our products. In 2021, we made the strategic decision to partner with a major PC OEM, working together to build a proprietary laptop product for us leveraging the OEM’s supply chain network and volumes. As of December 31, 2023, approximately 12,000 Inspires have been successfully shipped under our agreement with this PC OEM. Our master agreement with its PC OEM partner is subject to an initial one-year term, with automatic renewal for subsequent one-year terms. Either party is permitted to terminate the agreement upon written notice delivered to the other party not later than three months prior to the expiration of the applicable term. During 2023, we entered into an agreement with another PC OEM for the manufacture of an additional zSpace laptop product which is scheduled to ship in 2024. If either PC OEM decided to not continue moving forward in partnership with zSpace, this could have negative ramifications for our business and/or costs.
Retention and Expansion of Existing Customers
Our ability to increase revenue depends in part on retaining our existing customers and expanding their use of the zSpace platform. We offer an integrated, comprehensive set of solutions that cover K-12/STEM and CTE and Workforce Development. We have a variety of software bundles targeted at different areas of learning and grade levels. Although there is significant “stickiness” and utilization of our applications and solutions retaining and expanding our existing base is critical to our success.
Scaling in the United States
Our fundamental go-to-market model is built upon a solution-oriented selling approach. Our two tier, direct and partner sales model has been very successful to date, but given our concentration of business in the United States, it is critical that we continue to grow and scale our business in the United States in order to be successful. K-12/STEM is an area where we have significant application/solution coverage, however, school districts at times can be prone to long sales cycles as a result of the bureaucratic purchasing process. In addition, United States federal education stimulus funding is subject to change based on political and/or strategy changes at the federal level which can impact a school district’s funding, both positively and negatively, and impact our business in the United States.

Software Acquisitions for Growth
An important component to our overall financial results going forward is to acquire key software companies and/or intellectual property in specific areas within the education market. Completion of acquisitions and successful integration of such companies and assets will be important to our success. A major part of our anticipated future profitability and go forward growth prospects are based upon acquiring and integrating software companies and our ability as a publicly listed company to integrate and ultimately gain the value expected as part of an overall acquisition plan.
Third Party Developer Ecosystem
We aim to continue fostering a strong network of partners and developers around our zSpace platform. With our solution and our go to market strategy, we offer third-party developers an effective approach that allows them to grow their businesses. While we do not believe any particular third-party developer is material to our business, our ability to grow and continue to scale our business could be severely impacted if key third-party developers decided to cancel their distribution agreements or significantly modify their go to market approach with zSpace.
Components of Results of Operations
Revenue
Our revenue consists of hardware revenue, software applications revenue, and services revenue. We recognize revenue at the amount to which we expect to be entitled when control of the products, software or services is transferred to its customers as described below. We have elected to record revenue net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded within other current liabilities until remitted to the relevant government authority.
Hardware Revenue — Hardware revenue is generated by the sale of zSpace Learning Stations bundled with pre-loaded perpetual license software, accessories necessary for full use of our products (stylus, eyewear (if needed), and power adapters) and a standard assurance type warranty. Hardware accessories are also sold on a stand-alone basis. Customers place orders for the hardware and we fulfill the order and ship the hardware directly to the customer or authorized resellers. Generally, we receive payment from customers or authorized resellers at the time of hardware delivery; however, in certain circumstances our U.S. customers may remit payment at a later date pursuant to the terms of their subscription or other agreement. We recognize hardware revenue associated with a sale in full at the time of shipment. Customers purchasing hardware from us also typically purchase our enabled software applications for use on their devices.
Software Applications Revenue — Software applications revenue is generated from the sale of internally developed and third-party applications enabled for use on our products licensed over specified contractual terms. Most software applications reside on our products and require license keys to activate, although certain applications are web-based that require user log-ins. Customers who license our software use it on our products under different subscription terms based on the number of devices or users and length of the contract. We do not require customers to license software applications when purchasing a zSpace product.
We typically invoice our customers annually in advance based on their subscription. Software sales that consist of licenses of functional intellectual property are satisfied at a point in time when key codes are provided to allow customers to access the software, which is the contract start date and we recognize revenue ratably over the length of the contract. In transactions where we provided user-based software licenses to a customer, we recognize software revenue ratably on a straight-line basis. For the sale of third-party applications where we obtain control of the application before transferring it to the customer, we recognize revenue based on the gross amount billed to customers.
Services Revenue — We derive services revenue from implementation, professional development and technical services delivered remotely or on-site at the customer’s location and extended service type warranties. Services are either delivered by our personnel or a zSpace-qualified third-party representative. Under the third-party arrangements, we will pay the third-party for their delivery services and bill the customer directly. We will also repair our products for a fee if the nature of the repair is outside the scope of the applicable warranty, but this is not a significant source of revenue. Each service type does not significantly impact the functionality of each other, or the hardware/software being provided. Services are typically invoiced in advance and revenue is recognized based on the passage of time during the contract period. We believe that the passage of time corresponds directly to the satisfaction of the performance obligations.
Cost of Goods Sold
Cost of goods sold consists of cost of hardware sold, cost of software sold and cost of services sold. Overall cost of revenue is largely dependent on a combination of; mix of revenue types, hardware component supply and pricing and cost of third-party software applications.
Cost of Hardware Sold — Cost of hardware sold consists primarily of costs associated with the manufacture of our products and personnel-related expenses associated with manufacturing employees including salaries, benefits, bonuses, overhead and stock-based compensation.
All zSpace products are manufactured by outsourcing partners that are located primarily in China. We have entered into agreements for the supply of many components; however, there can be no guarantee that we will be able to extend or renew these agreements on similar terms, or at all. Although most components essential to our business are generally available from multiple sources, certain custom and new technology components are currently obtained from single or limited sources. We compete for various components with other participants in the markets for personal computers, tablets and accessories. Therefore, many components, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant commodity pricing fluctuations.
Cost of hardware sold also includes costs of acquiring third-party devices and components, and costs associated with shipping devices to customers. We have outsourced much of our transportation and logistics management for the distribution of products. While these arrangements can lower operating costs, they also reduce our direct control over distribution. During the COVID-19 pandemic, certain of our logistical service providers experienced disruptions. Refer to “Supply Chain Challenges” for more information.
Cost of goods sold related to delivered hardware and bundled software, including estimated standard warranty costs, are recognized at the time of sale.
Cost of Software Sold — Cost of software sold consists primarily of fees paid to third parties for software licenses, costs associated with the technical support of software applications and the cost of our customer success operations. Costs incurred to provide product-related bundled services and unspecified software upgrade rights are recognized as cost of sales as incurred.
Cost of Services Sold — Cost of services sold consists primarily of personnel costs associated with the development and delivery of the services. Some of these costs are internal resources while others are associated with third parties engaged to develop or deliver the services. Other costs include travel and technology used in the development or delivery of the services. Costs of services revenue, including those for extended service type warranty and repair expenses relating to our products are recognized as cost of sales as incurred or upon completion of the service obligation.
Operating Expenses
Our operating expenses consist primarily of selling, general and administrative expenses and product engineering and R&D expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and sales commissions. Operating expenses also include overhead costs including but not limited to rent, utilities, insurance, legal and office supplies.
Selling and marketing — Selling and marketing expenses consist of labor and other costs directly related to the promotion of our products, including expenses, such as compensation for our marketing team and travel expense incurred in connection with promotional efforts.
General and administrative expenses — General, and administrative expenses consist primarily of personnel-related expenses associated with our finance, legal, information technology, human resources, facilities, and administrative employees, including salaries, benefits, bonuses, sales commissions, and stock-based compensation. Commissions paid to the sale of hardware and short-term software licenses are recognized upon delivery. Commissions paid on the sale in which at least a portion of the goods and services will be satisfied over a period of time (services primarily consisting of extended warranties) are not material and are expensed when incurred. General and administrative expenses also include external legal, accounting, and other professional services fees, operational software and subscription services, and other corporate expenses.
Other operating expenses — Other operating expenses consist of offering costs incurred as part of the terminated merger agreement that were initially deferred but then expensed upon termination of the merger agreement. Following the Closing, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our selling, general and administrative expenses will increase in absolute dollars as our business grows. See “— The offering” above.
Research and development expenses — Research and development expenses consist primarily of product engineering and personnel-related expenses associated with our hardware and software engineering employees, including salaries, benefits, bonuses, and stock-based compensation. R&D expenses also include third-party contractor or professional services fees, and software and subscription services dedicated for use by our engineering organization. We expect that our R&D expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform and products. In addition, R&D expenses that qualify as internal-use software development costs are capitalized, the amount of which may fluctuate significantly from period to period.
Interest Expense
Interest expense consists primarily of changes in accrued interest expense, interest payments and amortization of debt issuance costs for our debt facilities. See “Liquidity and Capital Resources — Debt and Financing Arrangements.”
Provision for Income Taxes
Provision for income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We record income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in income in the period that includes the enactment date.
We record a valuation allowance to reduce our deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.
Results of Operations
Results of our Operations for the years ended December 31, 2023 and 2022
The following table sets forth our results of operations for the years ended December 31, 2023 and December 31, 2022 (in thousands, except percentages):

	Years Ended December 31,		Change
(in thousands)	2023	2022	$	%
Revenues:
Hardware	$	$23,038	$
Software		10,697
Services		2,049
Total Revenues		35,784
Cost of Goods Sold		22,656
Gross Profit (Loss)		13,128
Operating Expenses
Research and development		4,666
Selling and marketing		11,585
General and administrative		6,780
Total Operating Expenses		23,031
Income (Loss) from Operations		(9,903)
Other income (expense):
Interest Expense		(3,696)
Other Income (Expense), net		(196)
Loss on extinguishment of debt		(3,346)
Forgiveness of paycheck protection program loan		2,012
Loss, before income taxes		(15,129)
Income Tax Provision		(44)
Net Income (Loss)	$	$(15,173)	$
Revenue
Total revenue [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $35.8 million for the year ended December 31, 2022. The [increase/decrease] in revenue is primarily attributable to                 .
Hardware revenue [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $23.0 million for the year ended December 31, 2022. The [increase/decrease] in revenue is attributable to                 .
Software revenue [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $10.7 million for the year ended December 31, 2022. The [increase/decrease] in revenue is attributable to                 .
Service revenue [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $2.0 million for the year ended December 31, 2022. The [increase/decrease] in revenue is attributable to attributable to                 .
Cost of Goods Sold
Total cost of goods sold [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $22.7 million for the year ended December 31, 2022. The [increase/decrease] in cost of goods sold is attributable to                 .
Cost of hardware sold [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $18.0 million for the year ended December 31, 2022. The [increase/decrease] in cost of hardware sold is attributable to

Cost of software sold [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $3.4 million for the year ended December 31, 2022. The [increase/decrease] in cost of software sold is attributable to                 .
Cost of services sold [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $1.2 million for the year ended December 31, 2022. The [increase/decrease] in cost of services sold is attributable to                 .
Operating Expenses
Total operating expenses [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $23.0 million for the year ended December 31, 2022. The [increase/decrease] in expenses is attributable to                 .
Research and development expenses [increased/decreased] by $    million or   %, to $    million for the year ended December 31, 2023, from $4.7 million for the year ended December 31, 2022. The [increase/decrease] in expenses is attributable                 .
Selling and marketing expenses [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $11.6 million for the year ended December 31, 2022. The [increase/decrease] in expenses is attributable to                 .
General and administrative expenses [increased/decreased] by $    million or    %, to $    million for the year ended December 31, 2023, from $6.8 million for the year ended December  31, 2022. The [increase/decrease] in expenses is attributable                 .
Interest Expense
Interest expense [increased/decreased] by $    million or     %, to $    million for the year ended December 31, 2023, from $3.7 million for the year ended December 31, 2022. The [increased/decreased] in expense is attributable to                 .
Provision for Income Taxes
The [increased/decreased] in the provision for income taxes for the year ended December 31, 2023 was immaterial. The U.S. federal statutory rate is 21% while our effective tax rate for the year ended December 31, 2023 and 2022 was ( %) and zero, respectively. The [increase/decrease] in expenses is attributable to                 .
Cash Flows
The following table summarizes our cash flows for the periods presented:
	Year Ended December 31
(in thousands)	2023	2022
Net cash used in operating activities	$	$(8,902)
Net cash used in investing activities	$	$(11)
Net cash provided by financing activities	$	$6,942
Operating Activities
For the year ended December 31, 2023, net cash used in operating activities [increased/decreased] by $    million compared to the year ended December 31, 2022. The [increase/decrease] in cash used in operating activities was primarily due to                 .
Investing Activities
For the year ended December 31, 2023, net cash used in investing activities [increased/decreased] by $    million as compared to the year ended December 31, 2022. The [increase/decrease] in cash used in investing activities was due to                 .

Financing Activities
For the year ended December 31, 2023, net cash provided by financing activities [increased/decreased] by $    million as compared to the year ended December 31, 2022. The [increase/decrease] in cash provided by financing activities was primarily due to                  .
Liquidity and Capital Resources
Sources of Liquidity
For the year ended December 31, 2023 and 2022, we incurred net losses of $      million and $15.2 million, respectively, and incurred negative cash flows from operations of $     million and $8.9 million, respectively. We had combined cash and cash equivalents of $     million and $4.0 million as of December 31, 2023 and December 31, 2022, respectively. We have incurred operating losses and negative cash flows from operations since inception. Our prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the technology industry. These risks include, but are not limited to, the uncertainty of successfully developing our products, availability of additional financing, gaining customer acceptance, and uncertainty of achieving future profitability. Our success depends on the outcome of our research and development activities, scale-up and successful partnering and commercialization of its products and product candidates.
We have historically funded our operations through the issuance of common and preferred stock to private investors and debt financing. Our accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. The recurring losses and negative cash flows from operations, working capital deficiency, the need for additional financing, uncertainties frequently encountered by companies in the technology industry and the dependency of closing the offering are factors that raise substantial doubt about our ability to continue as a going concern for the twelve-month period from the date the financial statements included herein were issued. The conditions identified above raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not contain any adjustments that might result if we are unable to continue as a going concern.
Convertible Preferred Stock
As of December 31, 2023, we are authorized to issue 3,874,946 shares of Series A preferred stock with a par value of $0.00001 per share and 140,000 of NCNV preferred stock. In December 2023, in conjunction with the loan conversion agreements described herein, the Company became authorized to issue 140,000 shares of new series of NCNV preferred stock; NCNV Preferred Stock 1, NCNV Preferred Stock 2 and NCNV Preferred Stock 3 (“New NCNV Preferred Stock”). The New NCNV Preferred stock is entitled to non-cumulative dividends in an amount equal to five percent (5%) per annum of the original issue price per share. The NCNV Preferred Stock has liquidation preference to the Series A Preferred Stock and Common Stock. Immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering, all of the outstanding New NCNV Preferred Stock shall automatically convert into Common Stock. Such converted New NCNV Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series.
Debt and Financing Arrangements
Fiza Loan.   In November 2022, we entered into the Fiza Loan Agreement for a principal amount of $5.0 million, with $2.5 million disbursed in advance on September 12, 2022, and an additional $2.5 million disbursed on November 10, 2022. The loan is due on or before September 12, 2023 bearing interest at 13% per annum. In May 2023, we entered into an additional loan with Fiza for a principal amount of $3.0 million. The loan is due on or before June 20, 2024 bearing interest at 25% per annum on the amount of outstanding principal and interest. As of December 31, 2023, we continued to work toward amendments to or conversions of the loans.
In November 2023, the Company entered into a short form loan agreement with Fiza to borrow $1.3 million as described in Note     to the Consolidated Financial Statements.

bSpace Investments Loan.   In May 2019, we entered into a loan and security agreement (the “LSA”) with bSpace with the purpose of repaying an existing loan owed to a different lender. The original LSA included a term loan for an initial tranche of $25.0 million, and a second tranche commitment of $5.0 million, with all principal due in November 2020. Subsequent draws totaling $3.5 million were made periodically throughout 2020. Interest was set to a rate of 11% plus a 2% advisory fee, both were due to be paid quarterly.
The LSA was subsequently amended numerous times throughout 2020. Modifications included a decrease to 5.5% interest rate on $3.0 million of the outstanding principal, maturity date extensions to December 2022, addition of a 1.5-times principal repayment premium, and an additional $3.0 million commitment.
On August 12, 2022, amounts outstanding under the LSA were converted into preferred equity in the amount of $59 million.
In December 2023, the Company entered into a loan conversion agreement with bSpace as described in Note     to the Consolidated Financial Statements.
Kuwait Investment Authority Loan.   In February 2019, we entered into a Promissory Note (the “KIA Note”) with KIA. The KIA Note was for principal of $5.0 million, accrued interest at 2.75% per year, and was due on-demand at any point in time after December 31, 2020. Principal and interest would be accelerated upon an event of default or a change in control.
In September 2021, KIA amended the KIA Note and KIA agreed to extend the earliest maturity date of the KIA Note to February 2024. The agreement was further modified in May 2022 to add terms to convert or exchange portions of the debt for stock, contingent upon the occurrence of certain events.
On August 12, 2022, $8.1 million of the amounts outstanding under the KIA Note were converted into preferred equity in zSpace.
In December 2023, the Company entered into a loan conversion agreement with KIA as described in Note     to the Consolidated Financial Statements.
Contractual Obligations
Our principal commitments consist of obligations for office space under a non-cancelable operating lease that expires in January 2024, as well as repayment of borrowings under other financing arrangements as described above under “— Liquidity and Capital Resources — Debt and Financing Arrangements.” Refer to Note 11 — Commitments and Contingencies in our consolidated financial statements included elsewhere in this prospectus for more details.
Critical Accounting Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. We evaluated the development and selection of our critical accounting estimates and believe that the following involve a higher degree of judgement or complexity and are most significant to reporting our results of operations and financial position and are therefore discussed as critical. The following critical accounting estimates reflect the significant estimates and judgements used in the preparation of our consolidated financial statements. Actual results could differ materially from those estimates and assumptions, and those differences could be material to our consolidated financial statements.
We re-evaluate our estimates on an ongoing basis. For information on our significant accounting policies, refer to Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements contained elsewhere in this prospectus.
Revenue
We recognize revenue from signed contracts with customers, change orders (approved and unapproved) and claims on those contracts that we conclude to be enforceable under the terms of the signed contracts. Some of our contracts have one clearly identifiable performance obligation. However, many contracts provide the customer several promises that include hardware, software, and professional services. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.
If a contract has more than one performance obligation, the transaction price is allocated based on the relative standalone selling price (“SSP”). The establishment of an SSP for all performance obligations requires significant judgment and the analysis of historical selling prices. In situations when there is not adequate historical selling data, we estimate the SSP considering the cost-plus margin approach.
At this time, discounts on certain contracts with customers are deemed variable consideration but are known at the time of invoicing. However, the nature of variable consideration could change in the future.
The Company sells extended warranties that require us to estimate and accrue for expected future warranty fulfillment cost. Historically, warranty costs have not been material.
Inventory
We value inventories at the lower of cost or net realizable value. In determining inventory net realizable value, substantial consideration is given to the expected product selling price. In addition, recent supply chain disruptions, go-to-market strategy, and changing life cycles of our products are considered. We estimate expected selling prices based on historical and expected future sales and other factors, such as market conditions and current consumer preferences. We record an adjustment to inventory when future estimated selling price is less than cost. The determination of inventory net realizable value is considered a critical accounting estimate because significant judgment is required to evaluate whether there will be future demand for inventories held as well as the prices at which our resellers and customers are willing to pay for these inventories. Estimates may differ from actual results due to changes in market conditions.
Fair Value Of Equity
Given the absence of a public trading market for our common and preferred stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors along with management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common and preferred stock, including:
•
the prices at which we or other holders sold our common and convertible preferred stock to outside investors in arms-length transactions;

•
independent third-party valuations of our common and preferred stock;

•
the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•
our financial condition, results of operations and capital resources;

•
the industry outlook;

•
the valuation of comparable companies;

•
the lack of marketability of our common and preferred stock;

•
the fact that option and RSU grants have involved rights in illiquid securities in a private company;

•
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•
the history and nature of our business, industry trends and competitive environment; and

•
general economic outlook including economic growth, inflation and unemployment, interest rate environment and global economic trends.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Convertible Notes
We have issued numerous convertible promissory notes. We evaluate embedded conversion and other features within convertible debt to determine whether any embedded features should be bifurcated from the host instrument and accounted for as a derivative at fair value, with changes in fair value recorded in the consolidated statement of operations. No material embedded features have been bifurcated as of the financial statement dates. Due to the extinguishment in November 2022, we fair valued debt we entered into in September 2022. The fair value resulted in a $3.3 million premium that was recorded in Additional Paid-In Capital. Key inputs included the fair value of the shares to be received upon conversion and likelihood of future liquidity events.
Income Taxes
We use the asset and liability method under FASB ASC Topic 740, Income Taxes, when accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability.
We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing tax planning strategies in assessing the need for a valuation allowance.
We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

BUSINESS
Our Company
We are a leading provider of augmented reality (AR) and virtual reality (VR) educational technology solutions. We believe that we are a recognized brand in the education market with a current focus on both U.S. K-12 schools and Career & Technical Education (CTE) markets. Our proprietary hardware and software platform provides the unique ability to deliver end users an interactive, stereoscopic three-dimensional (3D) learning experience without the need to utilize VR goggles or specialty glasses. Our hands-on “learning by doing” experience has been shown to enhance the learning process and drive higher student test scores, as evidenced by the 2019 published study in the Journal of Science and Education Technology publication. We allow students and teachers to experience learning in the classroom that may otherwise be impractical, counterproductive, or expensive using traditional techniques. Our platform serves a broad range of critical educational tools designed for K-12 science, technology, engineering, and math (STEM) lessons as well as training skilled trades in areas such as health sciences, automotive engineering/repair, Unity3D® programming, and advanced manufacturing.
Today, our platform is implemented in more than 3,500 of the approximately 13,000 U.S. public school districts. Our solutions have been deployed in 94 of the top 100 public school districts in the U.S., as measured by student enrollment. In addition, our solutions have been used in the CTE market in 73% of these school districts and less than 2% of U.S. community and technical colleges.
From a technology perspective, graphics and speed of computing have increased exponentially over time, but the physical computing experience has remained largely static since the introduction of the mouse and touchscreen in the 1980s. We believe limiting the user experience to the confines of a screen creates inherent limitations such as slowing technological breakthroughs, discouraging engagement and hampering creativity, particularly when utilizing technology as a learning tool. We were founded with the goal to eliminate that barrier between students and content and reinvent the student experience. We hope to accomplish this through a range of proprietary innovations in hardware and software that comprise the foundation of our educational platform. We believe that these innovations help to eliminate a barrier between digital content and students so that students can be immersed in content: manipulate it, experience it, and interact with it as if it were real.
We sell our platform directly to U.S. school districts and community college customers through both a direct sales and support team as well as regional resellers. Internationally, we work exclusively with resellers within the countries to bring our solutions to those markets.
Our Industry and Market Opportunity
We estimate using data from national government sources specifying the number of schools within their regions that our total addressable market (TAM) is approximately $32 billion in the U.S., $63 billion in the Europe, Middle East and Africa region (“EMEA”) and $124 billion in the Asia Pacific region (“APAC”), with an overall global TAM of greater than $200 billion. These TAM estimates are based upon the premise of each school having a minimum of one complete classroom solution consisting of hardware, software content and teacher training services sufficient for a minimum of 15 students.
According to Grandview Research, the Global Education Technology market is expected to grow at a compound annual growth rate (CAGR) of 13.6% from 2023 to 2030.
Our Learning Platform
Key elements of our platform include:
The ability for users to easily understand abstract concepts.   Our products have the ability to deliver an interactive, autostereoscopic 3D experience on a laptop without the need to utilize glasses, allowing students to interact directly with complex, spatial, and abstract concepts. Our products integrate the latest AR/VR technology with science, math, and career training applications that empower students to learn in a 3D world without the fear of making mistakes.
An immersive 3D experience using familiar hardware.   Traditionally, AR/VR technology has required complicated hardware, including glasses or goggles, that is difficult to easily incorporate into a classroom setting and limits collaboration. Our platform is delivered on a laptop that is familiar to students without the need for any external eyewear. Using our patented hand-held stylus device, which functions like a pen, interactions are designed to be simple and familiar so customers can feel more comfortable bringing the latest technology into classrooms. Our platform is designed to work with natural gestures and movements to allow learners to manipulate objects in a 360 degree experience outside the confines of the screen.
Effective kinesthetic learning tools.   Our products leverage hands on, kinesthetic learning (i.e., using body movements to interact with learning environments). With built-in eye-tracking technology and our patented hand-held stylus device, learners naturally move their heads and rotate their wrist as they pick-up, dissect, and interact with virtual objects. We believe that engaging tactile learning with movement, testing, and trial and error in a non-traditional learning environment can support retention and recall of information.
Our Products
Our platform consists of three key elements — proprietary hardware, software and services. The hardware is the key enabler, and the software provides the real value to the overall solution. The services are primarily teacher training and implementation that make it easy for the school teachers to implement and utilize the zSpace platform.

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Inspire is our second-generation laptop product launched in early 2022 and built in partnership with a major PC OEM. It is our first product that delivers autostereoscopic 3D graphics, not requiring any eyewear or headset. With a specialized optical lens and eye-tracking technology, a set of images for each eye is created and directly projected through the lens to where the eyes are looking for a unique 3D experience. When not being used in 3D stereo, the screen provides 2D color accuracy, including 100% Adobe RGB color gamut and Delta E<2 color accuracy, allowing the end user to see minute details on the 15.6” 4K UHD narrow bezel display.

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Legacy Original Edition Products (Both All-in-One (AIO) Products and OE Laptop) were our initial product offerings that used a proprietary passive circular polarized display creating comfortable 3D stereo using lightweight eyewear.

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Tracked stylus creates the proper projection of the 3D information to ensure a comfortable and realistic experience as well as the precise interaction with the virtual objects in open space.

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Software — we develop and deliver both platform management software, enabling the easy distribution, licensing and management of our enabled applications, and end user applications that the students use on the zSpace device. We have a full range of applications, developed both in-house as well as by third party solution developers that are resold by zSpace, providing solutions in the K-12 STEM and CTE markets. In the K-12 market, we have applications in areas such as Science, Health and Math, and in the CTE markets cover key areas such as Automotive, Advanced Manufacturing, Health and Agri-Sciences. The software is the critical component of the product that creates the end user experience valued by our customers and provides recurring revenue within the business. Software is a critical focus area of continued development and investment for zSpace.

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Services — Implementation services and Professional Development are part of the overall solution to ensure that our customers are up and running quickly and fully trained on our products. The services are delivered in conjunction with a network of trainers that understand the teaching and learning approaches within the U.S. school district systems. Internationally, our resellers provide these services to our customers.

Realistic Interaction
zSpace features kinesthetic realism, using a proprietary open air six degree of freedom stylus, enabling familiar movements and interactions that people commonly perform. This, combined with the 3D stereo visual experience, engages the learner and supports instruction and students’ learning and curiosity. The zSpace stylus allows the user to bring objects out of the screen as if they were real objects. The tracking system reads the position of the user’s body and responds to movements throughout the interaction, creating a natural, comfortable and effortless experience. With the zSpace stylus, users can rotate their wrist naturally as they examine and manipulate objects. The buttons on the stylus perform different actions depending on the zSpace application.
The zSpace stylus leverages the experience all students have with using a pen/pencil in their learning process. It is sized to be comfortable for both adult and child users when held like a pen/pencil in either the right or left hand. By being wired, it eliminates the need to worry about charging and discourages removal from the zSpace system. The three buttons on the stylus map to the same three buttons on a mouse, again providing a familiar interface model for the user. The stylus also supports haptic feedback, allowing applications to provide a physical response to engaging in the learning process, enhancing realism and providing distinct feedback to the user.
Software Platform Ecosystem
Our broad application offering, developed by both zSpace and third parties, includes hundreds of STEM and workforce-oriented modules, including physical science, math, health, automotive, AI and programming, and advanced manufacturing. These activities comply with Next Generation Science Standards, Common Core, and other state-specific learning standards, and they are often used to supplement training and industry certification programs in technical education settings.
The zSpace third party ecosystem includes applications developed by third parties in the U.S., Europe and Asia. The zSpace platform software development kit enables existing applications to port and new applications to be developed that can take advantage of the zSpace technology to deliver a compelling and differentiated user experience. zSpace supports common application development environments such as Unity3D® and Unreal. Unity3D® is the most widely used real-time 3D development platform in the world in the AR/VR market. We believe the zSpace ecosystem will continue to bolster future growth by expanding K-12 and workforce content.
Examples of zSpace ecosystem partners include:
Meta-skill Cloud: Meta-skill Cloud provides a broad set of workforce development applications including Automotive Mechanic, Automotive Expert, Electric Automotive Mechanic, Electric Automotive Expert, Hybrid Automotive Mechanic, Advanced Manufacturing Mechanical, Advanced Manufacturing Hydraulics, Advanced Manufacturing Pneumatics, Electrical and Electronic Technology, Electrical Control, Industrial Robotics Mechanic, and Industrial Robotics Expert.
Our Competitive Strengths
We believe that we have a number of competitive strengths that will enable us to grow our business. Our competitive strengths include:
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Breadth and depth of our platform.   Our platform is focused on delivering virtual interactive learning capabilities to the education market. From our technology design to content development, our products have the ability to deliver value across the world-wide education spectrum. Our growing software ecosystem content is driving renewing revenue, developed both in house and by third party software developers, includes hundreds of STEM, game design and CTE lessons, including physical science, math, health, automotive, Unity3D® programming, and advanced manufacturing. Utilizing our platform, students can enhance their learning within Unity3D® programming, automotive repair, physics, chemistry, biology, geometry and more.

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Highly Differentiated and Proprietary Technology.   Our product offerings are designed to facilitate intuitive, responsive, and comfortable learner experiences, with hardware that includes built-in eye-tracking technology that allows for 3D images without the use of specialized glasses and a hand-held stylus device that allows users to bring objects out of the screen and manipulate them as if they were real objects. Our proprietary platform offers a unique solution to educators interested in effective kinesthetic learning tools.
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Brand recognition.   We believe that we are a trusted brand in the K-12 education market that has a track record of attracting and maintaining customers. We believe we are recognized as a market leader in AR/VR and the “eduverse” for schools. We expect to continue to leverage our leading position and increase our brand awareness to grow our customer base.

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Leadership and first-mover advantage.   We believe we are a leader in the AR/VR educational market with an experienced executive management and sales team with longstanding relationships and significant knowledge regarding the education market. Our broad patent portfolio is the result of many years of research and development and innovation, and we believe it provides a strong foundation for our business. Innovation has been at the center of our business since inception, and we will continue to prioritize investments in R&D to further our market-leading position.

Our Growth Strategies
We believe zSpace has significant growth potential ahead. We believe we have demonstrated a repeatable value proposition and the ability of our sales growth model to scale. We are confident that the magnitude of our total addressable market is so large that even with a significant market share, we expect that our penetration rates today are a fraction of the opportunity for zSpace. With a mature and tested go-to-market playbook and team in place, we are focused on scaling execution across a carefully selected set of growth vectors. These include:
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Targeted additional software via both software acquisitions and application acquisitions to further drive software growth.   We intend to pursue potential acquisition targets, both individual applications and software developers as well as specific software application acquisitions. Such acquisitions, if completed, will be intended to be accretive to earnings and materially increase our software revenue. We also expect to pursue acquisition targets that can enhance key K-12 and CTE software applications delivered by zSpace and facilitate additional scale.

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Scale within the U.S. education market.   We expect to continue to drive growth by increasing marketing efforts, expanding use cases and introducing new applications. We are particularly focused on acquiring and retaining both K-12 and CTE users while expanding our sales with our Inspire products. With our large content library and pioneering AR/VR capabilities, we pride ourselves on our ability to deliver value across the education landscape including K-12, community colleges and higher education. Going forward, we plan to continue to expand our content library and platform to address the needs of our current and future customers. We also plan to increase investments in specific sales and marketing initiatives to increase sales efficiency and drive users and growth in renewing software revenue — emphasize career training opportunities.

Our Customers
We primarily sell to education institutions, ranging from public and private K-12 schools to community colleges and universities. Our user base is global and spans core academic education and workforce development. With a customer base of over 3,500 U.S. schools, we believe zSpace is positioned to serve a growing community of learners around the globe. We have multi-year relationships with many of the largest school districts in the United States. zSpace is currently deployed in approximately 94% of the top 100 school districts in the U.S. — including the top ten largest districts — and is used in workforce applications in about 73% of these districts. We expect our global user base to continue to grow rapidly as zSpace seeks to further establish itself as the standard for innovative hands-on, experiential learning using evidence-based AR/VR technology.
In September 2021, to help accelerate user adoption and meet the needs for learning anywhere, anytime, anyplace, we announced StudioA3, which gives every learner access to evidence-based virtual experiences for in-person, remote, and hybrid learning on any device, including non-zSpace devices such as Chromebooks and Apple-based computers. zSpace StudioA3 is an application in which teachers can build lessons for almost any subject using thousands of pre-made models, and students can learn and explore.
Our Principal Suppliers
We rely on certain third parties to produce our hardware and software in connection with our platform and solutions. In particular, in August 2021, we entered into an agreement to work with a major PC OEM to build our Inspire laptop for us leveraging the OEM’s supply chain network. In addition, we have designed and built our zSpace stylus sensor module which is manufactured in the U.S. and China.
Sales and Marketing
We believe we have developed a scalable go-to-market business built upon the strength of our platform and a targeted sales approach designed for education customers. We have deployed a multi-channel sales approach to efficiently and effectively reach potential customers. In general, in the U.S., we employ a combination of a direct sales approach, and a channel partner approach to expand our reach and a contract approach for a frictionless, convenient purchase process for a buyer. In international markets, we exclusively utilize an indirect partner go-to-market approach, and we have found that these channel partners offer strong relationships in particular schools or geographies. We believe this structure allows us to effectively and efficiently market our solutions to public schools of all sizes across the world.
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Direct sales.   With regional directors distributed across the U.S., we strive to increase adoption among public schools, community colleges and universities across core education and the career and technical education markets. zSpace’s regional directors have domain expertise in education as well as AR/VR technology and are organized geographically in order to address the unique needs of various states. The regional directors also manage their channel partners that are active within their regions. We have a dedicated team of career and technical education domain experts that work with the regional directors as well as customers to articulate the value and scope of our offering in the career and technical education market. We also have a technical support team that works closely with schools to ensure that the zSpace solution can be integrated seamlessly with each school environment.

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Customer success.   Our customer success managers work directly with our school administrators, teachers, and our sales teams to onboard schools, articulate the value and scope of our offering and drive engagement, and cross-selling of our products and applications.

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Channel sales.   In addition to our direct sales efforts, we maintain a robust ecosystem of channel partnerships, which enable us to reach a wider network of schools both in the U.S. and worldwide. Our channel partners are technology and systems integrators with domain expertise in education technology and deep understanding of the unique requirements of their respective geographies. In some cases, the channel partners have specific expertise in workforce development solutions. Training and education are a cornerstone of our partnerships, and we work closely with our channel partners to ensure they are knowledgeable in addressing our user’s requirements. In some cases, our channel partners are part of Request for Proposals that public school districts utilize to conveniently purchase our products. Outside the U.S., zSpace works exclusively with over 18 channel partners under reseller agreements that allow the partners to sell and support our products and solutions.

Competition
In the U.S. K-12 market, a potential buyer is not so much evaluating an alternative AR/VR technology purchase, but instead may use the available funding for an entirely different class of purchase, such as student safety, IT products or standard computing devices. In the CTE market, we compete with physical training solutions, for example welding simulators. Also, we might be evaluated versus a non-immersive alternative such as a 2D human anatomy web -based experience versus the immersive content available on zSpace.
The competition in broader groups includes:
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K-12 schools such as Chegg, Coursera, Docebo, Duolingo, Instructure, Kahoot, Powerschool, and Udemy.

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CTE companies such as A Cloud Guru Ltd., Degreed, Inc., LinkedIn Corporation through its LinkedIn Learning services, Pluralsight, Inc. and Udacity, Inc.;

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The virtual technology market, companies like Meta Platforms, Matterport Inc and Unity Software.

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Free educational resources such as Khan Academy, Inc., The Wikipedia Foundation, Inc. and Google LLC through its YouTube services.

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AR/VR focused companies such as ClassVR, Inception XR, Interplay Learning, Umety Solutions Ltd, Transfr VR Victory XR

Outside the U.S., certain Chinese companies have produced replicas of our original edition zSpace hardware products that require specialty eyewear, which we no longer produce or sell in the U.S. We are not aware of any other companies producing or selling solutions substantially similar to our products.
We believe that these alternatives either do not address or only address a portion of the functionality and value that the zSpace platform can provide for the education market and in many cases introduce challenges in the education environment. For example, head mounted displays technology is by definition isolating for the user, “removing” the learner from the teacher and other students and limiting the ability to collaborate or engage with others during the learning process. Those devices often also carry age warnings, limiting their use to higher grade level students. They also often require limiting the time used by a student to just a few minutes as a result of potential nausea or discomfort that can occur when used for longer periods of time. The content available on head mounted displays is also often designed for an individual learner which can be difficult for a teacher to integrate into their curriculum and deliver as a classroom experience. Collaboration within the classroom is also very difficult with the head mounted displays.
Research and Development
Our Research and Development team is headquartered in San Jose with Engineering resources situated throughout the U.S..
Intellectual Property
Our ability to drive innovation in our business depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and through non-disclosure agreements with our commercial partners and vendors. Unpatented research, development, know-how and engineering skills make an important contribution to our business, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.
As of December 31, 2023, we had 72 U.S. patents issued, 10 U.S. applications that are pending, 6 foreign patents that have been issued, and 7 patents that are pending.
Human Capital Resources
Our employees are critical to our success. As of December 31, 2023, we had 70 full-time employees. We also employ part-time subject matter experts, engage consultants and contractors to supplement our permanent workforce. To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing. None of our employees are represented by a labor union or subject to a collective bargaining agreement.
Our board of directors oversees matters relating to managing our human capital resources. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. We believe we offer competitive compensation and benefits packages, the principal purposes of which are to attract, retain and motivate our employees.

Facilities
Our corporate headquarters is located in a leased facility in San Jose, California. Our lease of this facility expires in January 2026.
Government Regulation
We are subject to various laws, regulations and permitting requirements of federal, state and local authorities, including those related to the education industry, conducting business on the Internet, data privacy and data security, export controls and other laws of general applicability to employers and companies in general, including laws, regulations, and standards governing issues such as labor and employment, anti-discrimination, payments, whistleblowing and worker confidentiality obligations, personal injury, subscription services, intellectual property, consumer protection and warnings, marketing, taxation, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks.
For example, the Family Educational Rights and Privacy Act (“FERPA”) protects the privacy of student records and gives students (and their parents in the case of minors), certain rights (such as data correction and data production), with respect to their student records. FERPA restricts the circumstances in which we can disclose student records. In addition, many states have passed student privacy laws, some of which are more restrictive than FERPA, and therefore do not pre-empt FERPA. The Children’s Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect, use, and disclose personal information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is “harmful to a minor.” Delaware Code 1204C prohibits websites and applications directed at children from marketing or advertising products or services that are inappropriate for children. California’s Privacy Rights for California Minors in the Digital World Act (Eraser Bill) permits minors to remove or request and obtain removal of content or information posted on our services. The Eraser Bill also has special requirements for marketing and advertising certain products based on personal information specific to a minor or knowingly using, disclosing or compiling or allowing a third party to do so.
We are also subject to data privacy and data security laws related to the personal information we collect from users, including the General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”). Additionally, California recently enacted a new privacy law, the California Privacy Rights Act (“CPRA”), Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”), and Colorado enacted the Colorado Data Privacy Act (“CDPA”), which have similar requirements and obligations to the CCPA. There are also a number of legislative proposals recently enacted or pending before the U.S. Congress, various state legislatures and foreign governments concerning content regulation and data protection that could affect us, These and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply.
We are further subject to various trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade controls and economic sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control and the U.S. Department of Commerce, we are prohibited from engaging in certain transactions involving certain persons (individuals and entities) and certain designated countries or territories, including Cuba, Iran, Syria, North Korea, as well as the Crimea, Donestsk People’s Republic and Luhansk People’s Republic regions of Ukraine. In addition, our products are subject to export regulations that can involve significant compliance and administrative time to address. In recent years the United States government has a renewed focus on export matters. Our current and future products may be subject to these heightened regulations, which could increase our compliance costs. We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business.

The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the education technology sector that have greater resources. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results. Further, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely.
We communicate with lawmakers and regulators in the countries and regions in which we do business. We have a dedicated policy team that monitors legal and regulatory developments and works with policymakers and regulators around the world to help ensure that our perspective is heard in matters of importance to us.
See the sections titled “Risk Factors,” including the sections titled “Risk Factors — our business is subject to complex and evolving U.S. and foreign laws, regulations and industry standards, many of which are subject to change and uncertain interpretation, which uncertainty could harm our business, operating results and financial condition,” and “Risk Factors — our failure to comply with laws and regulations applicable to us as a technology provider for Higher Education and K-12 could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.”
Legal Proceedings
We are from time to time subject to claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT
Executive Officers and Directors
Effective immediately after the consummation of the Business offering, the business and affairs of zSpace will be managed by or under the direction of our board of directors. The following table lists the names, ages as of the date of this prospectus, and positions of the individuals who are expected to serve as directors and executive officers of the company upon consummation of the offering:
Name	Age	Position
Executive Officers
Paul Kellenberger	64	Chief Executive Officer and Director
Michael Harper	57	Chief Product, Engineering and Marketing Officer
Ron Rheinheimer	59	EVP, Global Sales and Solutions
Erick DeOliveira	54	Chief Financial Officer
Executive Officers
Paul Kellenberger is expected to serve as Chief Executive Officer and as a director of zSpace. Mr. Kellenberger has served as Chief Executive Officer of and as a member of its board of directors since December 2006. Prior to zSpace, Mr. Kellenberger was CEO for Chancery Software Ltd., an Enterprise SIS provider, from June 2002 to May 2006. Chancery Software was sold to Pearson PLC in May 2006. Prior to Chancery, Mr. Kellenberger was the CEO of Promeo Technologies, a technology company, from May 2000 to May 2002 and Senior Vice President at Inacom Corporation (acquired by Compaq/Hewlett Packard), a computer service company, from January 1997 to January 1999. Mr. Kellenberger also served as a Vice President and Director of Motorola Inc., a telecommunications company, from January 1994 to January 1997. Mr. Kellenberger holds a B.A. in economics from Western University and an M.B.A. from McMaster University.
Michael Harper is expected to serve as Chief Product, Engineering and Marketing Officer of zSpace. Mr. Harper has served as our Chief Product and Marketing Officer since April 2011. Since December 2005, Mr. Harper has been the Owner of Pathway for Success, LLC, a management consulting company. Earlier in his career, Mr. Harper held executive positions with Fortisphere, Inc., a provider of policy-based management software (acquired by Red Hat Inc.), from March 2007 to July 2009 and Syfact International B.V. (acquired by Nice Ltd./Actimize), a provider of investigative software, from January 2006 to December 2006. Mr. Harper holds a B.S.E.E. from Tulane University and an M.B.A from the Wharton School of Business at the University of Pennsylvania.
Ron Rheinheimer is expected to serve as EVP, Global Sales and Solutions of zSpace. Mr. Rheinheimer has served as our EVP, Global Sales and Solutions since April 2016. Prior to joining zSpace, from March 2013 to April 2016, Mr. Rheinheimer served as the Vice President of Avantas, LLC, a healthcare technology and consulting company. From June 2006 to March 2013, Mr. Rheinheimer was the Vice President of Strategy and Innovation at Pearson Education, an educational services provider. Earlier in his career, he held leadership roles at Chancery Software Ltd. (acquired by Pearson) and Inacom Corporation (acquired by Hewlett-Packard). Mr. Rheinheimer holds a B.A. from Goshen College and an M.B.A. from Villanova University.
Erick DeOliveira is currently serving as Deputy Chief Financial Officer; however, he is expected to take the role of Chief Financial Officer by formal listing date. Prior to joining zSpace, he was the Chief Financial Officer of Fernish.com from February 2023 to July 2023 until its acquisition by Vesta Homes. From October 2021 to April 2022, he served as Head of FP&A for Anaplan (acquired by Thoma Bravo). From April 2016 to January 2020, he served 100Plus, a digital health company, as an advisor and subsequently as CFO from January 2020 to October 2021 until its acquisition by Connect America. He was CFO of Ticketfly from April 2016 until the June 2017 acquisition by Eventbrite.com, through Eventbrite’s Initial Public offering in September 2018, until April 2019. Earlier in his career, he held leadership roles at Amazon.com and Microsoft, as well as military service as a Naval Officer. He holds B. Eng. (Physics) and M.Eng. (Electrical Engineering) degrees from the Royal Military College of Canada, and an MBA from the Tuck School of Business, at Dartmouth.

Non-Employee Directors
Pankaj Gupta(1) has over 23 years of experience financial advisory services and is currently Co-Founder & Co-CEO of Gulf Islamic Investments LLC, a UAE-based investment management platform with more than $3b direct investments in real estate, private equity and technology across US, UK, Europe, Middle East and India. Prior to Co-founding Gulf Islamic Investments in 2014, he was Head of Investment Business Development at Allied Investment Partners, a UAE-based investment banking company from 2007 to 2014. In these positions he was responsible for the advisory and management of multi-billion dollar investment portfolios and advisory mandates which included successful debt and equity syndication. Mr. Gupta has a BSc (Math), an MBA, a FT Non-Executive Director Diploma and is a Certified Private Equity Specialist (CPES).
Amit Jain(1) is Chief Investment Officer of Gulf Islamic Investments an investment management platform with more than $3b direct investments in real estate, private equity and technology across US, UK, Europe, Middle East and India. Mr. Jain has provided investment and managed portfolio services at a global buy and build platform owned by KKR, a Sovereign Wealth Fund in Oman and family office in UAE. Mr. Jain holds a Computer Science & Engineering degree from the Indian Institute of Technology, Kanpur and an MBA from Insead.
Muhammed Chaudhry is Managing Partner at MAC Capital Partners with a focus on Private Equity Real Estate and Financial Services. He is an experienced executive, including participation as a board member in multiple organizations, including President and CEO of the Silicon Valley Education Foundation. Mr. Chaudry hold a BS from San Jose State University and is a graduate of the Stanford Business School’s Executive Education program.
Election of Executive Officers
Our executive officers will be appointed by, and serve at the discretion of, our board of directors.
Family Relationships
There are no family relationships among any of our expected executive officers or directors.
Controlled Company Exemption
Because our Controlling Stockholders will continue to control a majority of the voting power of our common stock after the completion of this offering, we will be a “controlled company” for purposes of the listing standards of Nasdaq and the rules of the SEC. As a “controlled company”, exemptions under the listing standards of Nasdaq will exempt us from certain of Nasdaq’s corporate governance requirements, including the following requirements:
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that our board of directors be composed of a majority of “independent directors,” as defined under the rules of Nasdaq,

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that our compensation and human capital committee be composed entirely of independent directors, and

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that our nominating and corporate governance committee be composed entirely of independent directors.

Although we do not currently expect to rely on the “controlled company” exemption, we may elect to do so in the future. Accordingly, for so long as we are a “controlled company,” holders of our common stock may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements to the extent we elect to take advantage of these exemptions. In the event that we cease to be a “controlled company”, we will be required to comply with these provisions within the transition periods specified in the rules of Nasdaq.

(1)
Pankaj Gupta and Amit Jain are currently or formerly associated with dSpace Investments Ltd., Controlling Stockholder of zSpace that as such zSpace common and preferred stock will convert into ZSPC common stock in connection with the offering, and as such may have interests in the offering that are different from the interests of other stockholders generally.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee upon completion of this offering.
Board Composition
Our board of directors will consist of five members upon the consummation of the offering.           will serve as Chairperson of the board of directors. Upon consummation of the offering, the board of directors will appoint      as lead independent director. The primary responsibility of our board of directors will be to provide oversight, strategic guidance, counseling and direction to our management. The board of directors will meet on a regular basis and additionally as required.
In accordance with the terms of the Charter, each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. The Charter and Bylaws authorize only the members of the board of directors to fill vacancies on the zSpace board of directors. In addition, the number of directors constituting the board of directors may be set only by resolution adopted by a majority vote of the entire board of directors.
Director Independence
Upon the consummation of the offering, our board of directors is expected to determine that each of the directors except for      on the board of directors will qualify as independent directors under the rules of Nasdaq, and SEC rules and regulations. Under the rules of Nasdaq, unless an explicit exemption exists, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the board of directors will review and discuss information provided by the directors and by zSpace with regard to each director’s business and personal activities and relationships as they may relate to zSpace and its management, including the beneficial ownership of capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the consummation of the offering. Additionally, compensation committee members must not have a relationship with zSpace that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Committees of the Board of Directors
Effective upon the consummation of the offering, our board of directors will have three standing committees — an audit committee, a compensation committee, and a nominating and governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below. Following the consummation of the offering, copies of the charters for each committee will be available on the investor relations portion of the zSpace website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee will consist of three individuals with       serving as the chair. Our board of directors is expected to determine that each of the members of the audit committee meets the independence requirements under Nasdaq and SEC rules and is financially literate. In addition, our board of directors is expected to determine that      is an “audit committee financial expert” within the meaning of the SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules. In making this determination, the board of directors will consider       formal education and previous experience in financial roles. This designation does not, however, impose on the individual any supplemental duties, obligations or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.
The principal functions of the audit committee are expected to include, among other things:
•
selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;

•
ensuring the independence of the independent registered public accounting firm;

•
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•
establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•
considering the adequacy of our internal control and internal audit function;

•
reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

•
approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable to zSpace.
Compensation Committee
Our compensation committee will consist of three individuals with       serving as the chair. The board of directors is expected to determine that each of the members of our compensation committee meets the independence requirements under Nasdaq and SEC rules. Each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.
The principal functions of the compensation committee are expected to include, among other things:
•
reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and our other executive officers;

•
reviewing succession plans for our Chief Executive Officer;

•
reviewing and recommending to the board of directors the compensation of our directors;

•
administering our stock and equity incentive plans; and

•
establishing our overall compensation philosophy.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.
Nominating and Governance Committee
Our nominating and governance committee will consist of three individuals, with      serving as chair. The board of directors is expected to determine that each of the members of our nominating and governance committee meets the independence requirements under Nasdaq and SEC rules.
The principal functions of the nominating and governance committee are expected to include:
•
identifying and recommending candidates for membership on the board of directors;

•
recommending directors to serve on board committees;

•
reviewing and recommending to our board of directors any changes to our corporate governance principles;

•
reviewing proposed waivers of the code of conduct for directors and executive officers;

•
overseeing the process of evaluating the performance of our board of directors; and

•
advising our board of directors on corporate governance matters.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.
Compensation Committee Interlocks and Insider Participation
None of the intended members of our compensation committee is currently, or has been at any time, one of our officers or employees. Other than Paul Kellenberger, our Chief Executive Officer, none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during 2022 or 2023.
Code of Business Conduct and Ethics
Prior to the completion of the offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior officers. The full text of this code of business conduct and ethics will be posted on the investor relations page of our website. The reference to our website address in this filing does not include or incorporate by reference the information on that website into this filing. We intend to disclose future amendments to certain provisions of this code of business conduct and ethics, or waivers of these provisions, on its website or in public filings to the extent required by the applicable rules.
Limitations of Liability and Indemnification of Directors and Officers
We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

EXECUTIVE COMPENSATION
Summary Compensation Prior to the Offering
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers (“NEO”) for 2023. Other than as set forth in the table and described more fully below, during the year ended December 31, 2023, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the named executive officers.
Name and principal position	Year	Base Salary ($)	Bonus ($)(1)	Non-equity Sales Incentive Plan Compensation ($)(2)	All other compensation ($)(3)	Total ($)
Paul Kellenberger* Chief Executive Officer	2023	$400,000			$2,900	$
Mike Harper Chief Product, Engineering and Marketing Officer	2023	$325,000			$2,900	$
Ron Rheinheimer EVP, Global Sales and Solutions	2023	$250,000		$190,560	$2,900	$

(1)
Amounts represent annual cash bonuses earned by our NEOs under our executive management annual Non-Equity Incentive Plan.

(2)
Amounts represent commissions earned by Mr. Rheinheimer under our Sales Incentive Plan.

(3)
Amounts represent (i) 401(k) company matching contributions of $2,000 and (ii) $900 of monthly mobile phone compensation earned by each NEO.

*
Employee Director

Equity Compensation
zSpace previously granted, and we intend to, from time to time, grant equity awards to its named executive officers, which are generally subject to vesting based on each named executive officer’s continued service. Each of our named executive officers currently holds outstanding options to purchase shares of zSpace common stock that were granted under our 2007 Stock Plan and 2017 Stock Plan, as set forth in the table below entitled “2023 Outstanding Equity Awards at Fiscal Year-End.”
Non-Equity Incentive Plan Compensation
During 2023, our board of directors approved a bonus pool with an aggregate value of $      for 2023. As of the date of this prospectus, individual allocations for 2023 bonuses have not been determined, and not yet paid.
2023 Outstanding Equity Awards at Fiscal Year-End
The following table presents, for each of our named executive officers, information regarding outstanding stock options as of December 31, 2023. All awards were granted under the 2007 Stock Plan and 2017 Stock Plan and amounts reflect the 75 to 1 reverse stock split effective December 29, 2023.

			Option Awards
			Number of Securities Underlying Unexercised Options
Name	Grant Date(1)	Vesting Commencement Date(2)	Exercisable (#)	Unexercisable (#)	Exercise Price ($)	Expiration Date
Paul Kellenberger*	4/22/2015	02/16/2007	199	—	$330.00	04/21/2025
	4/22/2015	09/1/2014	1,393	—	$330.00	09/01/2024
	10/24/2017	10/24/2017	233	—	$720.00	10/23/2027
	10/24/2017	10/24/2017	266	—	$720.00	10/23/2027
	2/27/2018	02/27/2018	3,000	—	$720.00	02/27/2028
	4/14/2021	04/14/2021	433,760	—	$0.53	04/13/2031
Mike Harper	04/17/2015	02/01/2011	424	—	$330.00	04/16/2025
	4/22/2015	09/1/2014	264	—	$330.00	04/21/2025
	10/24/2017	10/24/2017	71	—	$720.00	10/23/2027
	02/27/2018	02/27/2018	333	—	$720.00	02/27/2028
	04/14/2021	04/14/2021	97,173	—	$0.53	04/13/2031
Ron Rheinheimer	06/23/2016	04/04/2016	578	—	$600.00	06/23/2026
	10/24/2017	02/26/2017	28	—	$720.00	10/23/2027
	02/27/2018	02/27/2018	200	—	$720.00	02/27/2028
	04/14/2021	04/14/2021	69,906	—	$0.53	04/13/2031

(1)
All of the outstanding equity awards were granted under our 2007 Stock Plan and 2017 Stock Plan.

(2)
All of the stock options granted are fully vested as of December 31, 2023.

*
Employee Director

Executive Compensation Plans
Following the Closing, we intend to develop an executive compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. Decisions on the executive compensation program will be made by the compensation and people development committee of our Board.
Executive Offer Letters
It is expected that we will enter into new employment agreements with certain senior management personnel following the Closing, including our named executive officers. We expect that each of these agreements will provide for at-will employment and include each officer’s base salary, a discretionary annual incentive bonus opportunity, and standard employee benefit plan participation.
Severance Agreements
It is expected that we will enter into individual Severance Agreements with each of our executive officers, the terms of which are to be determined prior to the effectiveness of this prospectus.
Non-Employee Director Compensation
The following table sets forth information concerning the compensation paid to certain of our non-employee directors for the year ended December 31, 2023. All compensation that we paid to our employee directors is set forth in the table in “Executive Compensation — Summary Compensation Prior to the Offering.” As set forth in the table and described more fully below, during the year ended December 31, 2023, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Option Awards ($)(1)(2)	Total ($)
Muhammed Chaudhry
Amit Jain	—	—
Pankaj Gupta	—	—

(1)
The amounts reported represent the grant date fair value of the stock awards granted to zSpace’s non-employee directors during 2023 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock awards reported in the Option Awards column are set forth in note 7 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock awards and do not correspond to the actual economic value that may be received by our non-employee directors from the stock awards.

(2)
The following table sets forth information on stock options granted to non-employee directors during fiscal 2023, the aggregate number of shares underlying outstanding stock options held by our non-employee directors as of December 31, 2023, and the aggregate number of shares underlying outstanding unvested stock options held by our non-employee directors as of December 31, 2023:

Name	Number of Shares Underlying Stock Options Granted in Fiscal 2023	Number of Shares Underlying Stock Options Outstanding at Fiscal Year End	Number of Shares Underlying Unvested Stock Options Outstanding at Fiscal Year End
Muhammed Chaudhry	—	15,440	—
Amit Jain	—	—	—
Pankaj Gupta	—	—	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Various Space Insiders and other related parties are part of the funding groups that have provided historic funding to us via loans, convertible loans, preferred equity and direct equity investments into us as further described in this Prospectus and below:
Debt Financing and Conversion
In May 2019, we entered into a loan and security agreement (as amended and/or restated from time to time) with bSpace with the purpose of repaying an existing loan owed to a different lender. The original loan included a term loan for an initial tranche of $25.0 million, and a second tranche commitment of $5.0 million, with all principal due in November 2020. Interest was set to a rate of 11% plus a 2% advisory fee, both were due to be paid quarterly. The loan was subsequently amended numerous times to, among other things, change the interest rate and payment terms, extend the maturity date, add a 1.5-times principal repayment premium, and increase the total loan amount such that the aggregate principal borrowing amount was eventually $31.5 million. On August 12, 2022, approximately $59.0 million of the amount outstanding under the loan was converted into NCNV Preferred stock. On December 30, 2023, the balance of approximately $36.9 million under the loan was converted into NCNV Preferred stock pursuant to the terms of the bSpace Debt Conversion Agreement and all obligations and commitments under the loan were terminated. In connection with the December 2023 conversion, certain of bSpace’s then-existing shares of NCNV Preferred Stock were reclassified as or exchanged for an equivalent number of a new series of NCNV Preferred Stock.
In February 2019, we entered into a Promissory Note (as amended and/or restated from time to time, the “KIA Note”) with KIA. The KIA Note was for principal of $5.0 million, accrued interest at 2.75% per year, and was due on-demand at any point in time after December 31, 2020. The KIA Note was subsequently amended numerous times to, among other things, extend the earliest maturity date of the KIA Note to February 2024. On August 12, 2022, approximately $8.1 million of the amount outstanding under the KIA Note was converted into NCNV Preferred stock. On December 30, 2023, the balance of approximately $5.2 million under the KIA Note was converted into NCNV Preferred stock pursuant to the terms of the KIA Debt Conversion Agreement and all obligations and commitments under the KIA Note were terminated. In connection with the December 2023 conversion, certain of KIA’s then-existing shares of NCNV Preferred Stock were reclassified as or exchanged for an equivalent number of a new series of NCNV Preferred Stock.
Following the conversions described above (in each case subject to the terms and conditions set forth in each of the Debt Conversion Agreements and based on an assumed offering price of $       per share, bSpace and KIA will own       , and        shares of common stock, respectively.
Each of bSpace and KIA are expected to, following the consummation of the offering, collectively with each of their respective affiliates, hold 5% or more of our common stock.
Series A Financing and Related Agreements
In December 2020, we sold an aggregate of 3,874,946 shares of its Series A Preferred Stock to dSpace for an approximate purchase price of $0.77 per share (share amount and purchase price as adjusted for December 29, 2023 stock split) and an aggregate purchase price of $3.0 million, which purchase price was paid through conversion of an outstanding secured convertible promissory note that was issued to dSpace in connection with the Series A Preferred Stock financing. In December 2020, in connection with the issuance of Series A Preferred Stock, we entered into that certain Amended and Restated Voting and Rights Agreement with certain of its stockholders, including dSpace, KIA and Paul Kellenberger, our Chief Executive Officer, each of which may be a 5% holder of common stock following the offering, pursuant to which the parties agreed to vote their shares in a certain way with respect to certain matters (including the election of directors), and also agreed to certain drag along, tag along and information rights. The Amended and Restated Voting and Rights Agreement will terminate upon the Closing.
Indemnification of Directors and Officers
We have entered into indemnification agreements with each of our directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new director or executive officer. The indemnification agreements, together with our amended and restated bylaws, will provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we will agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. See “Description of Capital Stock — Limitation on Liability and Indemnification of Directors and Officers.
Policies and Procedures for Related Person Transactions
Effective upon the consummation of the offering, our board of directors will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-offering company or any of its subsidiaries was, is or will be a participant and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•
any person who is, or at any time during the applicable period was, one of our executive officers or directors;

•
any person who is known by the post-combination company to be the beneficial owner of more than 5% of our voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

zSpace will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

PRINCIPAL STOCKHOLDERS
As of December 31, 2023, the following table sets forth information (the “Beneficial Ownership Date”) with respect to the beneficial ownership of our voting securities (i) immediately prior to this offering and (ii) as adjusted to reflect the sale of         shares of our common stock in this offering, in each case by:
•
each of our named executive officers;

•
each of our directors;

•
all of our current directors and executive officers as a group; and

•
each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
In the table below, the applicable percentage ownership relating to shares beneficially owned prior to this offering is based on shares of our voting securities outstanding as of the Beneficial Ownership Date. The applicable percentage ownership relating to shares beneficially owned after this offering is based on           shares of our voting securities outstanding (after giving effect to (i) the 1-for-75 reverse stock split that occurred on December 29, 2023, (ii) the amounts converted from debt to Preferred Stock under the recapitalization as described under “Capitalization” and (iii) automatic conversions of Preferred Stock upon consummation of the offering ) and assumes that the underwriters do not exercise their option to purchase additional shares of common stock from us. Unless otherwise indicated in the footnotes to the table below, the address of each beneficial owner listed in the table below is 65 Nicholson Lane, San Jose, California.
	Shares Beneficially Owned Prior to This offering		Shares Beneficially Owned After This offering Assuming No Exercise of the Over- Allotment Option		Shares Beneficially Owned After This offering Assuming Full Exercise of the Over- Allotment Option
Name and Address of Owner	Number	Percent	Number	Percent	Number	Percent
5% Stockholders:
bSpace Investments Ltd.
dSpace Investments Ltd.
KIA
Directors and Named Executive Officers:
Paul Kellenberger
Mike Harper
Ron Rheinheimer
Muhammed Chaudhry
Amit Jain
Pankaj Gupta
All current executive officers and directors as a group (6 persons)

DESCRIPTION OF CAPITAL STOCK
The following describes our common stock, preferred stock and certain terms of our amended and restated certificate of incorporation and amended and restated bylaws as proposed to be in effect upon consummation of the offering. This description is a summary only and is subject to the complete text of our amended and restated certificate of incorporation and bylaws, which we will file as exhibits to the registration statement of which this prospectus is a part.
General
The following summary of certain provisions of our securities does not purport to be complete and is subject to the Charter and the Bylaws to be in effect prior to the consummation of the offering and the provisions of applicable law.
Upon completion of this offering, our amended and restated certificate of incorporation will authorize capital stock consisting of        shares of common stock, par value        per share, and        shares of preferred stock, par value        per share. Immediately prior to this offering, there has been no public market for our common stock. Upon completion of this offering, there will be        shares of common stock outstanding (or        shares if the underwriters exercise their over-allotment option in full) and no shares of preferred stock outstanding. The number of shares of common stock outstanding excludes shares issuable in connection with options granted upon achievement of certain vesting conditions and        shares reserved for issuance pursuant to the 2017 Stock Plan. Although we intend to apply for listing of our common stock on Nasdaq, a market for our common stock may not develop, and if one develops, it may not be sustained.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. No such dividends are expected to be issued in the near future.
Voting Rights
Following the offering, holders of shares of our common stock will be entitled to one (1) vote for each share of our common stock held of record by such holder on all matters voted upon by our stockholders; provided, however, that, except as otherwise required in the Charter or by applicable law, the holders of our common stock will not be entitled to vote on any amendment to our Charter that relates solely to the terms of one or more outstanding series of our preferred stock ( and no preferred stock is expected to be outstanding after the offering) if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Charter or pursuant to the DGCL. Following the offering, our directors, executive officers, and beneficial owners of 5% or greater of our outstanding common stock and their respective affiliates will hold       % of the outstanding shares of our common stock.
zSpace has not provided for cumulative voting for the election of directors in the Charter that will become effective immediately prior to the completion of the offering. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors.
No Preemptive or Similar Rights
zSpace common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Lock-Up Period
Following the offering, the Lock-Up Parties have agreed not to sell, pledge, transfer or otherwise dispose of, or grant any option or purchase right with respect to, any Lock-Up Shares, or engage in any short sale, hedging transaction or other derivative security transaction involving the Lock-Up Shares, for a lock-up period commencing on the closing date of the offering until the dates described below, subject to customary exceptions.
The lock-up period for non-employee holders and non-management holders, including insiders, expires and the Lock-Up Shares of each Lock-Up Party will be released from the lock-up agreement upon the twelve (12) month anniversary of the Closing. Additionally, holders who are employees of zSpace (the “Employee Holders”) have agreed to not transfer their Lock-Up Shares until the six (6) month anniversary of the Closing and certain members of our management (the “Management Holders”) have agreed to not transfer 50% of their Lock-Up Shares until the six (6) month anniversary of the Closing and the remaining 50% of their Lock-Up Shares until the twelve (12) month anniversary of the Closing.
Preferred Stock
In connection with this offering, each currently outstanding share of preferred stock will convert into        shares of common stock,        upon conversion of the Series A Convertible Preferred Stock, and         upon conversion of the NCNV Preferred Stock based on an assumed offering price of       ,       and there will be no remaining outstanding shares of preferred stock.
Following the offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to        shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting stock, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation; provided, however, that if at least two-thirds (2/3) of the total number of authorized directors of our board of directors (whether or not there exist any vacancies in previously authorized directorships) (the “ zSpace board of directors”) has approved such increase or decrease of the number of authorized shares of preferred stock, then only the affirmative vote of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of shares of preferred stock (unless a separate vote of the holders of one or more series is required pursuant to the terms of the certificate of designation), shall be required to effect such increase or decrease. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. Other than existing preferred stock, all of which shall be converted to common stock on consummation of the offering. We do not currently plan to issue any shares of preferred stock.
If and for so long as the holders of any series of preferred stock have the special right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of we will automatically be increased by such specified number of directors, and the holders of preferred stock will be entitled to elect the additional directors so provided for or fixed pursuant to such provisions, and (ii) each such additional director will serve until such director’s successor has been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by our board of directors in the resolution or resolutions establishing such series, whenever the holders of any series of preferred stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such preferred stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, will immediately terminate and the total authorized number of directors of the our board of directors will be reduced accordingly.
Anti-Takeover Provisions
The provisions of the DGCL, the Charter, and the Bylaws expected to be in place prior to the consummation of the offering could have the effect of delaying, deferring or discouraging another person from acquiring control of zSpace. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of zSpace to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
zSpace is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or Extraordinary General Meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Charter and ByLaw Provisions
The Charter and the Bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
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Board of Directors Vacancies.    The Charter and the Bylaws authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Directors Removed Only for Cause.   The Charter provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding common stock.

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Supermajority Requirements for Amendments of the Charter and Bylaws.   The Charter further provides that the affirmative vote of holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of capital stock are required to amend or repeal any provision of the Charter, provided that if two-thirds (2/3) of our board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter. The affirmative vote of holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of common stock will be required to amend or repeal the Bylaws, although the Bylaws may be amended by a simple majority vote of our board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the Bylaws that is approved by our board of directors and submitted to the stockholders for adoption, if two-thirds (2/3) of our board of directors has approved such adoption, amendment, or repeal of any provisions of the Bylaws, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of common stock shall be required to adopt, amend, or repeal any provision of the Bylaws.

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Stockholder Action; Special Meetings of Stockholders.   The Charter provides our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our common stock would not be able to amend the Bylaws or remove directors without holding a meeting of our stockholders called in accordance with the Bylaws. The Charter and the Bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of the board of directors, our chief executive officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations.   The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of zSpace.

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No Cumulative Voting.   The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Charter and Bylaws will not provide for cumulative voting.

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Issuance of Undesignated Preferred Stock.   We anticipate that after the filing of the Charter, our board of directors will have the authority, without further action by the stockholders, to issue up to        shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, contest or otherwise.

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Choice of Forum.   In addition, the Charter provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, the Charter or the Bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any to interpret, apply, enforce, or determine the validity of the Charter or Bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The Charter will also provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. We stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Warrants
zSpace Private Placement Warrants
The Private Placement Warrants (including common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the offering and they will not be redeemable by us so long as they are held by the initial purchasers or their permitted transferees.
If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of our common stock equal to the quotient obtained by dividing (x) the product of the number of shares of our common stock underlying the warrants multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the “fair market value.” The “fair market value” for this purpose means the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the initial purchasers, or their permitted transferees is because it is not known at this time whether they will be affiliated with zSpace following the offering. If they remain affiliated with zSpace, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell its securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of our common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
Transfer Agent and Registrar
Upon the completion of the offering, the transfer agent and registrar for our common stock will be           . The address for the transfer agent and warrant agent is           .

SHARES ELIGIBLE FOR FUTURE RESALE
Prior to this offering, there was no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market (including securities convertible into or redeemable, exchangeable, or exercisable for shares of common stock) or the perception that such sales may occur or the availability of such shares for sale in the public market, after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because all of our common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable, or exercisable for shares of our common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of December 31, 2023, upon the completion of this offering we will have outstanding a total of       shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.
The lock-up agreements pertaining to this offering will expire six months from the date of this prospectus (or twelve months for initial holders of our common stock that hold        shares in the aggregate), subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in this offering in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock outstanding as of December 31, 2023, up to an additional        shares of common stock will be eligible for sale in the public market. Approximately   % of these additional shares are beneficially held by directors, executive officers and their affiliates and will be subject to certain limitations of Rule 144 under the Securities Act.
In addition, shares of common stock that are reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our to be adopted 2024 Stock Plan will automatically increase on January 1 of each year following our initial public offering by        of outstanding shares or such lesser number as is determined by our board of directors.
All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Generally, the balance of our outstanding shares of common stock will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
As a result of the lock-up agreements described below and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:
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beginning on the date of this prospectus, all        shares of our common stock sold in this offering will be immediately available for sale in the public market;

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beginning six months days after the date of this prospectus,        additional shares of common stock become eligible for sale in the public market, of which no shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

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beginning twelve months after the date of this prospectus,        additional shares of common stock become eligible for sale in the public market, of which        shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements
In connection with this offering, we, our directors, our executive officers, certain of our initial stockholders (the “Initial Stockholders”), and other holders of more than     % of our issued and outstanding shares of common stock outstanding as of December 31, 2023 have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date six months (twelve months in the case of the Initial Stockholders and Management) after the closing date of this offering, except with the prior written consent of the representative of the underwriters and certain other exceptions. The representative of the underwriters has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Underwriting”.
Following the lock-up periods set forth in the agreements described above, and assuming that the representative of the underwriters does not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Rule 144
In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:
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1% of the number of shares of our common stock then outstanding, which will equal approximately        shares immediately after completion of this offering; or

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the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.
Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares of common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Regulation S
Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S) and subject to certain other conditions. In general, this means that our shares may be sold in some manner outside the United States without requiring registration in the United States.
Rule 701
In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchase shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to current public information provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.
Equity Incentive Plans
Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under the 2017 Stock Plan and the 2024 Stock Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up period. We expect that the initial registration statements on Form S-8 will cover approximately        shares of our common stock. Shares issued under the plans after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. See “Executive Compensation — Executive Compensation Arrangements — Equity Compensation”, and “Executive Compensation Plan” for a description of the                  .

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of shares of our common stock issued pursuant to this offering but is not intended to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations, and any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.
This discussion is limited to a non-U.S. holder that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstance, including the impact of the alternative minimum tax, the special tax accounting rules in Section 451(b) of the Code or the Medicare surtax on net investment income provided by Section 1411 of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding shares of our common stock as part of a straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers, or certain electing traders in securities that use a mark-to-market method of tax accounting for their securities positions;

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“controlled foreign corporations”, “passive foreign investment companies”, as defined in Sections 957 and Section 1297 of the Code, respectively, and corporations that accumulate earnings to avoid U.S. federal income tax under Section 531 and 532 of the Code;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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tax-qualified retirement plans; and

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL

ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is an individual, corporation, estate or trust and is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Dividends
We do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. If we make distributions of cash or other property (other than certain pro rata distributions of our stock) in respect of our securities or our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our securities or our common stock, the excess will be treated as gain from the disposition of our securities or our common stock (the tax treatment of which is described below under described below under “— Gain on Disposition of Common Stock”).
Dividends paid to a non-U.S. holder of our securities or our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder of our securities or our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our securities or our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of our securities or our common stock, eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other taxable disposition of our securities or our common stock generally will not be subject to U.S. federal income tax unless:
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the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

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the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

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we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the Internal Revenue Service. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement for the exchange of information.
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our securities or our common stock made within the United States or conducted through certain U.S.- related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our securities or our common stock to

(i) a “foreign financial institution” (as specifically defined in the Code, regardless of whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code, regardless of whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our securities or our common stock, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our securities or our common stock.

UNDERWRITING
On January 4, 2023, we entered into an agreement with Roth Capital Partners to act as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter will, severally and not jointly, agree to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:
Underwriters	Number of Shares
Roth Capital Partners

Total
The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.
The representative of the underwriters has advised us that the underwriters propose to offer the common stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $       per share for the common stock. After the completion of this offering, the underwriters may change the offering price and other selling terms.
Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.
We have applied to have our common stock listed on Nasdaq under the symbol “ZSPC”.
Pricing of the offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representative,

•
our prospects and the history and prospects for the industry in which we compete,

•
an assessment of our management,

•
our prospects for future earnings,

•
the general condition of the securities markets at the time of this offering,

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies, and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Over-Allotment Option
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of       additional shares from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions.
Commissions and Expenses
The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.
Total
	Per Share	Without Over- Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $       million, which includes Company legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. We have agreed to reimburse the representative for its reasonable out-of-pocket expenses incurred in the offering, including fees and disbursements of legal counsel to the representative, in an aggregate amount not to exceed $250,000.
In addition, we have agreed to issue warrants to the representative to purchase a number of shares of common stock equal to 5% of the number of shares sold in this offering by us (“Representative’s Warrants”). The Representative’s Warrants will be exercisable upon issuance, will have an exercise price equal to 150% of the initial public offering price and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part. The Representative’s Warrants and the underlying shares of common stock are deemed compensation by FINRA and will therefore be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the Representative’s Warrants nor any of our shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the Representative’s Warrants are being issued, subject to certain exceptions.
Lock-Up Agreements
Our executive officers, director nominees and certain of our initial stockholders have agreed to a 365-day, and other holders of more than       % of our issued and outstanding shares of common stock have agreed to a 180-day, “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including common stock issuable upon the exercise of outstanding issued options and options that may be issued. This means that, for a period of 365 or 180 days, applicable, following the date of this prospectus, these persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative, subject to certain exceptions.
The representative may, in its sole discretion and at any time or from time to time, release all or any portion of the common stock or other securities subject to the lock-up agreement. Any determination to release any common stock would be based upon a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market of the common stock, general market conditions, the number of shares of common stock or other securities proposed to be sold or otherwise transferred and the timing, purposes and terms of the proposed sale or other transfer. The representative does not have any present intention, agreement or understanding, implicit or explicit, to release any of the shares of common stock or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.
In addition, the underwriting agreement provides that, subject to certain exceptions, we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.
Stabilization
Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:
•
Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•
Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.
Electronic Prospectus
This prospectus may be made available in electronic format on internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Offer Restrictions Outside the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”
European Economic Area — Belgium, Germany, Luxembourg and Netherlands
The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in

Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.
An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:
•
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France
This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.
This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.
Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.
Ireland
The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.
Israel
The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.
Italy
The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:
•
to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•
in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•
in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.
Japan
The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.
New Zealand
The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:
•
to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•
to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•
to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•
in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal
This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Sweden
This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).
This document is personal to the recipient only and not for general circulation in Switzerland.
United Arab Emirates
Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.
No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.
United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.
Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.
In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”), pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares of common stock to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Qatar
The shares of common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

LEGAL MATTERS
The legality of shares of our common stock offered by this prospectus will be passed upon for us by Fisher Broyles LLP.
EXPERTS
The consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”
As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.
Following the declaration of effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, we will be required to file current, quarterly and annual reports, proxy statements and other information without charge with the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

ZSPACE, INC.
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
zSpace, Inc.
San Jose, California
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of zSpace, Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, temporary redeemable preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, non-compliance with certain debt covenants and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ BDO USA, P.C.
We have served as the Company’s auditor since 2022.
Spokane, Washington
June 16, 2023, except for the effects of the stock split discussed in Note 1 as to which the date is February 13, 2024.

zSpace, Inc.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2022
(In thousands, except share and per share data)
December 31, 2022
ASSETS
Current assets
Cash, cash equivalents, and restricted cash	$4,061
Accounts receivable, net of allowance of $150	6,854
Inventory, net	4,273
Prepaid and other current assets	1,543
Total current assets	16,731
Property and equipment, net	48
Deferred offering costs	1,429
Total assets	$18,208
LIABILITIES, TEMPORARY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$4,177
Accrued expenses and other liabilities	8,721
Revolving line-of-credit	3,000
Convertible debt	5,000
Related party debt	36,500
Accrued interest	3,834
Deferred revenue, current portion	3,804
Total current liabilities	65,036
Deferred revenue, net of current portion	641
Total liabilities	$65,677
Commitments and contingencies (Note 5, Note 11)
Temporary redeemable preferred stock:
Series A preferred stock, $0.00001 par value; 3,874,946 authorized; 3,874,946 issued and outstanding as of December 31, 2022, liquidation value of $3,684 as of December 31, 2022	3,000
NCNV preferred stock, $0.00001 par value; 78,534 authorized; 67,034 issued and outstanding; liquidation value of $78,534 as of December 31, 2022	61,131
Stockholders’ deficit
Common stock, $0.00001 par value; 13,333,333 shares authorized; 167,666 shares issued and outstanding as of December 31, 2022	—
Additional paid-in capital	144,777
Accumulated other comprehensive income (loss)	164
Accumulated deficit	(256,541)
Total stockholders’ deficit	(111,600)
Total liabilities, temporary redeemable preferred stock and stockholders’ deficit	$18,208
See accompanying notes to consolidated financial statements.

zSpace, Inc.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2022
(In thousands, except share and per share data)
Year Ended December 31, 2022
Revenues	$35,784
Cost of goods sold	22,656
Gross profit	13,128
Operating expenses:
Research and development	4,666
Selling and marketing	11,585
General and administrative	6,780
Total operating expenses	23,031
Loss from operations	(9,903)
Other income (expense):
Interest expense	(3,696)
Other (expense) income, net	(196)
Loss on extinguishment of debt	(3,346)
Forgiveness of paycheck protection program loan	2,012
Loss, before income taxes	(15,129)
Income tax provision	(44)
Net loss	$(15,173)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	212
Comprehensive loss	$(14,961)
Net loss per share – basic and diluted	$(156.71)
Weighted average shares outstanding – basic and diluted	161,683
See accompanying notes to consolidated financial statements.

zSpace, Inc.
CONSOLIDATED STATEMENT OF TEMPORARY REDEEMABLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands, except for share amounts)
	Temporary Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2022	3,874,946	$3,000	151,982	$—	$150,416	$(48)	$(241,368)	$(91,000)
Stock based compensation	—	—	—	—	20	—	—	20
Issuance of common stock from options exercised	—	—	15,684	—	8	—	—	8
Issuance of NCNV preferred stock	67,034	51,296	—	—	—	—	—	—
Accretion of NCNV preferred stock	—	9,835	—	—	(9,835)	—	—	(9,835)
Convertible debt extinguishment	—	—	—	—	3,346	—	—	3,346
KIA restructuring gain	—	—	—	—	822	—	—	822
Net loss	—	—	—	—	—	—	(15,173)	(15,173)
Foreign currency translation adjustments	—	—	—	—	—	212	—	212
Balance, December 31, 2022	3,941,980	$64,131	167,666	$—	$144,777	$164	$(256,541)	$(111,600)
See accompanying notes to consolidated financial statements.

zSpace, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022
(In thousands)
December 31, 2022
Cash flows from operating activities:
Net loss	$(15,173)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of revolving line of credit commitment fee asset	58
Non-cash amortization of convertible debt discount	1,577
Gain on forgiveness of PPP loan	(2,012)
Stock-based compensation expense	20
Provision for excess and obsolete inventory	252
Cancellation of purchase obligations	1,068
Depreciation expense	49
Bad debt expense (recovery)	10
Loss on extinguishment of debt	3,346
Changes in operating assets and liabilities:
Accounts receivable	(2,066)
Inventory	(1,485)
Prepaids and other current assets	66
Accounts payable	2,344
Accrued expenses	36
Deferred revenue	947
Accrued interest	2,061
Net cash used in operating activities	(8,902)
Cash flows from investing activities:
Capital expenditures	(11)
Net cash used in investing activities	(11)
Cash flows from financing activities:
Proceeds from convertible notes	5,000
Proceeds from revolving line of credit	3,000
Fees paid for deferred offering costs	(1,045)
Fees paid to creditors	(21)
Proceeds from exercise of common stock options	8
Net cash provided by financing activities	6,942
Effects of exchange rate changes on cash, cash equivalents, and restricted cash	212
Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,759)
Cash, cash equivalents, and restricted cash at beginning of year	5,820
Cash, cash equivalents, and restricted cash at end of year	$4,061
Supplemental disclosure of cash flow information:
Cash paid for interest	$—
Income taxes paid	$—
Supplemental disclosure of non-cash investing and financing activities:
Leased assets obtained in exchange for new operating lease liabilities	$225
KIA restructuring gain	$822
Accretion of NCNV preferred stock	$9,835
Issuance of NCNV in exchange for Related Party Debt and accrued interest	$51,296
Unpaid deferred offering costs	$384
See accompanying notes to consolidated financial statements.

ZSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022
1.
DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business
zSpace, Inc. (“zSpace” or the “Company”) was incorporated in the state of Delaware in 2006 and is headquartered in San Jose, California with wholly owned subsidiaries in China and Japan. The Company is the developer of full-service augmented reality/virtual reality (“AR/VR”) solutions built for K-12 education and career technical education. zSpace’s primary product is a mixed reality hardware device that provides an immersive, collaborative, and interactive learning experience. zSpace generates revenues via hardware sales in addition to recurring software revenue for access to zSpace interactive learning applications. The Company’s customer base includes federal, state, and local governments who are making large investments in education technology.
Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include the assets, liabilities, results of operations and cash flows of the Company.
All intercompany accounts and transactions have been eliminated in consolidation.
Liquidity Risk and Going Concern
For the year ended December 31, 2022, the Company incurred net loss of $15.2 million, and incurred negative cash flows from operations of $8.9 million. The Company had combined cash, cash equivalents, and restricted cash balance of $4.1 million as of December 31, 2022. The Company has incurred operating losses and negative cash flows from operations since inception. The Company’s prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the technology industry. These risks include, but are not limited to, the uncertainty of successfully developing its products, availability of additional financing, gaining customer acceptance, and uncertainty of achieving future profitability. The Company’s success depends on obtaining additional financing, increasing sales, expanding its partnerships with resellers, controlling costs, and continued research and development activities to improve product offerings to end-users. The Company has historically funded its operations through the issuance of common and temporary redeemable preferred stock to private investors (Note 7) and debt financing (Note 5). The Company evaluated its financial condition as of the date of issuance, including its non- compliance with certain debt covenants (Note 5) and determined it is probable that, without consideration of a remediation plan to refinance existing debt facilities and raise new sources of capital, the Company would be unable to meet repayment obligations and the ongoing working capital shortfall in the next twelve months, and there is uncertainty about the Company’s ability to continue as a going concern. The conditions identified above raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the issuance date of the consolidated financial statements.
On May 16, 2022, the Company entered into a merger agreement with EdtechX Holdings Acquisition Corp II. (“EdtechX”), a Special Purpose Acquisition Company. The merger between the Company and EdtechX pursuant to this agreement would result in zSpace becoming a publicly listed company, as the surviving business post-merger. If consummated, the merger will result in all holders of zSpace’s issued and outstanding preferred stock and common stock (inclusive of stock options), receiving shares of EdtechX Class A common stock, in exchange for their zSpace debt and equity holdings.
There is no assurance that the merger between the Company and EdtechX will occur, as consummation of the transaction is subject to (A) the affirmative vote of at least a majority of the votes cast by EdtechX’s pre-merger public stockholders at an EdtechX special meeting for which a quorum is present and (B) a minimum amount of aggregate required funds becoming available to the combined company based upon the summation of (i) the cash proceeds from EdtechX’s contemporaneous private investment in a public entity

(“PIPE”) pursuant to which EdtechX Class A common stock will be sold and (ii) cash and marketable securities held in trust, after permitted redemptions of Class A common shares held by EdtechX’s public shareholders. Neither approval of the merger transaction by EdtechX’s public stockholders nor the amount of cash and marketable securities that would remain in EdtechX’s trust account after permitted redemptions of Class A common shares by EdtechX’s public stockholders is within the control of the Company or EdtechX.
The merger can be validly terminated by EdtechX, without liability to the parties, due to the Company changing its recommendation in support of the merger agreement prior to obtaining Company approval of the merger agreement by a majority of the voting power of the outstanding shares of the Company’s common stock and the majority of the then outstanding Company preferred stock.
The consolidated financial statements have been prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business and does not include any adjustments to reflect the outcome of this uncertainty.
Foreign Operations
Operations outside the United States include subsidiaries in China and Japan. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes to existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.
Effects of the COVID-19 pandemic on the Company
In March 2020, the World Health Organization characterized the outbreak of the coronavirus disease (“COVID-19”) as a global pandemic and recommended containment and mitigation measures. In the same month, the United States declared a national emergency concerning the outbreak, and several states and municipalities declared public health emergencies. Along with these declarations, extraordinary and wide-ranging actions were taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions across the U.S. and the world where the Company has operations. Such actions included quarantines, “stay-at-home” orders, closure of all business not deemed “essential,” practice of social distancing when engaging in essential activities, and similar mandates which substantially restrict daily activities and curtail or cease normal operations. Government responses to COVID-19, including the closure of public schools, has impacted the Company’s business, customers, and vendors through the effects of reductions in operating hours, closures, labor shortages, supply chain disruptions, and changes in operating procedures. The Company incurred write downs in inventory due to obsolescence caused by supply chain disruptions (Note 4) and a temporary reduction in revenue from schools during closures.
Reverse Stock Split
On December 29, 2023, the Company’s board of directors approved a 1-for-75 reverse split of shares of our common stock and Series A convertible preferred stock. The par values of the common and Series A convertible preferred stock were not adjusted as a result of the reverse stock split, nor were the outstanding shares of NCNV preferred stock. All authorized, issued and outstanding common stock and Series A convertible preferred stock and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effective on December 29, 2023.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ materially from those estimates. Significant items subject to such estimates and assumptions include revenue recognition, including standalone selling price (“SSP”) and the allocation of the transaction price, valuation of accounts receivable, valuation of inventory, valuation of debt and embedded features, valuation of the Company’s common stock and temporary redeemable preferred stock, valuation allowance of deferred tax assets and liabilities, and stock-based compensation. To the extent the Company’s actual results differ materially from those estimates and assumptions, the Company’s future consolidated financial statements could be affected.
Segment Information
The Company manages its operations and allocates resources as a single reportable segment. The Company’s chief operating decision maker is its chief executive officer who reviews financial information presented on a consolidated basis for the purposes of making operating decisions, assessing financial performance, and allocating resources.
Concentration of Credit Risk
The financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash, cash equivalents, and restricted cash with high-quality financial institutions with investment grade ratings. The Company may also have deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers up to the amounts recorded on the consolidated balance sheets. The Company’s accounts receivable is derived from customers located both inside and outside the United States and most of the Company’s customers are educational institutions. The Company mitigates its credit risks by performing ongoing credit evaluations of the financial conditions of its customers and requires advance payment from customers in certain circumstances. The Company generally does not require collateral from its customers. For information regarding the Company’s significant customers, see Note 12.
Comprehensive Loss and Foreign Currency Translation
The reporting currency of the Company is the United States dollar. The functional currency of the Company’s Chinese subsidiary is the Chinese renminbi while the functional currency of the Company’s Japanese subsidiary is the Japanese yen. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured in the functional currency at period-end exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in other income, net, in the consolidated statements of operations, and have not been material for any of the periods presented. For those subsidiaries with non-U.S. dollar functional currencies, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Revenue and expenses are translated at the average exchange rates during the period. Equity transactions are translated using historical exchange rates. The resulting translation adjustments are recorded in accumulated other comprehensive loss as a component of stockholders’ deficit.
Cash, Cash Equivalents, and Restricted Cash
The Company considers cash on hand, deposits in banks, and investments with original maturities of three months or less, such as the Company’s money market funds, to be cash and cash equivalents.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported on the consolidated balance sheet as of December 31, 2022, to the amounts reported on the consolidated statement of cash flows (in thousands):
December 31, 2022
Cash and cash equivalents	$3,836
Restricted cash	225
Total cash, cash equivalents and restricted cash	$4,061
The restricted cash is legally restricted to secure credit card charges from customers.

Accounts Receivable, Net of Allowance for Doubtful Accounts
Accounts receivable are customer obligations due under normal trade terms. Management performs continuing credit evaluations on each customer’s financial condition and reviews accounts receivable on a periodic basis to determine if any accounts receivable will potentially be uncollectible. The Company reserves for any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts.
After all attempts to collect accounts, receivable balances have failed, the balance is written off against the allowance for doubtful accounts. As of December 31, 2022, the Company reported an allowance for doubtful accounts balance of $0.2 million.
Inventory
The Company’s inventory, which includes raw materials and finished goods is valued using the weighted average cost method for hardware inventory while software inventory is recorded at actual cost. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold.
Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense for property and equipment is computed using the straight-line method applied over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the applicable lease term, including anticipated renewals.
Upon retirement or sale of an asset, the cost and related accumulated depreciation is removed from the consolidated balance sheets and the resulting gain or loss is reflected in general and administrative expenses in the consolidated statements of operations and comprehensive loss. Maintenance and repairs are charged to operations as incurred.
Asset depreciation and amortization are computed using the following estimated useful lives:
Asset Type	Years
Lab equipment	5
Furniture and fixtures	7
Computer equipment	5
Impairment of Long-Lived Assets
The Company’s long-lived assets with finite lives consist primarily of property and equipment. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. There is no impairment to long-lived assets as of and for the year ending December 31, 2022. The Company periodically reviews the remaining estimated useful lives of its long-lived assets. If the estimated useful life assumption for any asset is changed, the remaining unamortized balance would be depreciated or amortized over the revised estimated useful life, on a prospective basis.
Classification of Redeemable Preferred Stock as Temporary Equity
The Company applies the guidance in Accounting Standards Committee (“ASC”) 480, Distinguishing Liabilities from Equity “ASC 480”), to determine the classification of financial instruments issued. The Company first determines if the instruments should be classified as liabilities under this guidance based on the redemption features, if mandatorily redeemable or not, and the method of redemption, if in cash, a variable number of shares or a fixed number of shares.

If the terms provide that an instrument is mandatorily redeemable in cash, or the holder can compel a settlement in cash, or will be settled in a variable number of shares predominantly based on a fixed monetary amount, the instrument is generally classified as a liability. Instruments that are settled by issuing a fixed number of shares are generally classified as equity instruments. None of the Company’s redeemable preferred stock was accounted for as a liability as none of the above-mentioned conditions were present.
The Company’s certificate of incorporation does not provide redemption rights to the holders of the Series A preferred stock. If a liquidation event occurs, all the funds and assets of the Company available for distribution among all the stockholders shall be distributed based on a defined mechanism. Although the Series A preferred stock is not redeemable, in the event of certain “deemed liquidation events” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets, or public offerings), the holders of the preferred stock would be entitled to preference amounts paid before distribution to other stockholders and hence effectively redeeming the preference amount outside of the Company’s control. In accordance with Accounting Series Release No. 268 (“ASR 268”) and ASC 480, the Company’s Series A redeemable preferred shares are classified outside of stockholders’ deficit in temporary equity as a result of these in-substance contingent redemption rights.
The Company’s certification of incorporation, as amended in August 2022, allows the holders of the newly issued non-convertible non-voting preferred shares (“NCNV preferred shares”) to redeem the shares, as the election of the majority of the holders, on or after March 15, 2023. The amended articles did not change any of the rights and privileges of the Company’s previously issued Series A preferred stock, other than providing liquidation and dividend preferences to the NCNV holders over all other stockholders. As the redemption of the NCNV preferred stock is outside of the control of the Company, in accordance with ASR 268 and ASC 480, the Company’s NCNV preferred shares are classified outside of stockholders’ deficit.
As of December 31, 2022, the Company did not adjust the carrying values of the Series A preferred stock to the deemed liquidation values of such shares because a liquidation event was not probable of occurring. However, as discussed in Note 6, the NCNV preferred shares are redeemable at the option of the majority holder with the passage of time. Therefore, the Company is accreting the carrying value of the NCNV preferred shares to its redemption value using the effective interest method.
Deferred Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Company’s planned merger transaction. These costs will be charged to stockholders’ equity (deficit) upon the completion of the merger. As of December 31, 2022, the Company incurred $1.4 million in offering costs related to the transaction.
Revenue
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance provides a single model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue using a five-step model resulting in revenue being recognized as performance obligations within a contract have been satisfied. The steps within that model include: (a) identifying the existence of a contract with a customer; (ii) identifying the performance obligations within the contract; (iii) determining the contract’s transaction price; (iv) allocating the transaction price to the contract’s performance obligations; and (v) recognizing revenue as the contract’s performance obligations are satisfied. Judgment is required to apply the principles-based, five-step model for revenue recognition. Management is required to make certain estimates and assumptions about the Company’s contracts with its customers, including, among others, the nature and extent of its performance obligations, its transaction price amounts and any allocations thereof, the events which constitute satisfaction of its performance obligations, and when control of any promised goods or services is transferred to its customers. The standard also requires certain incremental costs incurred to obtain or fulfill a contract to be deferred and amortized on a systematic basis consistent with the transfer of goods or services to the customer.

The Company assesses the goods and/or services promised in each customer contract and separately identifies a performance obligation for each promise to transfer to the customer a distinct good or service. The Company then allocates the transaction price to each performance obligation in the contract using relative SSP. The Company determines standalone selling prices based on the price at which a good or service is sold separately. If the standalone selling price is not observable through historic data, the Company estimates the standalone selling price by considering the cost-plus margin approach, along with all reasonably available information, including peer-company selling information while taking into consideration market conditions and other factors, such as customer size, volume purchased, market and industry conditions, product specific factors and historical sales of the deliverables.
The Company sells proprietary augmented reality and virtual reality hardware, software, and related installation and training services to education customers. The Company has contractual agreements with customers that set forth the general terms and conditions of the relationship, including pricing of goods and services, payment terms and contract duration. Revenue is recognized when the obligation under the terms of the Company’s contract with its customer is satisfied and is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.
The Company offers standard warranty coverage on substantially all products which provides the customer with assurance that the product will function as intended during the first year. This standard warranty coverage is accounted for as an assurance warranty and is not considered to be a separate performance obligation. Returns and repairs under the Company’s general assurance warranty of products have not been material.
Discounts in certain contracts with customers represent variable consideration but are known at the time of invoicing.
Payment is generally due within 30 days of invoice issuance. The Company uses the practical expedient and does not recognize a significant financing component for payment considerations of less than one year.
Hardware:   Hardware sales represent separate performance obligations, all of which are satisfied at a point in time when the hardware is delivered to the customer, which is typically FOB shipping point.
Software:   Software sales consist of licenses of functional intellectual property that are satisfied at a point in time when key codes are provided to allow customers to access the software, which is the contract start date.
In transactions where the Company provides user-based based software licenses to a customer, zSpace recognizes software revenue ratably on a straight-line basis. These fees charged to its customers are recognized on a gross basis as zSpace has determined that it is the principal in the transaction. As a principal to the transaction, the Company obtains control of the third-party software licenses before control is transferred to the customer. The fees paid to third parties for software licenses are recognized as transaction expenses and recorded in cost of goods sold in the consolidated statements of operations.
Services:   The Company offers installation and/or training services for its products, both of which are separate performance obligations and typically are satisfied within a short period of time, often less than one month. Additionally, the Company offers one- and two-year extended warranty contracts customers can purchase at their option, which are also separate performance obligations. All warranty-related performance obligations are generally fulfilled evenly throughout the contract term. Services also includes post-contract support (“PCS”) which is akin to a stand-ready performance obligation that is provided throughout the contract term. For all services related performance obligations, the Company believes that the passage of time corresponds directly to the satisfaction of the performance obligations; therefore, an output method of measuring progress based on time elapsed during the contract period is used to recognize revenue ratably on a straight-line basis.
Contract Liabilities:   The Company typically bills in advance of providing goods and services, including for installation and training services, PCS, and extended warranties, resulting in contract liabilities (i.e., deferred revenue). Contract liabilities are classified as current or noncurrent based on the nature of the underlying contractual rights and obligations.

Contract Costs:   The Company incurs incremental contract commission costs to obtain contracts with customers which are expected to be recoverable through the term of those contracts. The Company allocates contract costs among the underlying performance obligations to which they relate and amortizes those costs on a systematic basis consistent with the pattern of the transfer of the goods and services. Contract cost assets are typically completely amortized soon after initial recognition as the majority of the Company’s revenue on the underlying performance obligations is recognized upon delivery of the goods or services.
Cost of Goods Sold
The Company includes within cost of goods sold those costs related to the manufacture and distribution of its AR/VR products, as well as the cost to purchase third party software. Specifically, the Company includes in cost of goods sold each of the following: material costs, labor and employee benefit costs related to the manufacture of our products, and freight and shipping costs. Costs are expensed as incurred, or as control of products is transferred, except for costs incurred to fulfill a contract, which are capitalized and amortized on a straight-line basis over the expected period of performance. The Company does not incur significant incremental costs to acquire contracts.
Research and Development
Research and development expenses primarily consist of salaries, bonus payments, benefits, travel and other related costs, including equity-based compensation expense, facility-related expenses for personnel engaged in research and development functions, and professional service fees primarily related to consulting and outsourcing services. All the Company’s research and development costs are expensed as incurred.
Selling and Marketing
The Company tracks all expenses on a departmental basis and allocates between categories of expenses as they are related. The Company includes within sales and marketing expenses labor and other costs directly related to the promotion of our products, including expenses, such as compensation for the Company’s marketing team and travel expense incurred in connection with promotion efforts. The Company does not incur any material advertising costs. Sales and marketing costs are expensed as incurred.
General and Administrative
The Company tracks all expenses on a departmental basis and allocates between categories of expenses as they are related. Our general and administrative expenses consist primarily of compensation and related costs for our finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include our third-party consulting and advisory services, legal, audit, accounting services and facilities costs.
Income Taxes
The Company applies the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.
The Company records a valuation allowance, when necessary, to reduce deferred tax assets to the amount expected to be realized. Estimates of the realizability of deferred tax assets, as well as the Company’s assessment of whether an established valuation allowance should be reversed, are based on projected future taxable income, the expected timing of the reversal of deferred tax liabilities, and tax planning strategies. When evaluating whether projected future taxable income will support the realization of the Company’s deferred tax assets, the Company considers both its historical financial performance and general economic conditions. In addition, the Company considers the time frame over which it would take to utilize the deferred tax assets prior to their expiration.

The Company utilizes a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination by the Internal Revenue Service (“IRS”) or other taxing authorities, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and may not accurately forecast actual outcomes. Management determined there were no uncertain tax positions at December 31, 2022 that would more likely than not be subject to tax by the taxing authorities. No examinations are currently pending.
Stock-Based Compensation
The Company has two stock incentive plans which grant incentive and nonqualified stock options to employees, directors, and consultants. All stock-based payments to employees, including grants of employee stock options, are recognized in the consolidated financial statements based on their respective grant-date fair values. The Company estimates the fair value of stock-based payment award on the date of grant using the Black-Scholes-Merton option pricing model in accordance with ASC 718, Compensation — Stock Compensation. The model requires management to make several assumptions, including expected volatility, expected life, risk-free interest rate, and expected dividends. The Company accounts for forfeitures when they occur. The value of the portion of the award that is ultimately expected to vest is recognized in the Company’s consolidated statements of operations ratably over the requisite service periods, which is generally 4 years. No option is exercisable for more than 10 years. Share-based awards issued to non-employees are measured at the grant date and not subject to remeasurement.
Convertible and Non-Convertible Debt
The Company issued numerous convertible and non-convertible debt instruments. The Company evaluates embedded conversion and other features within its debt to determine whether any embedded features should be bifurcated from the host instrument and accounted for as a derivative at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss.
The Company’s debt is carried on the consolidated balance sheets on a historical cost basis net of unamortized discounts and premiums because the Company has not elected the fair value option of accounting. Costs associated with acquiring debt are capitalized as a debt discount. The debt discount is presented in the consolidated balance sheets as a direct deduction from the carrying amount of the debt liability. The costs are amortized over the estimated contractual life of the related debt instrument using the effective interest method and are included in interest expense in the consolidated statements of operations.
Fair Value of Financial Instruments
The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and establishes the disclosure requirements regarding fair value measurements. Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:
Level 1 Inputs
Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 Inputs
Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 Inputs
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities at the measurement date. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. The Company develops these inputs based on the best information available.
The carrying amounts of cash, cash equivalents, and restricted cash, accounts receivable, accrued liabilities, and accounts payable approximate fair value due to their relatively short-term maturities and are classified as short-term assets and liabilities in the accompanying balance sheets. The following table represents the fair value hierarchy for the financial assets and liabilities held by the Company measured at fair value on a recurring basis (in thousands):
	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Money market funds	$231	$—	$—	$231
Total financial assets	$231	$—	$—	$231
During the year ended December 31, 2022, the Company had embedded derivatives related to its outstanding debt instruments, as more fully described below in Note 5. The embedded derivatives were determined to have an immaterial value as of each reporting period end. The Company will continue to assess the fair value of the embedded derivatives at each period end.
The Company measures its debt at fair value on a nonrecurring basis. The fair value of the Company’s debt approximates book value as of December 31, 2022, based on observable market prices for similar liabilities and categorized as Level 2. See Note 5 for further details regarding the Company’s debt.
Net Loss Per Share Attributable to Common Stockholders
Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, temporary redeemable preferred stock, and stock options are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.
Recently Adopted Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard, ASC Topic 842, related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most significant among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP, while lessor accounting remains substantially unchanged from ASC 840. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted ASC Topic 842 effective January 1, 2022, using the cumulative transition approach as of the period of adoption. Upon adoption of ASC Topic 842, the Company recognized $0.2 million of ROU assets and $0.2 million of lease liabilities associated with operating leases.
The Company adopted ASC Topic 842 effective January 1, 2022, using the cumulative transition approach as of the period of adoption. The Company elected the package of practical expedients available for transition that allow the Company to not reassess whether expired or existing contracts contain leases under the new definition of a lease, lease classification for expired or existing leases, and whether previously capitalized initial direct costs would qualify for capitalization under ASC 842. In addition, the Company elected to account for lease and non-lease components as a single component for all asset classes and exclude short-term leases from assessment under the adoption of ASC 842. For contracts entered into on or after the effective date, the Company determines if an arrangement is, or contains, a lease at lease inception. The Company’s assessment is based on: (1) whether the contract involves the use of a distinct identified asset; (2) whether the Company obtains the right to substantially all of the economic benefit from the use of the asset throughout the period; and (3) whether the Company has the right to direct the use of the asset. Leases entered into prior to January 1, 2022, which were accounted for under ASC 840, Leases, were also reassessed under ASC 842.
At lease commencement, leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (1) the lease transfers ownership of the underlying asset by the end of the lease term; (2) the lease contains an option to purchase the underlying asset that is reasonably certain to be exercised; (3) the lease term is for a major part of the remaining economic life of the underlying asset; (4) the present value of the sum of the lease payments and any guaranteed residual value that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company does not have any leases classified as a finance lease.
A lease is classified as an operating lease if it does not meet any one of these criteria. For all operating leases at the lease commencement date, an operating lease ROU asset and a lease liability are recognized. The operating lease ROU asset represents the right to use the leased asset for the lease term. The Company evaluates ROU assets for impairment consistent under the impairment of long-lived assets policy. At the commencement date, operating lease ROU assets and operating lease liabilities are determined based on the present value of lease payments to be made over the lease term. Operating lease ROU assets also include any rent paid prior to the commencement date, less any lease incentives received, and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for convertible debt instruments and preferred stock by removing the existing guidance that requires separation of beneficial conversion features and cash conversion features. The new standard also simplifies application of the derivatives scope exception pertaining to equity classification of contracts in an entity’s own equity. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (“EPS”) for convertible instruments by using the in-converted method. The ASU also introduces additional disclosures for convertible debt, convertible preferred stock and contracts in an entity’s own equity. The Company adopted this standard on January 1, 2022 using the modified retrospective approach, and its adoption did not have a material impact on the consolidated financial statements.
In April 2021, the FASB issued ASU 2021-04, Earnings Per Share (“Topic 260), Debt — Modifications and Extinguishment (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity — Classified Written Call Options, to clarify the accounting by issuers for modifications or exchanges of freestanding equity-classified options that remain equity classified after modification or exchange. The guidance is effective for private companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The standard was effective for and adopted by the Company on January 1, 2022, and its adoption did not have a material impact on the consolidated financial statements.
In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (“Topic 832”): Disclosure by Business Entities about Government Assistance (“ASU 2021-10”), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The guidance is effective for private companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The standard was effective for and adopted by the Company on January 1, 2022, and its adoption did not have a material impact on the consolidated financial statements.

Accounting Pronouncements Issued, But Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, ASC 326, Financial Instruments — Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held by requiring the use of a forward-looking expected credit loss model for accounts receivable, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities will be required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. For smaller reporting companies, the guidance effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The standard is effective for the Company on January 1, 2023. The Company expects adoption to have no material impact on its consolidated financial statements.
3.
REVENUE

Disaggregation of Revenue
The Company earns revenue through the sale of products and services. Product and service revenue are the disaggregation of revenue primarily used by management, as this disaggregation allows for the evaluation of market trends and certain product lines and services vary in renewing versus non-renewing nature.
The following table disaggregates revenue by recognition method for the year ended December 31, 2022 (in thousands):
December 31, 2022
Point in time	$33,968
Overtime	1,816
Total	$35,784
The following table disaggregates revenue by type of products and services for the year ended December 31, 2022 (in thousands):
Year Ended December 31, 2022
Hardware	$23,038
Software	10,697
Services	2,049
Total	$35,784
The following table disaggregates revenue by geographic area for the year ended December 31, 2022 (in thousands):
Year Ended December 31, 2022
United States	$27,336
International	8,448
Total	$35,784
Total revenue in China was $6.4 million for the year ended December 31, 2022 and is included under International in the table above.
The amount of deferred revenue reported at December 31, 2022 reflects the revenue expected to be recognized in future periods related to remaining performance obligations as the Company collects payment in advance of satisfaction of performance obligations. Because the vast majority of the Company’s performance obligations are satisfied at a point in time soon after the contract is formed or within one year after the contract is formed, revenue recognized in the following year related to remaining performance obligations is expected to equal deferred revenue, current portion at the beginning of the year.
As of December 31, 2022, the Company had $4.4 million in deferred revenue. Approximately $3.8 million of the balance is expected to be earned within the next 12 months, with $0.6 million to be earned within the next 13 to 24 months. As of December 31, 2021, approximately $2.8 million of the balance was earned during the year ended December 31, 2022, with $0.7 million to be earned within the next 13 to 24 months.
As of December 31, 2022, the Company had no contract assets. The Company’s net accounts receivable balance as of December 31, 2021 was $4.8 million.
4.
BALANCE SHEET COMPONENTS

Inventory, net
As of December 31, 2022, inventory, net consisted of the following (in thousands):
2022
Finished goods	$2,923
Raw materials	1,350
Total inventory	$4,273
The Company writes down inventory for obsolete inventory items and when the net realizable value of inventory items is less than their carrying value. During the year ended December 31, 2022, the Company recorded a write-down of $1.3 million, in excess and obsolete inventory to adjust for carrying value exceeding net realizable value.
Prepaid and other current assets
Prepaid expenses and other assets consisted of the following at December 31, 2022 (in thousands):
2022
Advances to suppliers	$715
Deferred software costs	76
Other prepaid expense	752
Total	$1,543
Accrued expenses and other liabilities
Accrued expenses and other liabilities consisted of the following at December 31, 2022 (in thousands):
2022
Accrued purchases	$4,472
Accrued compensation	2,509
Other current liabilities	1,740
Total	$8,721

5.
DEBT AND RELATED PARTY DEBT

As of December 31, 2022, debt and related party debt is comprised of the following (in thousands):
December 31, 2022
Short-term debt:
Revolving line of credit	$3,000
Convertible debt	5,000
Total short-term debt	$8,000
Short-term related party debt:
bSpace Investments Limited Loan	31,500
Kuwait Investment Authority Debt	5,000
Total short-term related party debt	$36,500
Less: Issuance discounts, net of accumulated amortization	—
Total short-term related party debt	$36,500
The following is a summary of the Company’s convertible debt instruments as of December 31, 2022 (in thousands):
	Principal Amount	Unamortized Debt Discount and Issuance Costs	Net Carrying Amount
Convertible debt:
bSpace Investments Limited Loan	$31,500	$—	$31,500
Kuwait Investment Authority Debt	5,000	—	5,000
Other convertible debt	5,000	—	5,000
Total convertible debt	$41,500	$—	$41,500
There are no remaining unamortized discounts or issuance costs for the year ended December 31, 2022. Debt discount and issuance costs incurred on convertible debt instruments were either eliminated through restructuring or extinguishment accounting or were considered immaterial and expensed when incurred.
The following provides a summary of the Company’s interest expense on its convertible debt instruments (in thousands):
December 31, 2022
Contractual interest	$4,268
Amortization of debt discount and issuance costs	1,577
Total	$5,845
Interest recorded in expense	$1,885
Amortization of debt discount and issuance costs recorded in expense	1,577
Total	$3,462
Interest expense included in the consolidated statement of operations also includes $0.2 million of interest expense related to non-convertible debt in year ended December 31, 2022.
As a result of the May 2022 troubled debt restructurings, which are described in further detail below, the maximum future cash flows of certain of the Company’s convertible debt instruments was less than the carrying amount of the debt at the time of restructuring. As a result of accounting for the troubled debt restructuring, contractual interest expense was greater than the corresponding amount recorded in the consolidated statements of operations for convertible debt instruments. During the year-ended December 31, 2022, $2.4 million less interest expense was recorded in the consolidated statements of operations than contractual interest requirements.
There was no long-term debt outstanding as of December 31, 2022. As of December 31, 2022, related party debt was reclassified from long-term debt to short-term debt because the Company was out of compliance with certain covenants, as discussed in more detail later in this note.
bSpace Investments Limited Loan
In May 2019, the Company entered into a loan and security agreement (“LSA”) with a related party, bSpace Investments Limited (“bSpace”). bSpace is a related party with the Company’s controlling financial interest holder, Gulf Islamic Investments, LLC (“GII”). The Company entered the loan to repay an existing loan owed to a different lender and for general working capital purposes. The LSA included an initial term loan of $25.0 million (the “Tranche 1 loan”), and a second tranche commitment of $5.0 million. The loan had a stated interest rate of 11.0% and an additional 2.0% per year advisory fee. Interest and fees were due quarterly, and the principal balance was due at maturity, originally November 2020. The Company granted bSpace a first-priority perfected security interest in all of the Company’s collateral, including, but not limited to, all Intellectual Property. The loan was voluntarily prepayable at any time, with an interest make-whole due if the loan was prepaid within one year of issuance. Upon an event of default, the loan was immediately due and payable.
On February 26, 2020, the Company and bSpace amended the terms and conditions of the LSA, applicable to all draws, including the Tranche 3 loan discussed below. In connection with the amendment all loans became due on November 6, 2020. The amendment also added a Change of Control provision. Upon the occurrence of a Change of Control, the loan will become immediately due and payable, including any make-whole amount, along with a premium of $0.1 million plus 1.9095% of the proceeds to the Company from the Change of Control.
Additionally, on February 26, 2020, the Company drew an additional $1.0 million and amended the terms of $2.0 million of the Tranche 2 draws, collectively referred to as the Tranche 3 loan. The Tranche 3 loan had a stated interest rate of 5.5% and an additional 2.0% per year advisory fee. Interest and fees were due quarterly, and the principal balance was due at maturity, originally November 2020. The Company accounted for the February 26, 2020 modification as a troubled debt restructuring. The Company did not recognize any gain on the restructuring of the loan as the undiscounted future cash flows of the loan exceeded the carrying amount.
In April 2020, the Company and bSpace amended the loan to allow for the incurrence of the Paycheck Protection Program loans (“PPP Loans”), discussed below. The Company did not pay the holder any consideration in exchange for the modification and there is no accounting impact from this change. In November 2020 the Company and bSpace amended the loan to extend the maturity date from November 6, 2020 to December 15, 2020. The Company did not pay the holder any consideration in exchange for the modification. The Company accounted for the November 2020 modification as a troubled debt restructuring. The Company did not recognize any gain on the restructuring of the loan as the undiscounted future cash flows of the loan exceeded the carrying amount.
In December 2020, the Company and bSpace amended the loan for all tranches to (1) extend the maturity date to December 31, 2022; (2) add a repayment premium of 150.0% due under all repayment scenarios; (3) add a Tranche 4 loan commitment of $3.0 million dollars; (4) change the repayment terms such that all principal, interest, fees and the repayment premium are due at maturity; (5) add a redemption option upon the occurrence a qualified public offering or equity financing; (6) add a conversion option; and (7) remove the premium associated with the Change of Control embedded derivative. Upon the occurrence of a qualified public offering the loan will automatically convert into shares of the Company at the original issue price of the listing. Upon the occurrence of a non-qualified public offering or other equity financing, bSpace has the option to convert the note into shares of the Company issued in the event at the issuance price. bSpace has the option to convert the loan into a next round of preferred stock at a conversion price equal to the greater of (1) $110.0 million or (b) 4x the Company’s trailing 12month revenue divided by the sum of (1) the total number of shares of Common Stock outstanding and (2) shares of Common Stock reserved for issuance pursuant to a stock option plan, restricted stock plan, or other stock. The Company accounted for the December 2020 modification as an extinguishment of the existing loan and execution of a new loan.
In April and June 2021, the Company drew the $3.0 million Tranche 4 loans under the same terms and conditions as existed during the December 2020 modification.
In September 2021, the Company and bSpace amended the loan in connection with the Revolving Line-of-Credit. The amendment subordinated the loan to the Revolving Line-of-Credit and extended the maturity date of the loan to February 2024. The Company did not pay the holder any consideration in exchange for the modification. The Company accounted for the September 2021 modification as a troubled debt restructuring. The Company did not recognize any gain on the restructuring of the loan as the undiscounted future cash flows of the loan exceeded the carrying amount.
As of December 31, 2021, the conversion feature within the loan included a contingent beneficial conversion feature, subject to the establishment of the Company’s next round preferred stock. As of January 1, 2022, upon the Company’s adoption of ASU 2020-06 the Company stopped assessing the contingent beneficial conversion feature for recognition in the Company’s consolidated financial statements.
On May 16, 2022, contemporaneously with the execution of the Merger Agreement, the Company and bSpace entered into an Amendment and Conversion Agreement (bSpace Conversion Agreement). The terms of the bSpace loan were amended to: (a) agree that $90.5 million is due to bSpace, including the repayment premium and accrued interest through March 15, 2023; (b) the interest rate on the loan will reduce to 5% from January 1, 2023 to March 15, 2023; (c) $59.0 million of the Company’s indebtedness would convert into 58,972 shares of the new NCNV preferred stock no more than 90 days from the date of agreement; (d) $11.5 million of the Company’s indebtedness would convert into 11,500 shares of the new NCNV preferred stock immediately prior to the closing of the merger; and (e) approximately $20.0 million owed to bSpace will be retired in conjunction with a purchase of 1,970,443 shares of EdtechX by bSpace (the Exchange Feature) pursuant to a private placement to occur in connection with the consummation of the merger (the “PIPE Investment”).
The Company accounted for the bSpace Conversion Agreement as a troubled debt restructuring due to the difference between the fair value of the 58,972 shares of NCNV preferred stock issued in exchange for $59.0 million of the Company’s indebtedness. The Company did not recognize any gain on the restructuring of the loan as the undiscounted maximum future cash flows of the loan exceeded the remaining carrying amount. The Company considers the potential conversions of the bSpace loan in connection with the closing of the merger and the PIPE Investment to be contingent payments. The impact of the conversion is excluded from the determination of the maximum future cash flows, as its inclusion could result in the recognition of a restructuring gain based on events that are not certain to occur.
In August 2022, upon the authorization of the NCNV preferred stock, the Company issued 58,972 shares of NCNV preferred stock to bSpace in exchange for the forgiveness of $59.0 million of the Company’s indebtedness, as proscribed by the bSpace Conversion Agreement. The Company reduced the carrying amount of the bSpace debt, including accrued interest, by $45.1 million, which represented the fair value of the NCNV preferred stock on the date of the bSpace Conversion Agreement. Additionally, in August 2022 the remaining balance of the loan became convertible at bSpace’s option. The NCNV preferred stock represents the Company’s next round preferred stock and the debt is convertible per the terms described above. Refer to Note 6 for detailed information pertaining to the rights and privileges of the NCNV preferred stock.
As of December 31, 2022, the effective interest rate of the bSpace debt was 0.9%. As of December 31, 2022, the gross principal amount due on the bSpace loan was $31.5 million. As of December 31, 2022, the Company was not in compliance with certain covenants related to the loan, and, therefore, the loan has been reclassified to short-term debt. As of December 31, 2022, the fair value of the bSpace loan, including accrued interest, approximates book value.
Kuwait Investment Authority Loan
In February 2019, the Company entered into a $5.0 million promissory note with Kuwait Investment Authority (“KIA”) a principal shareholder. The note accrued interest at 2.8% per year and was due on-demand at any point in time after December 31, 2020. Principal and interest were due at maturity and would be accelerated upon an event of default or a change in control. The Company would grant KIA a warrant in the event of certain dilutive issuances. The Company evaluated the loan for embedded derivatives that require bifurcation and separate accounting and noted that there were none.
In December 2020, the Company and KIA amended the note to (1) extend the earliest put date to December 31, 2022; (2) remove the change of control redemption and anti-dilution features; (3) add a repayment premium of 150.0%; (4) add a redemption option upon the occurrence of a qualified public offering or equity financing; (5) add a conversion option, and (6) execute a subordination agreement, eliminating any uncertainty that the KIA loan was subordinate to the bSpace loan. Upon the occurrence of a qualified public offering the loan will automatically convert into shares of the Company at the original issue price of the listing. Upon the occurrence of a non-qualified public offering or other equity financing, the note will convert into shares of the Company issued in the event at the issuance price, should bSpace elect to convert its loan. Additionally, the note may convert into a next round of preferred stock at a conversion price equal to the greater of (1) $110.0 million or (b) 4x the Company’s trailing 12-month revenue divided by the sum of (1) the total number of shares of Common Stock outstanding, and (2) shares of Common Stock reserved for issuance pursuant to a stock option plan, restricted stock plan, or other stock. The note will convert, should bSpace elect to convert its loan. The Company accounted for the December 2020 modification as an extinguishment of the existing loan and execution of a new loan. As a result, the Company recorded a loss from extinguishment of debt of $6.2 million, which was included in loss on extinguishment of debt on the consolidated statement of operations for the year ended December 31, 2020. In connection with the modification, the Company granted KIA a warrant to purchase shares of common stock. The warrants had a fair value of $0.4 million at issuance, which the Company recorded as part of the loss on extinguishment of debt. All issued warrants expired December 31, 2020.
In September 2021, the Company and KIA amended the loan in connection with the Revolving Line of Credit. The amendment further subordinated the loan to the Revolving Line of Credit and extended the maturity date of the loan to February 2024. The Company did not pay the holder any consideration in exchange for the modification. The Company accounted for the September 2021 modification as a troubled debt restructuring. The Company did not recognize any gain on the restructuring of the loan as the undiscounted future cash flows of the loan exceeded the carrying amount.
As of December 31, 2021, gross principal amounts due under the KIA loan, including the repayment premium, were $12.5 million and interest accrued on the KIA loan at 2.75% per annum. The KIA loan is redeemable upon the occurrence a qualified public offering or equity financing and is convertible upon a non-qualified public offering or other equity financing. Upon the occurrence of a qualified public offering the loan will automatically convert into shares of the Company at the original issue price of the listing. Upon the occurrence of a non-qualified public offering or other equity financing, the note will convert into shares of the Company issued in the event at the issuance price, should bSpace elect to convert its loan. Additionally, the note may convert into a next round of preferred stock at a conversion price equal to the greater of (1) $110.0 million or (b) 4x the Company’s trailing 12-month revenue divided by the sum of (1) the total number of shares of Common Stock outstanding, and (2) shares of Common Stock reserved for issuance pursuant to a stock option plan, restricted stock plan, or other stock. The note will convert, should bSpace elect to convert its loan.
As of December 31, 2021, the loan contained a contingent beneficial conversion feature, subject to the establishment of the Company’s next round preferred stock. As of January 1, 2022, upon the Company’s adoption of ASU 2020-06 the Company stopped assessing the contingent beneficial conversion feature for recognition in the Company’s consolidated financial statements.
On May 16, 2022, contemporaneously with the execution of the Merger Agreement, the Company and KIA entered into an Amendment and Conversion Agreement (KIA Conversion Agreement). The terms of the KIA loan were amended to provide that: (a) $8.1 million of the Company’s indebtedness would convert into 8,062 shares of the new NCNV preferred stock no more than 90 days from the date of agreement and (b) approximately $5.0 million of the Company’s indebtedness will be retired in conjunction with a purchase of 492,610 shares of EdtechX by KIA pursuant to a private placement to occur in connection with the consummation of a private investment in a public entity (“PIPE”).

The Company accounted for the KIA Conversion Agreement as a troubled debt restructuring due to the difference between the fair value of the 8,062 shares of NCNV preferred stock issued in exchange for $8.1 million of the Company’s indebtedness. Upon the execution of the KIA conversion agreement, the Company stopped accruing interest on the loan since the maximum undiscounted amount of the future cash flows exceeded the carrying amount of the loan. In August 2022 the Company completed the authorization of the NCNV preferred stock, exchanged $8.1 million of the loan for 8,062 shares of NCNV preferred stock, and recorded a restructuring gain of $0.8 million. The restructuring gain is calculated as the difference between the maximum undiscounted amount of future cash flows, including the fair value of 8,062 shares of NCNV preferred stock, and the carrying amount of the KIA loan. The Company considers the potential conversion of the KIA loan in connection with the merger to be a contingent payment. The impact of the conversion is excluded from the determination of the restructuring gain, as its inclusion could result in the recognition of a greater restructuring gain based on events that are not certain to occur. The Company recorded the restructuring gain in additional paid-in capital due to the related party relationship with KIA. Additionally, in August 2022 the remaining balance of the loan became convertible and will convert if bSpace elects its right to voluntarily convert its debt into the NCNV preferred stock, Refer to Note 6 for detailed information pertaining to the rights and privileges of the NCNV preferred stock.
As of December 31, 2022, the Company was not in compliance with certain covenants related to the loan; therefore, the loan has been reclassified to short-term debt.
The effective interest rate of the KIA loan was 4.9% in 2022 until interest accruals were ceased upon the execution of the KIA conversion agreement, as described above. As of December 31, 2022, the gross principal amount due on the loan was $5.0 million. As of December 31, 2022, the fair value of the KIA loan approximated book value.
PPP Loan
In April 2020, the Company received loan proceeds of $2.4 million pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In May 2021, the Company received a second PPP loan of $2.0 million. This loan and the first loan together are referred to as the PPP Loans. The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to consider the Company’s current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The certification made by the Company did not contain any objective criteria and is subject to interpretation. Despite the good-faith belief that given the Company’s circumstances all eligibility requirements for the PPP Loans were satisfied, if it is later determined that the Company had violated any applicable laws or regulations or it is otherwise determined the Company was ineligible to receive the PPP Loans, it may be required to repay the PPP Loans in its entirety and/or be subject to additional penalties.
The term of the Company’s PPP Loans was two years. The annual interest rate on the PPP Loans was 1.0% and no payments of principal or interest were due until the conclusion of the deferral period. The deferral period was scheduled to end on the earlier of (i) the date that Small Business Administration remits the loan forgiveness amount to the lender, or (ii) if the loan is not forgiven, ten months after the end of the 24-week loan forgiveness covered period.
In June 2021, the first PPP loan was fully forgiven and as a result, the Company recorded a gain on the forgiveness of principal and accrued interest in accordance with ASC 470, Debt (“ASC 470”). The remaining PPP Loan was recognized on the Company’s consolidated balance sheet as of December 31, 2021 as long-term debt.
In March 2022, the second PPP loan was fully forgiven and as a result, the Company recorded a gain on the forgiveness of principal and accrued interest in accordance with ASC 470.
Revolving Line of Credit
In September 2021, the Company entered into a Revolving Line-of-Credit with a financial institution which provides financing through a revolving line of up to the lesser of $10.0 million or the Borrowing Base.

The Revolving Line of Credit is available through September 8, 2023 and outstanding balances will bear interest at the greater of (i) 3.5% above the Prime Rate and (ii) 6.5%. The Borrowing Base is defined as 85.0% of eligible accounts receivable, plus the lesser of $3.5 million or 50.0% of eligible inventory, plus 450% of annual monthly recurring revenue, less reserves deemed appropriate and at the discretion of the financial institution. The Revolving Line of Credit incurs an unused commitment fee of 0.3% per year of the difference between the revolving line and the average outstanding principal balance during the applicable month. The financial institution is the Company’s senior creditor, and it has the senior claim to the Company’s collateral. During May and June 2022, the Company drew $3.0 million on the Revolving Line-of-Credit at an interest rate of 8.25%, which remains the outstanding balance at December 31, 2022. During 2021, the Company incurred $0.1 million in fees to obtain the revolving line of credit and for the monthly unused commitment fee. The monthly unused commitment fee was less than $0.1 million as of December 31, 2022. The unused commitment fee has been capitalized under prepaid and other current assets and is being amortized into interest expense over the contractual life of the Revolving Line-of-Credit.
Convertible Debt
On September 12, 2022, the Company entered into a short form loan agreement. $2.5 million (“Advance Loan Amounts”) was disbursed on September 15, 2022. The Convertible Loan and Security Agreement (“Convertible LSA”) was executed with an effective date of November 3, 2022. The LSA provided for loans up to $5 million, including the Advance Loan Amounts. The Company received the remaining $2.5 million available under the Convertible LSA on November 7, 2022 (“Tranche II loans”). The Company determined that the lender did not grant a concession upon signing the Convertible LSA in November and therefore concluded the modification was not a troubled debt restructuring. The Company accounted for the November 2022 modification as an extinguishment of the existing loan and execution of a new loan. Extinguishment accounting dictates that the Company record the debt at its fair value as of the date of extinguishment. As a result of embedded but not bifurcated conversion features, the fair value of the debt excluding accrued interest was $8.3 million. The fair value premium of $3.3 million over the principal amount due constitutes a substantial premium, that the Company recorded in additional paid-in capital. As a result, the Company also recorded a loss from extinguishment of debt of $3.3 million, which was included in loss on extinguishment of debt on the consolidated statement of operations for the year ended December 31, 2022.
The loan is due on or before September 12, 2023, and the debt bears interest at a rate of 13% per annum. The loan is secured by the Company’s assets. The loan requires mandatory prepayment upon (1) an event of default; (2) the consummation of the merger with EdtechX or any other listing of the Company’s securities; or (3) a change of control. The convertible debt lender has the right, in its sole discretion, to convert the loan (1) in the event of a public offering, which does not include the merger with EdtechX, into the securities issued in such offering; (2) in the case of an equity financing, into new preferred stock on the same terms of the equity offering; (3) at any time into the Company’s most senior round of preferred stock at a formulaic conversion price; or (4) if the Merger with EdtechX occurs on or prior to June 21, 2023, on the same terms and conditions as other investors participating in the PIPE. As of December 31, 2022, gross principal amounts due on the convertible loan was $5.0 million.
6.
TEMPORARY REDEEMABLE PREFERRED STOCK

Preferred Stock
As of December 31, 2022, the Company is authorized to issue 3,953,480 shares of preferred stock with a par value of $0.00001 per share, of which 3,874,946 shares are designated as Series A preferred stock and 78,534 shares are designated as NCNV preferred shares. Activity for both the Series A and NCNV preferred stock for the year ended December 31, 2022 was as follows (in thousands, except share data):

	Series A Preferred Stock		NCNV Preferred Stock
	Shares	Amount	Shares	Amount
Balance at January 1, 2022:	3,874,946	$3,000	—	$—
Issuance of NCNV in exchange for Related Party Debt and accrued interest	—	—	67,034	$51,296
Accretion of NCNV preferred stock	—	—	—	$9,835
Balance at December 31, 2022:	3,874,946	$3,000	67,034	$61,131
Series A Preferred Stock
The Series A preferred stock has the following rights and privileges:
Dividend Rights
The holders of the Series A preferred stock are entitled to receive dividends at the rate of 11% per annum of the purchase price per share. The dividends shall accrue on a daily basis whether or not they are declared by the Board of Directors. As of December 31, 2022, no dividends have been declared by the Board of Directors. Therefore, while the dividends are accruing on a daily basis, the Company has not recorded this as a liability on the Company’s consolidated balance sheets.
Redemption Rights (Liquidation)
In the event of certain capital transactions deemed to be a liquidation transaction, the holders of the Series A preferred stock are entitled to a per share liquidation preference, plus any declared but unpaid dividends on such shares, prior to distributions to any class of common stockholders. The liquidation preference for the Series A preferred stock is $3.7 million. In the event that the available proceeds from a liquidation transaction are not sufficient to redeem the outstanding shares of all classes of preferred stock at their liquidation preference, then the Company will distribute all available assets ratably among the holders of preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.
Conversion Rights
Each share of Series A preferred stock can be voluntarily converted into shares of common stock at any time. All outstanding shares of Series A preferred stock will automatically convert into common stock in the event of an effective registration statement under the Securities Act of 1933, as amended, which can include an initial public offering or a reverse recapitalization transaction, resulting in at least $30.0 million of gross proceeds to the Company or pursuant to a similar regulatory framework, a non-U.S. public offering resulting in at least $10.0 million of gross proceeds to the Company. The results of either scenario must be the Company’s common stock being listed on an exchange approved by the Board of Directors. Each share of Series A preferred share will convert into the number of shares of common stock determined by dividing the original issuance price by the conversion price. The initial Series conversion price is $0.7744515 per share. The conversion price is subject to adjustment upon issuances of additional shares of common stock if the consideration paid per common share is less than the conversion price in effect immediately prior to the issuance of additional shares.
Voting Rights
Holders of the Series A preferred stock shall be entitled to cast the number of votes equal to 100 times the number of shares of common stock into which the shares of Series A preferred stock could be converted. Common stockholders are entitled to one vote for each share of common stock held.
The Board of Directors consists of up to four directors. The Series A preferred stockholders are entitled to elect three directors. The common stockholders and Series A preferred stockholders, voting together as a single class, elect the remaining director, with common stockholders entitled to one vote for each share of common stock and Series A preferred stockholders entitled to 100 votes for each share of Series A preferred stock.

NCNV Preferred Stock
On August 12, 2022, the Company issued 67,034 shares of NCNV preferred stock. The Company issued the NCNV preferred stock in exchange for $67.0 million of outstanding debt with GII and KIA, as more fully described above in Note 5. The NCNV preferred stock are not convertible into any class of common stock and do not entitle the holder to vote on any matters pertaining to the Company. The Company classifies the NCNV preferred stock outside of stockholders’ deficit in temporary equity, as the NCNV preferred stock are redeemable at the option of the majority holder on or after March 15, 2023. The Company is accreting the carrying value of the NCNV preferred stock to its redemption value on using the effective interest method from August 12, 2022, the date of issuance, through March 15, 2023, the earliest redemption date. During the year ended December 31, 2022, the Company recorded $9.8 million for the accretion of the NCNV preferred stock, as a reduction to additional paid-in capital.
The NCNV preferred stock has the following rights and privileges:
Dividend Rights
The holders of the NCNV preferred stock are entitled to receive dividends at the rate of 5% of the issue price per share of $1,000, prior to payment of dividends to the holders of Series A preferred stock, if declared by the Board of Directors. The dividends are non-cumulative. As of December 31, 2022, no dividends have been declared by the Board of Directors.
Redemption Rights
At any time on or after March 15, 2023, the majority holders of NCNV preferred stock may request redemption at the issue price of $1,000 per share, plus all declared but unpaid dividends.
Conversion Rights
NCNV preferred stock are non-convertible.
Voting Rights
NCNV preferred stock are non-voting.
7.
STOCK BASED COMPENSATION EXPENSE

Equity incentive plans
The Company adopted an equity incentive plan in 2007 (the “2007 Plan”). The 2007 Plan allows a specific Committee, or the Board of Directors, to grant incentive stock options to employees, and nonqualified stock options and other stock awards to employees, officers, directors, and consultants. Equity awards are granted with an exercise price per share equal to at least the estimated fair value of the underlying common stock on the date of grant. The vesting period is determined through individual award agreements and is generally over a four-year period. Awards generally expire 10 years from the date of grant.
The Company later adopted a new equity incentive plan in 2017 (the “2017 Plan”). The 2017 Plan allows a specific Committee, or the Board of Directors, to grant incentive stock options to employees, and nonqualified stock options and other stock awards to employees, officers, directors, and consultants. Equity awards are granted with an exercise price per share equal to at least the estimated fair value of the underlying common stock on the date of grant. The vesting period is determined through individual award agreements and is generally over a four-year period. Awards generally expire 10 years from the date of grant.
Since the inception of both the 2007 and 2017 Plans, the Company’s Board and its stockholders have voted to increase the shares of common stock reserved under the plan on several occasions. As of December 31, 2022, 8,770,035 were authorized under both the 2007 and 2017 Stock Plans. Shares forfeited due to employee termination or expiration are returned to the share pool. Similarly, shares withheld upon exercise to provide for the exercise price and/or taxes due and shares repurchased by the Company are also returned to the pool.

Determination of fair value of stock options
As of December 31, 2022, the Company had approximately 1 million options outstanding, under both Plans.
The fair value of stock options granted during the year ended December 31, 2022 was estimated on the grant date using the Black-Scholes valuation model with the following assumptions:
December 31, 2022
Dividend yield	—
Expected term	5.2 – 6.1 years
Risk-free interest rates	1.6% – 3.4%
Expected volatility	54.9% – 56.5%
Dividend Yield — The dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to do so.
Expected Term — The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company determines the expected term using the simplified method as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected Volatility — Because the Company does not have any trading history of its common stock, the expected volatility is derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.
Fair Value of Common Stock — Given the absence of a public trading market, the Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of its common stock at each grant date. These factors included, but were not limited to: (i) independent third-party valuations of common stock; (ii) the prices for the Company’s redeemable temporary redeemable preferred stock sold to outside investors; (iii) the rights and preferences of redeemable temporary redeemable preferred stock relative to common stock; (iv) the lack of marketability of its common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.
A summary of the Company’s stock option plan and the changes during the year ended December 31, 2022, are presented below:
	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value
Balance, January 1, 2022	967,590	$6.75	9.13	$1,717,364
Options granted	7,571,613	3.00	—	—
Forfeited	(4,800)	0.53	—	—
Expired	(6,494)	30.00	—	—
Exercised	(15,684)	0.53	—	—
Balance, December 31, 2022	8,512,225	$3.75	9.58	$—
Vested and Exercisable, December 31, 2022	948,024	$6.75	8.24	$—
Vested and Expected to Vest, December 31, 2022	978,891	$6.75	8.28	$—
The weighted-average grant-date fair value of options granted was nil for the year ended December 31, 2022. As of December 31, 2022, total unrecognized stock-based compensation cost was less than $0.1 million which is expected to be recognized on a straight-line basis over a weighted average period of 2.9 years. This excludes the stock options issued in September 2022 that have performance conditions. Additional information on these options is disclosed below in this note.
Stock-based compensation was included in the following captions in our consolidated statement of operations for the year ended December 31, 2022 (in thousands):
December 31, 2022
Research and development	$6
General and administrative	(3)
Sales and marketing	17
Total Stock Compensation Expense	$20
September 2022 Stock Option Issuance
In September 2022, in accordance with the 2017 Plan, the Company awarded 210,107 stock options to recently hired employees at an exercise price of $3.00 per share. These options are subject to time-based and performance condition vesting requirements. Also in September 2022, the Company awarded 7,323,227 stock options to the Company’s employees at an exercise price of $3.00 per share. All options are subject to a performance condition. The performance condition for both sets of options assumes a Liquidity Event, which would include a reverse recapitalization, is consummated prior to the time service with the Company terminates. No options vest if the performance condition is not met. As of December 31, 2022, the Company concluded that the events surrounding the occurrence of a Liquidity Event performance condition were not entirely in its control and that it cannot conclude if any of the stock options will vest. Therefore, the Company concluded that it is not probable that the performance condition will be met, and as of December 31, 2022, the Company has not recognized any expense related to the granting of these options. The Company will begin recognizing expense related to the granting of these options upon the occurrence of a Liquidity Event, which will satisfy the performance condition. The fair value of these awards and the unrecognized expense is $5.0 million at December 31, 2022. The Company calculated the fair value of the options using the Black-Scholes valuation model assuming an expected term of 0.5 years, volatility of 77.0%, dividend yield of 0%, and risk-free interest rate of 3.4%.
8.
TAXES

The components of the income tax provision as of December 31, 2022 is as follows (in thousands):
December 31, 2022
Current
Federal	$—
State	1
Foreign	43
Total current	$44
Deferred
Federal	$(1,891)
State	(179)
Foreign	(16)
Change in valuation allowance	2,086
Total deferred	$—
Total income tax provision	$44
A reconciliation of total income tax provision and the amount computed by applying the federal statutory income tax rate of 21.0% to loss before provision from income taxes is as follows:

2022
Tax computed at federal statutory rate	21.0%
State, net of federal benefit	0.9%
Non-deductible interest expense	(4.5)%
PPP loan forgiveness	2.8%
Extinguishment of debt	(4.6)%
Change in valuation allowance	(13.7)%
Other	(1.9)%
Effective income tax rate	—
Temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities as of December 31, 2022 are as follows (in thousands):
December 31, 2022
Deferred tax assets
Accruals and revenues	$564
Share-based compensation	88
Deferred revenue	1,004
Net operating loss	6,141
Section 163(j)	—
Capitalized research & development expenses	123
Property and equipment	18
Total gross deferred assets	$7,938
Valuation allowance	(7,918)
Total deferred tax assets	$20
Deferred tax liabilities
Property and equipment	(20)
Total deferred tax liabilities	$(20)
Net deferred tax assets	$—
In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance on its deferred tax asset balances as of December 31, 2022.
Federal and state tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership of the Company, as defined by Internal Revenue Code Section 382 (“Section 382”). The Company has conducted a formal study indicating that a Section 382 change in control occurred on December 15, 2020.
The Company has net operating loss (“NOL”) carryforwards for Federal and State income tax purposes of approximately $334.6 million as of December 31, 2022. Of these amounts, $155.8 million of federal NOL and $140.1 million of state NOL are expected to expire unutilized and thus no deferred tax assets are established for such loss carryforwards as of December 31, 2022. The Company is subject to a federal Section 382 annual limitation of $2.2 million annually for the 5 years after the change in control, and a nil annual limitation thereafter.
Per the Tax Cuts and Jobs Act (“TCJA”) signed into law by President Trump in 2017, the federal NOL carryforwards generated in 2018 and years can be carried forward indefinitely. The federal NOL carryforwards generated in 2017 and prior years will continue to have their 20-year carryforward period and will begin expiring in 2037. The state NOL carryforwards, if not utilized, will expire beginning in 2029.
The Company has federal and state Section 163(j) limited interest expense carryforwards of $4.2 million for both federal and state as of December 31, 2022. Of these amounts, $4.2 million of both federal and state

Section 163(j) carryforwards are not more likely than not to be utilized and thus no deferred tax assets are established for such NOL carryforwards as of December 31, 2022. Section 163(j) attributes carry forward indefinitely.
The Company has $1.4 million of federal and $1.4 million of California state research and development credit carryforwards for Federal and California income tax purposes as of December 31, 2022. As of December 31, 2022 these credits are subject to IRC Section 382 and are not more likely than not to be utilized and thus no deferred tax assets are established for such research credit carryforwards as of December 31, 2022.
The Company has approximately $0.5 million of foreign NOL carryforward of 10 years as of December 31, 2022 that begin to expire in 2023.
The Company files taxes in the United States, various US states, and various foreign jurisdictions. As the Company has had substantial losses in all tax years, substantially of its tax returns remain subject to audit by taxing authorities until the NOL generated in such years are utilized against taxable income in subsequent year tax returns.
The Company had unrecognized tax benefits of $2.79 million as of December 31, 2019 related to research and development tax credits. These unrecognized tax benefits, if recognized, would not affect the effective tax rate. As of December 31, 2022, such research and development tax credits are subject to Section 382 limitations and are not more likely than not to be utilized. There were no interest or penalties accrued at December 31, 2022.
There were no interest or penalties accrued at December 31, 2022. As of December 31, 2022, we recorded a valuation allowance of $7.9 million against the deferred tax asset balance as realization is uncertain due to a history of operating losses.
9.
NET LOSS PER SHARE

Net loss per common share (“EPS”) is presented for both Basic EPS and Diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding during the period. Diluted EPS is based on the weighted-average number of common shares and common shares equivalents outstanding during the period.
When an entity has a loss from operations, including potential shares in the denominator of diluted per share computations will generally be anti-dilutive, even if the entity has net income after adjusting for discontinued operations. That is, including potential shares in the denominator of the earnings per share calculation for a loss-making entity will generally decrease the loss per share and, therefore, those shares should be excluded from calculations of diluted earnings per share.
The following data show the amounts used in computing EPS and the effect on income and the weighted average number of shares:
December 31, 2022
Net loss	$(15,173)
Accretion of NCNV preferred stock	(9,835)
Cumulative preferred stock dividends for the period(1)	(330)
Net loss available to common shareholders used in basic and diluted EPS	$(25,338)
Weighted average number of common shares used in basic and diluted EPS	161,683
Loss per common share – basic and diluted	$(156.71)

(1)
Adjusted for an immaterial amount to reflect the correct period calculation

The following items have been excluded from the computation of diluted net loss per share because the effect of including these would have been anti-dilutive:
December 31, 2022
Incentive stock options	8,512,225
Temporary redeemable preferred stock	3,874,946
Total	12,387,171

10.
RELATED PARTY TRANSACTIONS

GII and its related parties
GII and its related parties hold the controlling interest on the Company’s Board of Directors.
In May 2019, the Company entered into a loan security agreement with bSpace, a related party of GII. The bSpace loan was amended multiple times throughout 2021 and 2022 and the details surrounding the initial and subsequent issuances are fully described in Note 5. As of December 31, 2022, the Company owed principal amounts of $31.5 million to bSpace under the loan and security agreement and subsequent amendments. As of December 31, 2022, the Company was not in compliance with certain covenants related to the loan; therefore, the loan has been reclassified to short-term debt.
As more fully described in Note 5, on August 12, 2022 bSpace forgave amounts due under its loan and security agreement, in exchange for 58,972 shares of NCNV preferred stock. Refer to Note 6 for details regarding the rights.
Kuwait Investment Authority
In February 2019, the Company entered into a loan security agreement with a related party, KIA, for $5.0 million. The KIA loan was amended during 2020 and 2021 and the details surrounding the initial and subsequent modifications are fully described in Note 5. As of December 31, 2022 the Company owed principal amounts of $5.0 million to KIA under the original agreement and subsequent amendments to the KIA loan. As more fully described in Note 5, on August 12, 2022, KIA forgave amounts due under its loan and security agreement in exchange for 8,062 shares of NCNV preferred stock. Refer to Note 6 for details regarding the rights and privileges of the NCNV preferred stock.
11.
COMMITMENTS AND CONTINGENCIES

Litigation
From time to time, the Company may be involved in lawsuits, claims, investigations, and proceedings consisting of intellectual property, commercial, employment, and other matters, which arise in the ordinary course of business. In accordance with ASC Topic 450, Contingencies, the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of December 31, 2022, there were no matters pending that required provision or disclosure.
Purchase Obligations
The Company has agreements with hardware suppliers to purchase inventory. As of December 31, 2022, the Company had $8.2 million in purchase obligations outstanding.
12.
MAJOR CUSTOMERS AND ACCOUNTS RECEIVABLE

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:
For the year ended December 31, 2022, one customer accounted for approximately 16.0% of total revenue.

As of December 31, 2022, one customer accounted for approximately 13.0% of accounts receivable.
13.
EMPLOYEE BENEFITS

The Company maintains a qualified 401(k) plan (the “Plan”) which allows participants to defer from 0% to 100% of cash compensation. The Plan allows employees to contribute on a pretax and after-tax basis to a Traditional and Roth 401(k). The Plan allows employees who meet the age requirements and reach the Plan contribution limits to make catch-up contributions (which are eligible for matching contributions). Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The company matches pretax and Roth employee contributions up to $1,000 per participant annually and all matching contributions vest immediately. The matching contributions to the Plan totaled $0.1 million for the year ended December 31, 2022.
14.
SUBSEQUENT EVENTS

Management has evaluated subsequent events that have occurred through June 16, 2023, which is the date that the financial statements were available to be issued and, through December 29, 2023 with respect to the reverse stock split discussed in Note 1, has determined that there were no subsequent events that required recognition or disclosure in the financial statements as of and for the year ended December 31, 2022, except as disclosed below:
Term Loans
In January 2023, the Company entered into two loan agreements from a single lender to borrow a total of $6.5 million secured by certain assets. The first loan was for $4.0 million at an annual interest rate of 13.0%. The second loan was for $2.5 million and has an annual interest rate of 34.0%. The interest on both loans is subject to adjustment for prepayment and default. The loans have periodic principal and interest payments of (i) 36 equal monthly payments of $0.13 million, beginning February 1, 2023 on the first loan and (ii) 18 equal monthly payments of $0.18 million, beginning March 1, 2023 for the second loan.
In May 2023, the Company entered into a loan for an additional $3.0 million from the lender of the convertible debt (Note 5) secured by certain assets. The loan has an annual interest rate of 25%, subject to adjustment for prepayment and default, that is accrued and paid on a monthly basis. The loan matures in May 2025.
Termination of Revolving Line of Credit
In February 2023, the Company fully paid off the outstanding balance and terminated its Revolving Line-of-Credit.
Employee Retention Credit Loan
In April 2023, the Company filed for payroll tax refunds through Employee Retention Credits introduced as part of certain acts passed by the U.S. Congress in response to the COVID-19 pandemic to help employers adversely affected by the pandemic who maintained employee payroll during qualifying periods (“ERC”). In conjunction with the ERC filing, the Company entered into a term loan with a lender for $0.7 million secured in part by the ERC proceeds the Company is entitled to receive. This loan has an annual interest rate of 18%. This loan has interest only for the first 12 months and then equal monthly principal and interest payments of $.03 million for up to 24 months. The loan must be repaid once ERC proceeds have been received from the IRS.
Except for the stock split discussed in Note 1, we have evaluated all subsequent activity through June 16, 2023, the date these financial statements were made available to be issued, and concluded that no additional subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

Through and including         , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.
Shares
ZSPACE, INC.
COMMON STOCK

PRELIMINARY PROSPECTUS

         , 2024

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table presents the costs and expenses, other than underwriting discounts and commissions, payable in connection with this offering. All amounts are estimates except the SEC registration fee, the FINRA filing fee and listing fee. Except as otherwise noted, all the expenses below will be paid by us.
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be completed by amendment.

Item 14.   Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
As permitted by the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our Amended and Restated Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:
•
for any breach of the director’s duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
for any transaction from which the director derives any improper personal benefit.

Our Amended and Restated Certificate of Incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.
Our Amended and Restated Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our Amended and Restated Bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is included as Exhibit 10.1 to this registration statement. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our Amended and Restated Bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.
Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 2.8 of our amended and restated investors’ rights agreement (the IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.
We currently carry and intend to continue to carry liability insurance for our directors and officers.
Item 15.   Recent Sales of Unregistered Securities
Since January1, 2022 we have issued the following unregistered securities (after giving effect to the conversion of our common stock into Class B common stock):
From January 1, 2022 through December 31, 2023, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of       shares of our common stock at per share purchase prices ranging from $       to $        pursuant to exercises of options granted under our 2017 Stock Plan, for an aggregate exercise price of approximately $        .
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.
Item 16.   Exhibits and Financial Statement Schedules
(a)   Exhibits.   The following exhibits are included herein or incorporated herein by reference:
Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering.
3.3**	Bylaws of Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering.
4.1*	Form of Registrant’s common stock certificate.
4.2**	Amended and Restated Voting and Rights Agreement dated 12/4/2020
5.1*	Opinion of Fisher Broyles, LLP.
10.1*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

Exhibit Number	Description
10.2*	2017 Stock Plan, as amended, and forms of agreements thereunder.
10.3*	2024 Equity Incentive Plan and form of agreements thereunder.
10.4*	2024 Employee Stock Purchase Plan.
10.5*	Non-employee Director Compensation Plan.
10.6*†	Loan and Security Agreements with bSpace Investments Ltd. and KIA
23.1*	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm.
23.2*	Consent of Fisher Broyles, LLP (contained in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).

*
To be filed by amendment.

**
Previously Filed

†
Pursuant to Item 601(a)(10) of Regulation S-K, certain exhibits and schedules to this agreement have been omitted. The Company hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits and/or schedules.

(b)   Financial Statement Schedules.   All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.
Item 17.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the day of             ,       .
ZSPACE, INC.
By:

Paul Kellenberger
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints             and        , and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Paul Kellenberger	President, Chief Executive Officer and Director (Principal Executive Officer)
Erick DeOliveira	Chief Financial Officer (Principal Financial Officer)
Joseph Powers	Chief Accounting Officer (Principal Accounting Officer)
Pankaj Gupta	Director
Amit Jain	Director
Muhammed Chaudhry	Director